SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: February 17, 2005

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14, 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F   __
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   __                  No   X
                                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




On November 15, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") filed Securities Issuer's Quarterly Report for the fiscal quarter ended September 30, 2004 (the "Quarterly Report") with the Russian Federal Service for Financial Markets ("FSFM") as required by the Russian Federation's securities legislation. A copy of the report is attached hereto as Exhibit 99.

The requirements for the contents of the Quarterly Report and criteria for the information to be disclosed in the Quarterly Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Quarterly Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

Certain statements in the Quarterly Report are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to:

     o    the Company's plans to construct and modernize its network;
     o    the  Company's  plans  relating to the  expansion  of the range of its services;
     o    the  Company's  plans  concerning  the  restructuring  of  its  branch network;
     o    the   Company's    expectations    as   to   its   position   in   the
          telecommunications market;
     o    the Company's expectations as to the increase of its revenues; and
     o    other statements regarding matters that are not historical facts.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

     o risks relating to changes in political, economic and social conditions in Russia;
     o risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;
     o risks relating to the Company, including demand for and market acceptance of, its services and competitive pressure; and
     o    other risks and uncertainties.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable securities laws.

For any questions concerning the Quarterly Report, contact Olga V. Mokhoreva, Head of the Securities Department OJSC Rostelecom, by phone at +7 (095)973-9940, by facsimile at +7 (095)787-2850 or by email at mokhoreva@hq.rt.ru




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: February 17, 2005               By:           [signed]
                                          -----------------------------------
                                       Name:  Andrey A. Gaiduk
                                       Title: Deputy General Director -
                                              Finance Director






                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                  Description

     99. English translation of the Securities Issuer's Quarterly Report filed with the Russian Federal Service for Financial Markets.






                                                                     Exhibit 99




                                           Approved by
                                           Board of Directors, OJSC Rostelecom
                                           Minutes No.4 dated November 15, 2004


                                           Chairman of the Board of Directors
                                           V.N. Yashin _______________________

                                                            (Signature)
                                                               (Seal)



                                QUARTERLY REPORT


                            Open Joint Stock Company
               Long-Distance and International Telecommunications
                                   Rostelecom



----------------------- ------- ---- ----- ----- ----- -----       ----
     Issuer Code:                0    0     1     2     4     -     A
----------------------- ------- ---- ----- ----- ----- -----       ----


                                3rd Quarter, 2004



Issuer's Legal Address: 5 Delegatskaya St., Moscow, 127091
Issuer's Postal Address: 14, 1st Tverskaya-Yamskaya St., Moscow, 125047

Information contained in this quarterly report is subject to disclosure in accordance with Russian Federation securities legislation

------------------------------- ------------------- ------------------------
General Director,                  ____________         D.Ye. Yerokhin
OJSC Rostelecom                    (signature)        (Name and initials)
Date: November 1, 2004
------------------------------- ------------------- ------------------------
------------------------------- ------------------- ------------------------
Chief Accountant,                  ____________           A.A. Lutsky
OJSC Rostelecom                    (signature)        (Name and initials)
Date: October 29, 2004                (Seal)
------------------------------- ------------------- ------------------------
----------------------------------------------------------------------------
Contact person:
Elvira R. Nizamova, Chief Expert, Securities Department
Phone: (095) 973-9921
Facsimile: (095) 787-2850
E-mail: oracb@hq.rt.ru
Web-site http://www.rt.ru provides information contained herein
----------------------------------------------------------------------------


Introduction

Item                                                                                                      Page

I. Members Of The Issuer's Management Bodies, Its Bank Accounts, Auditors, Appraiser, And Financial
   Consultant and Other Signatories To This Quarterly Report................................................10
           1.1       Members Of The Issuer's Management Bodies..............................................10

           1.2       The Issuer's Bank Accounts.............................................................11

           1.3       The Issuer's Auditor(s)................................................................11

           1.4       The Issuer's Appraiser.................................................................11

           1.5       The Issuer's Consultants...............................................................12

           1.6       Other Signatories To This Quarterly Report.............................................12

II. The Issuer's Financial And Economic Status..............................................................12

           2.1       The Issuer's Financial And Economic Indicators (in accordance to Russian Accounting
                     Standards).............................................................................12

           2.2       The Issuer's Market Capitalization.....................................................14

           2.3       The Issuer's Liabilities (according to Russian Accounting Standards)...................14

                     2.3.1     Accounts Payable.............................................................14

                     2.3.2     The Issuer's Credit History..................................................16

                     2.3.3     The Issuer's Liabilities Resulting from Security Issued to Third Parties.....16

                     2.3.4     Other Liabilities of the Issuer..............................................17

           2.4       The Purposes and Use of Proceeds from the Issuance of Issue Securities.................17

           2.5       Risks In Connection With The Purchase Of Placed Issue Securities And Securities That
                     Are Being Placed ......................................................................17

                     2.5.1     Industry Risks...............................................................18

                     2.5.2     Country and Regional Risks...................................................19

                     2.5.3     Financial Risks..............................................................21

                     2.5.4     Legal Risks..................................................................23

                     2.5.5     Risks Related To The Issuer's Operations.....................................24

III. Detailed Information On The Issuer.....................................................................26
           3.1       The Issuer's Establishment and Development.............................................26

                     3.1.1     The Issuer's Corporate Name..................................................26

                     3.1.2     State Registration of the Issuer.............................................26

                     3.1.3     Issuer's Establishment and Development.......................................27

                     3.1.4     Contact Information..........................................................30

                     3.1.5     Taxpayers's Identification Number (TIN)......................................30

                     3.1.6     Issuer's Branches and Representative Offices.................................30

           3.2       Issuer's Principal Operations..........................................................32

                     3.2.1     Issuer's Field of Business...................................................32

                     3.2.2     Issuer's Principal Operations................................................32

                     3.2.3     Principal Products (Works, Services).........................................33

                     3.2.4     Issuer's Suppliers  Accounting For 10% Or More Of Total Supplies To The
                               Issuer, With Percentages Of The Total Supplies Specified.....................35

                     3.2.5     Target Markets For The Issuer's Products (Works, Services)...................35

                     3.2.6     Working Capital And Inventory Management Practices...........................36

                     3.2.7     Raw materials................................................................36

                     3.2.8     Principal Competitors........................................................36

                     3.2.9     Licenses Held By The Issuer..................................................40

                     3.2.10    Issuer's Joint Operations....................................................41

                     3.2.11    Additional Requirements To Issuers That Are Joint-Stock Investment Funds Or
                               Insurance Organizations......................................................41

                     3.2.12    Additional Requirements To Issuers That Are Mineral Production Entities......41

                     3.2.13    Additional Requirements To Issuers That Are Providers Of Communications
                               Services.....................................................................42

           3.3       N/A....................................................................................48

           3.4       The Issuer's Future Plans..............................................................48

           3.5       The  Issuer's  Participation  in  Industrial,  Banking and  Financial  Groups,  Holding
                     Companies, Concerns and Associations...................................................50

           3.6       The Issuer's Subsidiaries And Dependent Companies......................................51

           3.7       The Issuer's Fixed Assets:  Composition,  Structure,  Value, Planned Purchases,
                     Replacement,  Retirement and Any Encumbrances..........................................57

                     3.7.1     Fixed Assets.................................................................57

                     3.7.2     The Value of Issuer's Real Property Assets...................................58

IV. The Issuer's Financial And Business Operations..........................................................59
           4.1       The Issuer's Financial And Business Results............................................59

                     4.1.1     Profit And Losses............................................................59

                     4.1.2     Factors That Influenced Changes in the Amount of Proceeds From the Sale of
                               Products, Work and Services by the Issuer and Income (Losses) From its
                               Principal Operations.........................................................60

           4.2       The Issuer's Liquidity.................................................................62

           4.3       The Issuer's Capital And Current Assets Size, Structure, And Adequacy..................64

                     4.3.1     The Issuer's Capital And Current Assets Size And Structure...................64

                     4.3.2     The Issuer's Capital And Current Assets Adequacy.............................65

                     4.3.3     Cash Assets..................................................................65

                     4.3.4     The Issuer's Financial Investments...........................................66

                     4.3.5     The Issuer's Intangible Assets...............................................67

           4.4       The Issuer's R&D, Licenses And Patents, New Development And Research Project Policies
                     And Expenditures.......................................................................67

           4.5       Trends In Field of the Issuer's of Principal Operations................................68

V. Members Of The Issuer's Management Bodies, Its Financial And Business Operations Auditing Bodies, And
   Brief Information About The Issuer's Officers (Employees)................................................74
           5.1       The Organization And Authority Of The Issuer's Management Bodies.......................74

           5.2       Members Of The Issuer's Management Bodies..............................................82

           5.3       Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management
                     Body of the Issuer....................................................................103

           5.4       Organization and Authority of the Auditing Bodies of the Issuer's Financial and
                     Business Operations...................................................................104

           5.5       Members of the Bodies Auditing the Issuer's Financial and Business Operations.........105

           5.6       Amount of  Remuneration, Benefits  and/or cost  Reimbursement Amounts of the Auditing
                     Bodies of the  Issuer's Financial and Business Operations.............................111

           5.7       Number of Issuer's Employees, Employee Education and Category Summary Data, and
                     Headcount Changes.....................................................................111

           5.8       The Issuer's Obligations to Employees with Respect to Their  Potential Participation in the Issuer's  Charter (Share) Capital (Equity Fund)................................112

VI. The Issuer's Participants (Shareholders) And Interested-Party Transactions.............................112
           6.1       The Total Number of the Issuer's Shareholders (Participants)..........................112

           6.2       The Issuer's  Participants  (Shareholders)  Owning At Least 5% Of Its Charter (Share)
                     Capital (Equity Fund) Or At Least 5% Of Its Ordinary  Shares,  And The Participants
                     (Shareholders)  Of Those Entities Owning At Least 20% Of Their Charter (Share) Capital
                     (Equity Fund) Or At Least 20% Of Their Ordinary Shares................................112

           6.3       Portions Of The Issuer's  Charter (Share)  Capital (Equity Fund) Owned By The State Or
                     A Municipal  Entity Or The Existence Of Special Rights (The Golden Share).............114

           6.4       Restrictions Concerning Participation In The Issuer's Charter (Share) Capital
                     (Equity Fund).........................................................................114

           6.5       Changes In The Composition and Participation  Interests Of The Issuer's  Shareholders
                     (Participants)  Holding At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or
                     At Least 5% Of Its Ordinary Shares....................................................115

           6.6       Interested Party Transactions Entered into by the Issuer..............................118

           6.7       Accounts receivable...................................................................119

VII. The Issuer's Accounting Statements And Other Financial Information....................................121
           7.1       The Issuer's Annual Accounting Statements.............................................121

           7.2       The Issuer's Quarterly Accounting Statements for the Latest Complete Reporting Quarter121

           7.3       The Issuer's Consolidated  Accounting Statements for the Past Three Complete Financial
                     Years or for Each Complete Financial Year.............................................121

           7.4       Total Exports and Exports as a Percentage of Total Sales..............................121

           7.5       Material Changes in the Issuer's Assets Since the Ending Date of the Latest Complete
                     Financial Year........................................................................121

           7.6       The Issuer's  Involvement  in Judicial  Proceedings  That May  Significantly  Affect
                     Its  Financial  and Business Operations...............................................122

VIII. Additional Information About The Issuer And Placement Of Its Issued Securities.......................126
           8.1       Additional Information About the Issuer...............................................126

                     8.1.1     The Issuer's Charter (Share) Capital (Equity Fund) Size and Structure.......126

                     8.1.2     Changes in the Size of the Issuer's Charter (Share) Capital (Equity Fund)...126

                     8.1.3     Formation and Uses of the Issuer's Reserve Fund and Other Funds.............126

                     8.1.4     The Procedure For Convening Meetings Of The Issuer's Top Management Body....127

                     8.1.5     Business  Entities In Which The Issuer Owns At Least 5% Of Their Charter
                               (Share) Capital (Equity Fund) Or At Least 5% Of Their Ordinary Shares.......129

                     8.1.6     Material Transactions Effected By The Issuer................................129

                     8.1.7     The Issuer's Credit Ratings.................................................129

           8.2       The Issuer's Shares  By Category (Class)..............................................132

           8.3       Prior Issues of the Issuer's Securities Other Than its Shares.........................135

                     8.3.1     Issues of Which All Securities Have Been Redeemed (Cancelled)...............135

                     8.3.2     Issues of Securities Currently in Circulation...............................135

                     8.3.3     Issues of Securities under Which the Issuer's Obligations Have Not Been
                               Fulfilled (Default).........................................................135

           8.4       Entity (Entities) that Have Provided Security for Bonds Issued........................135

           8.5       Issued Bond Obligation Security Terms.................................................136

           8.6       Organizations that Register the Rights to Securities Issued by the Issuer.............136

           8.7       Laws  Governing  Capital  Imports and Exports that May Affect Payment of Dividends,
                     Interest,  and Other Amounts Payable to Nonresidents..................................136

           8.8       Taxation of Income Generated by Securities Placed or Being Placed by the Issuer.......136

           8.9       Dividends Declared (Accrued) and Paid on the Issuer's Shares, and Yields the Issuer's
                     Bonds.................................................................................138

           8.10      Other Information.....................................................................139



Introduction

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (hereinafter, "Rostelecom" or the "Company") is a legal entity organized under the laws and regulations of the Russian Federation on September 23, 1993.

The Company's permanent executive body (the Management Board) is located at: 5 Delegatskaya St., Moscow 127091, phone number +7 (095) 972-8283, facsimile number +7 (095) 787-2850, e-mail: info@rostelecom.ru, web site: http://www.rt.ru.

Rostelecom's charter capital currently equals 2,428,819.4725 rubles and consists of 728,696,320 ordinary shares (registration number 1-01-00124-A on Sep. 09, 2003) and 242,831,469 Class A preferred shares (registration number 2-01-00124-A on Sep. 09, 2003); par value: 0.0025 rubles a share.

Basic information on allocation of securities

1. Type of securities: registered paperless ordinary shares
(including preferred Class B shares)
Category: ordinary shares
Form of securities: paperless shares
Nominal value: 0.0025 rubles per share
Form of placement: purchase of the shares during the privatization
Period of placement: from November 30, 1993 to April 28, 1994
Placement price of securities: non-applicable for this type of placement
The number of actually placed securities in accordance with registered issue report is 700,312,800 shares

2. Type of securities: registered paperless preferred Class A shares
Category: preferred shares
Form of securities: paperless shares
Nominal value: 0.0025 rubles per share
Type of placement: purchase of the shares during the privatization
Period of placement: from November 30, 1993 to April 28, 1994
Placement price of securities: non-applicable for this type of placement
The number of actually placed securities in accordance with registered issue report is 233,437,600 shares

3. Type of securities: registered paperless ordinary shares
Category: ordinary shares
Form of securities: paperless shares
Nominal value: 0.0025 rubles per share
Type of placement: The shares of a joined Company were converted into the Rostelecom shares
Period of placement: from August 20, 2000 to August 20, 2000
Placement price of securities: non-applicable for this type of placement
The number of actually placed securities in accordance with registered issue report is 28,420,179 shares Terms of conversion: additionally issued ordinary shares of OJSC Rostelecom were placed among shareholders of merged company converting 1 ordinary share of the company being taken over into 2.40935 ordinary shares of OJSC Rostelecom.

4. Type of securities: registered paperless preferred shares
Category: preferred Shares
Form of securities: paperless shares
Nominal value: 0.0025 rubles per share
Type of placement: The shares of a new Joint Company were converted into the Rostelecom shares
Period of placement: from August 20, 2000 to August 20, 2000
Placement price of securities: non-applicable for this type of placement
The number of actually placed securities in accordance with registered issue report is 28,420,179 shares Terms of conversion: additionally issued preferred shares of OJSC Rostelecom were placed among shareholders of merged company converting 1 preferred share of the company being taken over into 2.40935 preferred shares of OJSC Rostelecom.

36,659 ordinary and 79,300 preferred shares were repurchased at the request share repurchase in accordance with the reorganization decision (as of September 10, 1999) resolved at the General Shareholders' meeting of OJSC Rostelecom as of June 26, 1999.

The issues of Rostelecom shares were consolidated according to the Order of the FCSM No. 03-1915/r dated September 09, 2003.

The following registration numbers of Rostelecom registered paperless ordinary shares issues were cancelled: 73-1"P"-1947 as of November 10, 1993; 1-02-00124-A as of August 16, 1999.

The abovementioned issues of registered paperless ordinary shares were assigned with the State registration number 1-01-00124-A as of September 09, 2003.

The following registration numbers of Rostelecom registered paperless preferred shares issues were cancelled: 73-1"P"-1947 as of November 10, 1993; 2-02-00124-A as of August 16, 1999.

The abovementioned issues of registered paperless preferred shares were assigned with the State registration number2-01-00124-A as of September 09, 2003.

As of the end of fiscal quarter the following securities of OJSC Rostelecom were issued in circulation.

..................... ................. ................ .......................
     Share Type          Quantity        Face Value       State registration
                                                                number
..................... ................. ................ .......................
..................... ................. ................ .......................
Ordinary shares        728,696,320      0.0025 rubles   1-01-00124-A as of
Preferred Class A      242,831,469      0.0025 rubles   September 09, 2003
shares                                                  2-01-00124-A as of
                                                        September 09, 2003
..................... ................. ................ .......................

This quarterly report contains estimates and projections by the Company's authorized management bodies about future events and/or actions, an outlook for the development of the Company's principal activity sector, the Company's performance, including its plans, and the likelihood of certain events or actions.

Investors should not fully rely on the Company management's evaluations and projections, because the Company's future actual performance results may differ from forecasts due to a number of reasons. Purchasing Company securities involves risks described in this quarterly report.


I. Members Of The Issuer's Management Bodies, Its Bank Accounts, Auditors, Appraiser, And Financial Consultant and Other Signatories To This Quarterly Report

1.1 Members Of The Issuer's Management Bodies

         The Company's Directors:

         The Chairman of the Board of Directors:

         Valery Nikolaevich Yashin, 1941

         The members of the Board of Directors:

         Stanislav Petrosovich Avdiyants , 1946

         Vadim Yevgenievich Belov, 1958

         Valery Victorovich Degtyarev, 1957

         Dmitry Yevgenievich Yerokhin, 1950

         Stanislav Nikolaevich Panchenko, 1945

         Victor Abramovich Polishchuk, 1938

         Irina Mikhailovna Ragozina, 1950

         Mikhail Viktorovich Slipenchouk, 1965

         Grigory Moiseevich. Finger, 1966

         Yevgeny Valerievich Yurchenko, 1968



         The Company's Sole Executive Body:

         Dmitry Yevgenievich Yerokhin, 1950



         The Members of the Company's Collegiate Management Body (Management Board):

         Sergey Lvovich Akopov, 1953

         Andrey Alexeevich Gaiduk, 1973

         Dmitry Mikhailovich Gurevich, 1971

         Vadim Yurievich Izotov, 1968

         Igor Alekseevich Kalugin, 1964

         Alexander Aleksandrovich Lutsky, 1972

         Vladimir Konstantinovich Mironov, 1956

         Georgy Alekseevich Romsky, 1956

         Galina Vasilievna Rysakova, 1967

         Dmitry Vyacheslavovich Sigalov, 1973

         Vladimir Vladimirovich Terekhov, 1958

         Gioulnara Shamilievna Khasianova, 1970


1.2 The Issuer's Bank Accounts

         (Truncated)

1.3 The Issuer's Auditor(s)

Rostelecom's accounting practices and financial (accounting) reports are audited by Closed Joint Stock Company Ernst & Young Vneshaudit (CJSC Ernst & Young Vneshaudit).

Address: 77/1 Sadovnicheskaya nab., Moscow, Russia, 115035; phone: (095) 705-9700, fax: (095) 755-9701, e-mail: moscow@ru.ey.com.

Postal address: 77/1 Sadovnicheskaya nab., Moscow, Russia, 115035

It holds License for the Performing of Auditing Activities No. E003246, issued by the Russian Federation Ministry of Finance on January 17, 2003, valid for five years.

The Company prepares financial reports in according with the International Financial Reporting Standards (IAS), so no consolidated accounts are prepared in accordance with the Russian Accounting Standards (RAS).

In accordance with its Charter, every year the Company chooses an auditor that is not linked by property interests with the Company or its shareholders. The Company's Auditor at the general meeting of shareholders dated June 26, 2004 approved the independent Auditor for 2004 financial year. The Board of Directors sets the amount of Auditor's fees as a fixed amount taking into account hourly rates of auditors and factual time elapsed for audit. The Company's auditor for the 2004 financial year was selected on a no-bidding basis. CJSC Ernst & Young Vneshaudit audited the Company's financial statements for 2002 and 2003 fiscal years.

No factors affecting the auditor's independence have been detected.

The Company does not lend any amounts to its auditor. Auditor does not have any interest in the Company's share capital. Material factors connecting the auditor and/or its officers to the Company do not exist. Any business activities between the Company and the auditor apart from audit services do not exist. Company's officers are not the Auditor's officers.

No special auditing assignments were performed from 2002 up to the present. There are no deferred or overdue payments for the auditor's services.

1.4 The Issuer's Appraiser

No appraisers were retained by the Company during the reporting period.

1.5 The Issuer's Consultants

No financial consultants on securities market were retained by the Company to advise it on securities issuance matters.

1.6 Other Signatories To This Quarterly Report

N/A.



II. The Issuer's Financial And Economic Status

2.1 The Issuer's Financial And Economic Indicators (in accordance to Russian Accounting Standards)

-------------------------------------------- --------------- -----------------
                 Indicator                    2nd Quarter     3rd Quarter of
                                                of 2004            2004
-------------------------------------------- --------------- -----------------
-------------------------------------------- --------------- -----------------
Net assets, rubles                             29,649,948       31,759,606
-------------------------------------------- --------------- -----------------
-------------------------------------------- --------------- -----------------
Liabilities to capital and reserves ratio,         47               40
%
-------------------------------------------- --------------- -----------------
-------------------------------------------- --------------- -----------------
Short-term liabilities to capital and              32               26
reserves ratio, %
-------------------------------------------- --------------- -----------------
-------------------------------------------- --------------- -----------------
Debt service coverage, %                           19               22
-------------------------------------------- --------------- -----------------
-------------------------------------------- --------------- -----------------
Overdue debt level, %                             0,0              0,0
-------------------------------------------- --------------- -----------------
-------------------------------------------- --------------- -----------------
Net asset turnover ratio, times                   1.24             1.21
-------------------------------------------- --------------- -----------------
-------------------------------------------- --------------- -----------------
Payables turnover, times                          3.71             4.19
-------------------------------------------- --------------- -----------------
-------------------------------------------- --------------- -----------------
Receivables turnover, times                       4.08             4.87
-------------------------------------------- --------------- -----------------
-------------------------------------------- --------------- -----------------
Profit tax to pre-tax profit ratio, %              29               25
-------------------------------------------- --------------- -----------------


         The analysis of dynamics of the given parameters:

         Net assets value increased by 2,109,658 (+7%) thousand rubles owing to the following reasons:
-        Increase in the Company assets by 1,019,442 thousand rubles;
-        Decrease in liabilities by 1,019,442 thousand rubles.

         Liabilities to capital and reserve ratio reduced by 7% owing to the following reasons:
-        Increase in the Company's capital by 2,121,487 thousand rubles;
-        Decrease in liabilities by 1,090,216 thousand rubles.

         Short-term liabilities to capital and reserves ratio reduced by 6% owing to the following reasons:
-        Increase in capital and reserves by 2,121,487 thousand rubles;
-        Decrease in short-term liabilities by 1,202,433 thousand rubles.

         Debt service coverage increased by 3% owing to the following reasons
- Increase in funds/assets for debt service coverage by 639,870 thousand rubles (+36%);
-        Decrease in liabilities payable by 1,355,810 (+14%) thousand rubles.

         Overdue debt level remained unchanged regarding timely fulfillment of liabilities.

         Net assets turnover ratio increased by a factor of 1.02 regarding:
-        Increase in revenues by 461,695 thousand rubles (1.05 times increase);
- Increase in net assets by 2,109,658 thousand rubles (1.07 times increase).

         Payables turnover changed 1.13 times as much owing to:
-        Increase incosts by 355,672 thousand rubles (1.06 times increase)
-        Decrease in payables level by 407,372 thousand rubles
         (1.07 times decrease)

         Receivables turnover has changed 1.19 times as much owing to:
-        Increase in revenues by 461,695 thousand rubles (1.05 increase)
-        Decrease in receivables by 1,084,964 thousand rubles
         (1.14 times decrease)

         Profit tax to pre-tax profit ratio decreased by 4% regarding:
-        Increase in profit tax by 62,841 thousand rubles (+9%)
- Increase in pre-tax profit by 725,044 thousand rubles (+33%) in accordance with the Company's accounting.

         Overall, the Company's financial and economic indicators show that its position in the telecommunications market is stable, as its principal ratios are comparable with the industry's averages.

         The indicators calculation methodology:

------------------------------------------------------------------------------------------------
         Indicator                                  Calculation Method
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Net assets, rubles          In accordance with the procedure set by the Russian Federation
                            Ministry of Finance and the Federal Commission for the Securities
                            Market for joint stock companies
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Liabilities to capital and  (End-of-period long-term liabilities + end-of-period short-term
reserves ratio, %           liabilities) / End-of-period capital and reserves x 100
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Short-term liabilities to
capital and reserves        End-of-period short-term liabilities / end-of-period capital and
ratio, %                    reserves x 100
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                            (Accounting period net profit + depreciation for the accounting
Debt service coverage, %    period) / (Liabilities payable during the accounting period +
                            interest payable during the accounting period)
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Overdue debt level, %       End-of-period debt overdue / (End-of-period long-term liabilities
                            + end-of-period short-term liabilities) x 100
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Net asset turnover ratio,   Revenue from sales of goods, products, works, and services less
times                       VAT, excise tax, and other taxes and charges / net assets value
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Payables turnover, times    Costs of goods, products, works, and services sold net of business and managerial costs / end-of-period payables
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                            Revenue from sales of goods, products, works, and services net of value-added tax, excise tax, and other taxes and charges /
Receivables turnover, times (end-of-period receivables associated with sales revenue (net of
                            VAT) less end-of-period contributions payable by the Participants
                            (Founders) to the Company's share capital)
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Profit tax to pre-tax       Profit tax / pre-tax profit
profit ratio, %
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


2.2 The Issuer's Market Capitalization

The weighted average prices to the Company's shares during the past five years:

Ordinary shares:                       Preferred shares:
1999 - 1.62 U.S. dollars               1999 - 0.51 U.S. dollars
2000 - 1.07 U.S. dollars               2000 - 0.36 U.S. dollars
2001 - 0.88 U.S. dollars               2001 - 0.43 U.S. dollars
2002 - 1,24 U.S. dollars               2002 - 0.78 U.S. dollars
2003 - 2.03 U.S. dollars               2003 - 1.34 U.S. dollars
2004  (3rd   quarter)   -  2.00  U.S.  2004  (3rd  quarter)  - 1.38  U.S.
dollars                                dollars

Since the Company's shares are listed in the Russian Trading System as Level I securities, the Company's market capitalization is calculated by multiplying the number of shares of the relevant category by the weighted average price of a share of this category based on the ten largest transactions performed through the Russian Trading System during the month immediately preceding the last month of the reporting quarter or during the last month of each fiscal year, for which the Issuer's market capitalization is reported.

Thus, the Company's market capitalization during the past five years is as follows:

         1999 - 1,301,661,065 U.S. dollars

         2000 - 865,061,028 U.S. dollars

         2001 - 742,787,712 U.S. dollars

         2002 - 1,092,047,502 U.S. dollars

         2003 - 1,802,978,074 U.S. dollars

         2004 (3rd quarter) - 1.771.270.696 U.S. dollars

2.3 The Issuer's Liabilities (according to Russian Accounting Standards)

         2.3.1 Accounts Payable

------------------------------------------------------------------------------
                                        As of June 30,   As of September 30,
                                             2004               2004
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Accounts payable, thousands rubles         13,697,435           12,607,219
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Including overdue payables, thousands              75                    -
rubles
------------------------------------------------------------------------------


Accounts Payable structure as of September 30, 2004

-----------------------------------------------------------------------------------------------------------------
            Payables                  Total                                  Including
--------------------------------                  ---------------------------------------------------------------
--------------------------------                  ---------------------------------------------------------------
                                                        Current                        Overdue
--------------------------------                                     --------------------------------------------
--------------------------------                                     --------------------------------------------
                                                                          Total               Including
--------------------------------                                                    -----------------------------
--------------------------------                                                    -----------------------------
                                                                                      Less than 3   More than 3
                                                                                    months overdue    months
                                                                                                      overdue
-----------------------------------------------------------------------------------------------------------------
 Total payables, thousand               12 607 219         12 607 219              -              -            -
rubles
 including:
-----------------------------------------------------------------------------------------------------------------
 Total borrowed funds,                   4 920 170          4 920 170              -              -            -
thousand rubles
 Of which:
-----------------------------------------------------------------------------------------------------------------
 Credits, thousand rubles                  415 156            415 156              -              -            -
-----------------------------------------------------------------------------------------------------------------
 Loans, thousand rubles                  4 505 013          4 505 013              -              -            -
 including:
-----------------------------------------------------------------------------------------------------------------
 Bond loans, thousand rubles                     -                  -              -              -            -
-----------------------------------------------------------------------------------------------------------------
 Total other payables,                   7 687 049          7 687 049              -              -            -
thousand rubles
 including:
-----------------------------------------------------------------------------------------------------------------
 To suppliers and contractors,           4 611 786          4 611 786              -              -            -
thousand rubles
 including:
 Promissory notes payable,                       -                  -              -              -            -
thousand rubles
-----------------------------------------------------------------------------------------------------------------
 To affiliates, thousand                   294 893            294 893              -              -            -
rubles
-----------------------------------------------------------------------------------------------------------------
 Wages and salaries, thousand              130 157            104,624              -              -            -
rubles
-----------------------------------------------------------------------------------------------------------------
 Amounts payable to the budget
and off-budget funds, thousand             510 132            175,274              -              -            -
rubles
-----------------------------------------------------------------------------------------------------------------
 Other payables, thousand                2 434 974          3,428,153              -              -            -
rubles
-----------------------------------------------------------------------------------------------------------------
 TOTAL, thousand rubles                 12 607 219         13,697,360              -              -            -
-----------------------------------------------------------------------------------------------------------------


The Company's Accounting Policy has been approved in accordance with Russian Accounting Standard "Accounting policy of company" RAS 1/98 adopted under the Order of the Russian Ministry of Finance No. 60n dated December 09, 1998 (hereinafter - RAS "Accounting policy of company" 1/98). The creditors' ledger is to be kept in accordance with the following legal acts and regulations:

- Russian Accounting Standard "Financial statements of company" RAS 4/99 approved under the order of the Russian Ministry of Finance No. 43n dated July 06, 1999 (hereinafter - RAS "Financial statements of company" 4/99);

- the Chart of accounts for financial and economic activities accounting of companies approved under the order of the Russian Ministry of Finance No. 94n dated October 31, 2000 (hereinafter - the Charts of accounts).

In accordance with Chapter 4 of RAS "Financial statement of company" 4/99 the aging of accounts payable is to be shown in the balance sheet and, thus, the analytical booking should contain sufficient information to break down liabilities into current (with period of maturity up to 1 year) and long-term (with period of maturity more than 1 year).

The Chart of accounts doesn't also contain any provisions obligated the Company to keep analytical records to the corresponding accounts (60, 61, 62, 63, 64, 65, 66, 67, 68, 69, 70, 71, 72, 73, 74, 75, 76) in accordance with period of maturity of such accounts: up to 30 days, from 31 to 60 days, from 61 to 90 days, from 91 to 180 days and from 181 days to 1 year.

Thus, the Company doesn't provide the aging of accounts payable (up to 30 days, 31 up to60 days, 61 up to 90 days, 91 up to 180 days and 181 up to 1 year) pursuant to the Accounting Policy that doesn't imply analytical booking of accounts payable by the maturity periods given above.

Creditors accounting for at least 10 % of the Company's total payables as of September 30, 2004:

         Full name: Open Joint Stock Company Alfa Bank
         Abbreviated name: OJSC Alfa-Bank
         Amount payable: 2.122.438 rubles.
         Payables overdue: none as of September 30, 2004.

         Full name: Closed Joint Stock Company Westelcom
         Abbreviated name: CJSC Westelcom
         Amount payable: 2.311.416 rubles.
         Payables overdue: none as of September 30, 2004.
         The Company's interest in Westelcom's charter capital: 100% The Company's interest in Westelcom's ordinary shares: 100% Westelcom's interest in the Company's charter capital: 0%. Westelcom's interest in the Company's ordinary shares: 0%.


The Company has no other outstanding liabilities (accounting for at least 5% of the Company's assets as of expire date of ended fiscal quarter preceding the last fiscal quarter) as of the expiry date of the ended fiscal year, which were not redeemed till the expire date of the ended fiscal quarter.

2.3.2 The Issuer's Credit History

The Company's liabilities with respect to Agreements in force on September 30, 2004 and earlier and accounting for at least 10% of total assets of the Company are shown below:

------------------------------------------------------------------------------------------------------------------
Liabilities   Creditor (lender)    Amount of principal     Repayment date      Interest       Repayment date
                                                                                 rate
                                                       -----------------------            ------------------------
                                                       -----------------------            ------------------------
                                                         scheduled    Actual                scheduled     actual
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Loan          Sumitomo Corporation  41.4 million U.S.    15.07.2005           LIBOR+3.2%    15.07.2005
                                         dollars
------------------------------------------------------------------------------------------------------------------


2.3.3 The Issuer's Liabilities Resulting from Security Issued to Third Parties


The information on Company's liabilities resulted from any security provided to third persons as of September 30, 2004 is given hereinafter in this report.

 -------------------------------------------------------------------------------------------------
   Creditor      The subject of pledge     The amount of    Hypothecation   Date of     The due
   (Lender)                                   secured           value       commencement date
                                             liability
 -------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------
   Sumitomo   The equipment pledged under  40,874,370 USD    91,600,000 USD March 14,  July 15,
  Corporation the Agreement #466-2.24 of                                       1997      2005
              March 14, 1997
 -------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------
   Sumitomo   The rights pledge under the  40,874,370 USD     1,171,129     March 14,  July 15,
  Corporation Escrow Agreement #467-2.24                                      1997      2005
              of March 14, 1997
 -------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------
     OJSC     The equipment pledged under 104,997,210 JPY   78,897,644 JPY  June 17,   February
 Vneshtorgbankthe Agreement #772-DZ of                     (20,420,762 RUR)    2003    26, 2007
              June 17, 2003
 -------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------
     OJSC     The equipment pledged under 880,127,229 JPY  665,121,603 JPY  June 17,   February
 Vneshtorgbankthe Agreement #773-DZ of                    (172,150,764 RUR)    2003    26, 2007
              June 17, 2003
 -------------------------------------------------------------------------------------------------

Default of third party's liabilities secured by the Company is estimated as a standard risk.

On our opinion the factors that may affect to failure of third parties liabilities and claiming the Company by the pledgee, are common (country) risk factors, including:

-        Unexpected political events;
-        Instability of the current economic situation;
-        Unexpected increase of the tax rates;
- Fluctuations of the market prices for material resources and services used in production;
-        Fluctuations of the exchange rates;

The above mentioned risk factors and their probability are described herein below in Clause 2.5 of this Quarterly report.

As of September 30, 2004 the Company has no other liabilities resulted during the reported quarter from any security provided to the third persons including pledged and guarantee agreements and accounting for at least 5% of the total assets of the Company.

2.3.4 Other Liabilities of the Issuer

As of September 30, 2004, according to RAS the Company did not have any material agreements or other liabilities not shown in the accounts.

2.4 The Purposes and Use of Proceeds from the Issuance of Issue Securities

In the fiscal quarter OJSC Rostelecom made no securities placements and obtained no money or receivables resulted from such placements.

2.5 Risks In Connection With The Purchase Of Placed Issue Securities And Securities that Are Being Placed

Economic risks and risks of the Company's economic activity are directly related to the stability of the world economy, the country's economic situation, and state economic reforms. Risks of liquidity, financial independence, dependence on equipment suppliers, and infrastructure depreciation are managed by means of detailed analysis of the Company's financial economic activity, through property insurance and supplier selection tenders.

2.5.1 Industry Risks

There is a possibility that the Company may be unable to maintain its dominant position in Russia's telecommunications market due to the liberalization of telecommunications market, the increasingly tough competition and rapid changes in technology. Apart from the Company, there are several other operators in Russia that have primary network facilities of their own.

Alternative operators, such as TeliaSonera International Carrier Russia, Rascom, and TransTeleCom use fiber optic lines (FOL) of their own. Alternative operators have been especially active in the most profitable segments of the market: mobile communications and data transmission.

Alternative operators are oriented to the most profitable sector - corporate clients and have an opportunity to pursue more flexible tariff policy compared to traditional operators.

Although alternative operators continue to advance into regional markets, Moscow and St. Petersburg remain the basic markets for their fixed communications network services. Therefore, any reduction of traffic through the Company's networks and a lowering of outgoing international call rates in the two cities driven by harsher competition may significantly affect the Company's performance.

At present, the Company is not facing that risk at the regions, because regional operators have no long-distance or international communications licenses and alternative operators penetration not so high as in Moscow and St. Petersburg areas. At the same time it needs to be pointed out that high penetration level of mobile operators into regions can potentially be dangerous for the Company due to the traffic switch from fixed lines to mobile ones.

The inconsistent policy of government regulation pursued in Russia's telecommunications market during the past few years, including, in particular, cross-subsidizing of communications services which leads to ill-balanced tariffs for those services, both domestically and internationally, may cause the Company's partners to change service consumption patterns or to use lower-priced services of competitors, which may impair the Company's incomes.

The Company's success as a leading player in Russia's telecommunications market will depend on the improvement of its tariff policies and adoption by the government of telecommunication market-regulation laws to meet the interests of the market operators and to provide equal business environment for all of them.

The uncertain scope of government regulation in Russia may lead to changes in laws and other normative acts involving the telecommunications sector which may cause negative consequences for the Company's business operations.

The Company's operations are regulated and supervised by the Russian Federal Anti-Monopoly Service and the Federal Tariff Service, which in result of the carrying out administrative reform of the governmental bodies/authorities structure were vested with the related parts of functions of the abolished Russian Ministry of Antimonopoly Policy and Business Undertakings Support. The basic effective laws governing telecommunications in Russia are the Federal Law on Communications dated June 18, 2003, and the Federal Law on Natural Monopolies dated August 17, 1995, as amended. The new Federal Law on Communications contains a large number of references to the by-law (subordinated) regulations. In this view the key problems of telecommunication market, which could be settled by the Law, are to be regulated under the legislative acts of Russian Government and Authorities for the communication sector. Effective regulations do not clearly specify interaction between the two laws, which can lead to the adoption of mutually contradictory resolutions and decisions. It needs to be pointed out that the passage of the new law on telecommunications market does not resolved all existing discrepancies.

Current legislation grants certain powers to the state in regulating natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers and tariff setting and other operations. That law may greatly impair the Company's tariff-setting independence. The Law on Natural Monopolies also regulates the types of contracts/transactions that may be performed by a regulated company.

Besides, like any government-regulated company, the Company may not refuse to enter into contracts with certain users if required to do so by the Federal Anti-Monopoly Service and other Authorized Governmental Bodies. The Russian government may exercise its powers to set tariffs (now it is a function of the Federal Tariff Service) or require that the Company enter into certain contracts. Any of those factors may affect the Company's operations, financial condition, and operating results.

As the main provider of long-distance communications services in Russia, the Company is subject to regulation under the above-mentioned Law on Communications and under other Russian laws. Although the Company uses its best efforts to comply with applicable laws, decrees, and regulations, one can never be certain that future government audits will not reveal violations of those laws, decrees, and regulations and that the Company will be able to remedy such violations during the grace periods for meeting obligations set by government authorities, or that government audit findings will not lead to fines or even tougher sanctions, such as suspension or revocation of licenses and other permits. Such actions may increase the Company's expenditures and negatively affect its operations and financial performance.

The Company's operations are subject to licenses and permits issued by the government. All the telecommunications activities of the Company and about all of the telecommunications equipment it uses are subject to licensing and certification. The uncertainty of government regulation concerning the Company's license holding and extension thereof and telecommunications equipment certification may lead to situations where the Company may find it difficult or impossible to maintain or extend its licenses or to import and use such equipment.

Another risk is that the Company may lose a certain segment of the telecommunications market if competitors introduce new technologies, which may expand its clients' telecommunications capabilities or significantly reduce their costs.

To maintain its market share and retain competitiveness the Company must continue to take into account and use the rapidly developing technology and introduce cost-competitive services, which meet the sector's constantly changing standards.

2.5.2 Country and Regional Risks

The Company's operations may be negatively affected by changes in Russia's political and social sphere and its uncertainty. During the past decade, substantial political changes took place in connection with a transition from the socialist-era centralized command political system to a pluralistic market-oriented democracy. Numerous changes were implemented in those years, but it is not yet guaranteed that political and economic reforms required to complete the transition will continue or be successful.

At present instead of the former six types of federal authorities (ministries, committees, services, commissions, overseeing bodies and agencies) there are three levels of federal bodies: ministries, services and agencies reporting directly to the ministries or to the chairman of the Government. Besides, some of federal authorities report to the President, the others - to the Russian Government. The ministries are granted the functions of determining governmental policy in respect of relevant sectors they regulate and adopting normative legal acts on the basis of federal laws and acts of the President and Russian
Government; the services were vested with control and supervision functions in relevant sectors and with powers to issue legal acts not containing generally applicable rules; and the agencies are assigned duties to manage state property and render governmental services. Furthermore, in events set by Presidential Decrees or Statements of the Russian Government federal services and agencies can be granted function of normative legal acts regulation.

The currently existing structure of executive authorities responsible for regulation of the telecommunications sector comprises six bodies: the Ministry of Information Technologies and Communications of the Russian Federation, the Federal Service on the Oversight in the Sector of Communications, the Federal Agency of Information Technologies, the Federal Agency of Communications, the Federal Antimonopoly Service and the Federal Tariff Service.

There is no certainty that the separation of law making and law enforcement functions through the creation of the above federal bodies will be a success. The more complex structure of control over the telecommunications industry, including the greater number of bodies authorized to regulate the communications market, may complicate the timing and procedure of carrying out law enforcement functions by the newly created bodies.

Disagreements among federal, regional, and local authorities and other conflicts may create an unstable business environment, which would impair the Company's long-term planning potential and hinder investment in Russia, thereby affecting the value of the Company's securities. Besides, there are ethnic, religious, and social disagreements leading from time to time to tensions and even to armed conflicts. For example, the 2001 Federal Constitutional Law on the State of Emergency makes it possible, under certain circumstances, to declare a state of emergency throughout Russia or in any part of its territory, which may impair the investment climate. That, in turn, may affect the Company's operations.

The Company's operations may be adversely affected by social tensions in the field of employment. In order to avoid such extraordinary developments, the Russian Federation Labor Code, which became effective on February 1, 2002, provides for a transition to a new employee compensation system, under which the minimum wage may not be set below the subsistence level of the relevant region.

The Company's planning and strategies may be affected by the failure of the Russian Government and its agencies to provide reliable official data. Official statistics and data published by Russia's federal, regional, and local authorities are much less reliable than those available in Western countries, and no guarantees are provided as to reliability of the sources or the information in Russia. Official statistics in Russia may be based on data differing from those used in the West. The absence of reliable statistics about major trends in the Russian economy may affect the Company's long-term planning and implementation of its investment plans.

2.5.3 Financial Risks

Financial risk is an unbiased effect of functioning of any company in Russia and worldwide, although some risk characteristics are determined by personal management decisions. In that way it is to be noticed that the key indicator of risk level is a biased one.

On our opinion the Company is affected by the following financial risks (there is a consideration of risks with high impact on the Company's activities in the present economic circumstances):

Risk of inflation

The inflation risk reflects the probability of value lost of capital and revenues in respect of money purchasing power reduction.

Recent years the inflation rate has had a tendency for decreasing, so in the year of 2000 the inflation rate amounted to 20.2%, in 2001 - 18.6%, in 2002 - 15.1%, in 2003 - 12%. According to Russian Federal Statistic Service the rate of inflation for the period since January, 2004 till September 2004 amounted to 8.0%.

However, taking into account the key world economic indicators and tendencies as well as Russian political and economic factors the stability of Russian economy and absence of inflation processes could hardly be predicated with the high level of confidence.

The major part of revenues and expenses of the Company is nominated in Russian rubles (RUR), so inflation can affect the expected returns of the Company as a result of decreasing purchasing power of money.

In order to minimize the inflation risk the returns on the Company's investments should exceed the expected rate of inflation.

Exchange rate risk (Currency risk)

The Company is handling its foreign-economic activities, so a part of its assets (e.g. accounts receivable from international telecommunications operators) and liabilities (e.g. accounts payable to international telecommunications operators and other organizations as well as the major part of credit commitments) is nominated in foreign currencies.

In this view the Company is affected by the exchange risk as a probability of losses concerned on currency fluctuations. While increasing of exchange rate of foreign currency to RUR the Company will incur extra losses due to redeeming of liabilities. In present the Company does not apply financial instruments for currency risk hedging.

Some provisions of the Federal Law of the Russian Federation No. 173-FZ "On Currency Regulation and Currency Control" (the "New Currency Control Law") that came into force in June 2004will be effective since December 2004 and the most liberate articles - since 2007 year. The New Currency Control Law provides restrictions for a number of currency operations using special accounts, and a requirement of money depositing in amount of 20-100% for the period from 2 months to 1 year accordingly to the type of capital flow operation. As all applicable regulations set by the Central Bank will be cancelled and new ones ascertained and clarified the statements of the new Law will be adopted, the legislation changes consequences can be hardly assessed in the full measure.

Liquidity risk is an inability of the Company to redeem its liabilities and the occasion of possible losses from decreasing quality and disposal value of assets (decreasing of assets liquidity).

In November of 2003 the international rating agency Standard and Poor's upgraded the credit rating of the Company from B- to B with positive forecast. Accordingly to the rating system the B-grade commitments are defined as follows "the insurer currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the insurer's capacity or willingness to meet its financial commitments". However the positive tendency is a very important factor for credit risk assessment of the Company as well as of Russia.

In the Standard and Poor's report is noticed that OJSC Rostelecom has achieved the sufficient level of liquidity by improving money balance and reducing current liabilities.

However the liquidity risk is related to other types of financial risks, negative influence of which may decrease the Company's solvency.

Credit risk (Risk of default)

The credit risk arises when service consumers and other counterparties of the Company cannot meet their liabilities in the full measure as of the exact date or on any other.

Although the Company has an efficient system of accounts collecting this type of risk can affect it. In past years and now the Company may not avoid the payment delays of some non-profit state organizations, state ministries, state departments and some international operators.

Besides, the Company allocates available cash assets into bank deposits, promissory notes and other financial instruments. The banking sector in Russia becomes stable and expanses actively, but still there is a probability of default on bank deposits, certificates of deposit and issued debt instruments.

Interest rate risk

Interest rate risk arises from an unexpected probability of interest rate fluctuations at the financial and money markets (deposit interest rates, credit interest rates, securities interest rates). In addition to inflation factor the risk of interest rate change is determined by financial market conditions, available money supply and other factors.

Interest rate risk may affect the Company's credit policy, short-term financial investments and other financial operations.

Tax risk

The process of tax system reforming in Russian Federation raises level of tax risk for the Company. The tax reform is being implemented through continuing amendments of tax legislation. Frequently, these amendments are not well drafted and allow varied interpretation that can affect the Company's activities and future revenues.

This type of financial risk is related to the uncertainty of new tax regulations, tax rate increasing, base of tax assessment widening, existing tax benefits abolition, changes in tax repayment scheme.

Tax risk being an unpredictable event for enterprises may have a material effect on the financial solvency and business results of the Company.

2.5.4 Legal Risks

Risks associated with Russia's legal system include: (1) potential dependence of the judiciary on various economic, and political factors; (2) inconsistencies of legislation and regulations of executive agencies and local self-government bodies; (3) the lack of well-developed judicial practices in implementing certain laws and in application thereof by executive agencies; (4) inconsistency in judges' interpretation of new legal rules; (5) unpredictability regarding enforcement of foreign judgments and arbitral awards.

Russian  laws  governing  issues  of  ownership,   corporate   governance,   and
supervision of Russian companies' operations are relatively recent, and their consistent implementation practices are yet to be developed by various courts.

Besides, important amendments to a number of major Russian laws have been made and taken effect very recently, including those on taxes and levies, currency control, labor relations, state registration of legal entities, currency regulation, administrative offenses, bankruptcy, allocation of government property, and licensing. Many Russian laws have been in effect for a relatively short time, no consensus exists about the scope, content, and pace of economic and political reforms, and Russia's legal system is rapidly developing, sometimes at variance with the market development trends, - all these factors may lead to uncertainties, inconsistencies, and adoption of laws and regulations not founded on a sound constitutional or legislative basis, which, in the long run, would heighten investment risks. All these issues may affect the Company's ability to exercise its rights and to protect itself from third-party claims.

Quite commonly, Russian laws just define the general principles, providing no implementation mechanism, while government agencies have broad powers in interpreting laws. This leads to unpredictable applications of laws, and there is a possibility that no real remedies against such applications exist. But some violations of Russian legislation, especially currency control legislation, may entail heavy penalties and negative consequences.

All these factors make recovery of damages in several categories of cases difficult to predict. Besides, judgments are not always properly enforced. The judicial reform currently under way, including the adoption of the 2002 Arbitrazh Procedural Code and the 2002 Civil Procedural Code, envisages a more practical approach in handling certain matters, but that approach also gives rise to new issues, resulting, in particular, from the fact that judgments rendered by arbitrazh and general jurisdiction courts may contradict decisions rendered by the Constitutional Court of the Russian Federation regarding validity of regulations adopted by government agencies.

The  enactment  of the new  version  of the  Federal  Law on  Licensing  Certain
Activities, which became effective in 2002, and ensuing subordinate acts concerning licensing of certain activities (other than telecommunications), greatly complicated the licensing procedures for water management and dangerous waste disposal for the Company. These uncertainties and licensing authorities' inconsistent behavior in this sphere may adversely impact the Company's ability to extend or obtain licenses for activities covered by the licensing law in a timely manner. The lack of judicial practices in implementing the new licensing law leads to uncertainties regarding the outcomes of the Company's complaints against licensing bodies' unlawful actions.

At present in accordance with the decree of Russian Government No. 318 dated June 30, 2004, the Federal Service on the Oversight in the Sector of Communications was granted with the function of licensing in telecommunication sector.

Uncertainties regarding interpretation of Russia's new tax legislation by tax authorities and courts complicates tax planning and may expose the Company to penalties, despite its conscientious efforts to comply with that law. At present, however, a reform is under way to improve and simplify Russia's tax system and to reduce the tax burden. The reform is intended to codify the tax laws in the form of a Tax Code and to continue amending the tax laws. The ambiguity of new tax laws and the absence of established implementation practices may lead to different interpretations of the laws by the Company and tax authorities and expose the Company to penalties, regardless of its commitment to comply with the tax laws.

The ambiguity of some new Russian laws on securities and corporations may lead to heavy penalties and repression, despite companies' commitment to comply with the law. Disclosure and reporting requirements, fraud control, insider trading restrictions and fiduciary duty are relatively new to Russia and not known to many Russian companies and executives. Although some important areas of business are not really supervised, some other areas of Russian companies' activities are subject to regulation, and this may cause delays in issuing securities and gaining access to capital markets. The Company's shareholders may be exposed to risks resulting from the lack of effective government supervision of share registrars.

According to the Presidential Decree of March 9, 2004, No. 314 "On system and structure of federal authorities" the control and supervision functions on securities market activities of former Federal Commission for the Securities Market (FCSM) were transferred to the newly established Federal Service for the Financial Markets (FSFM), which has wider-ranging power than the FCSM. In compliance with the Statement on FSFM it's authorized to adopt normative legal acts in relevant sector.

Ownership of paperless shares of Russian joint-stock companies is created by registration in a share register and is certified by an extract from this register. The Russian Federation Federal Commission for the Securities Market has issued directives on registrar licensing and operating regulations. But in practice, those directives and regulations are not strictly followed, or, conversely, registrars use their powers to enforce requirements of their own. However, failure to comply with those directives and regulations might deprive a registrar of the license by FCSM, and as a result, the shares of the relevant company will stop being traded in all the stock exchanges. As FCSM was abolished, there is no certain in regulation methods of the abovementioned issues, but it is clear it will be a function of FSFM. However, in the absence of a centralized and closely regulated share registration system in Russia, share transactions may be registered in an incorrect or inaccurate manner and share registration records may be lost through fraud, neglect, or manifest error on the part of the registrar.

2.5.5 Risks Related To The Issuer's Operations

The Company is facing risks in dealing with end users in Moscow - the only region of Russia where Rostelecom deals with end users directly, providing long-distance and international telecommunications services and billing the clients. Competition is tough in the Moscow telecommunications market, especially in the corporate client segment. The Company's share of the corporate client market segment in Moscow has been shrinking, and so has the relevant income. Even with the new management team appointed for its Moscow branch in February 2003, the Company may fail to consolidate or even keep its share of the Moscow market. Besides, Rostelecom is facing the problem of unauthorized access to its communications network in Moscow; as a result, there is a risk that a portion of the client bill amounts may never be recovered. If the income of the Company's Moscow branch continues to shrink, that would considerably impair the Company's performance.

The Company expects a rapid growth of market demand for certain services recently introduced or being developed by it, including, in particular, intelligent network services and integrated services digital network operations
(ISDN). If market demand for those services does not increase as rapidly as expected, the Company's ability to further grow its income may be limited. Also, if the Company does not develop and market the services in a timely manner, it may fail to benefit from the increased demand for them.

The Company is exposed to risks in recovering receivables, for it has faced and continues to face considerable delays in receiving payments from some government-funded organizations and ministries and from some international operators. If payments are delayed by regional companies and bad debts owed to the Company increase to a significant level, this may considerably impair the Company's operations, financial conditions, and performance.

The Company's operations depend on timely availability of equipment, repair parts, after-sales service and repair support. At present, the Company equipment and repair parts from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd.,
Huawei Technologies Co.,Ltd.   and  Ericsson   Nikola   Tesla.   The  Company's
operations would be impaired if it were unable to receive equipment components or equipment required on a regular basis from its existing or alternative suppliers, or if the relevant prices increased significantly. The same risks can arise in case of failure in after-sales service or repair support.

The Company, its principal shareholders, and affiliates are involved in transactions with each other and are likely to conduct such transactions in the future as well. This may lead to conflicts of interest among the Company, its affiliates and principal shareholders or their affiliates, which may lead to entry into transactions other than arm's length transactions.

Although the Company does have equipment to provide backup capacity to cover operating failures, its communications network is still exposed to a number of risks, some of which are beyond the Company's control, namely:

o    damage of equipment that may be caused by a fire;

o    electricity supply interruptions;

o    acts of God, and

o    military operations and acts of terrorism.

Any failure of the Company's communications network or other systems or hardware causing a major interruption in operation, may lead to considerable adverse consequences for the Company's operations, financial condition and performance. The Company's performance also depends on its ability to integrate new technology and processes into the existing communications network, which may increase the risk of system failures and network loads. Lengthy or major system failures and access or Company's interconnection problems that clients may encounter would damage the Company's reputation, reduce the number of clients and decrease profits and lead to financial losses.

The Company's operations would be considerably impaired if it lost some of its key managers. The Company depends on its top executives to implement its strategies and direct current operations. Besides, top executives' personal connections and relationships are important for the Company's overall business performance. There can be no guarantees that the executives will stay with the Company. Although the Company believes that, if necessary, it could replace any high-profile employees, but losing such key figures could impair the Company's operations, financial condition, and performance.

At present, the Company appears to be a party in the number of court hearings concerned with its current operations and undesirable decision risk of which doesn't exceed the usual for such activities.



III. Detailed Information On The Issuer

3.1 The Issuer's Establishment and Development

3.1.1 The Issuer's Corporate Name

Previous name: Joint-Stock Company Open-Type Long-Distance and International Telecommunications Rostelecom, or Open-type JSC Rostelecom. It was a valid name from September 23, 1993, to August 26, 1997.

Currently the Company exists as Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom, or OJSC Rostelecom. The name was changed due to the changes in federal legislation.

The Company's name was registered on August 26, 1997, when the Company's foundation documents were changed in conformity with changes in the legislation on joint-stock companies. Prior to that, the Company's name, registered on September 23, 1993, was Joint Stock Company of the Open Type Long-Distance and International Telecommunications Rostelecom.

The Company owns trademark and/or service mark certificate No. 125190, covering the following products and/or services: class 35 activities - export and import operations; class 36 activities - real property leasing, intermediary services, capital investment, financing, lending operations; class 37 activities - construction and repair operations; class 38 activities - communications. The country of registration is the Russian Federation. The trademark was registered with the State Register of Trademarks and Service Marks on April 10, 1995. On February 27, 2004 the Company forwarded documents to the Federal Institute of Industry Property for extension of the trademark validity period, therefore the validity period was extended till March 15, 2014.

Following the acquisition of OJSC MMT, the Company acquired an exclusive certificate for using its trademark (service mark): class 38 activities - long-distance and international telephone communications. Registered with the USSR State Register of Trademarks on March 6, 1985. In accordance with the Notification of April 21, 2004 No. 42/10-spr-31236 the validity period of the trademark (service mark) was extended till October 29, 2014.

3.1.2 State Registration of the Issuer

On September 23, 1993, the Company was registered by the Moscow Registration Chamber State Agency; registration number: 021.833.


On September 9, 2002, the Moscow City Department of the Ministry of the Russian Federation for Taxes and Duties entered the Company in the Unified State Register of Legal Entities as a legal entity registered prior to July 1, 2002, assigning to it the main state registration number: 1027700198767.

3.1.3 Issuer's Establishment and Development

Until 1990, provision of communications services was the responsibility of the USSR Ministry of Communications. In June 1990, the USSR Ministry of Communications set up Sovtelecom, a state-owned joint-stock company that was granted the right to operate the telecommunications network of the USSR. Sovtelecom was registered by the Moscow City Council on September 19, 1990, in accordance with the USSR Law on Enterprises in the USSR. Following the Soviet Union's collapse in December 1991, the composition of Sovtelecom's shareholders changed. On February 24, 1992, the Company was re-registered as Joint Stock Company of Closed Type Intertelecom. Intertelecom became Russia's telecommunications operator and the owner of all the telecommunications operator assets in the Russian Federation.

On December 22, 1992, the Government of the Russian Federation (hereinafter, the Russian Government, or the Government) issued a Resolution on Privatization of Communications Enterprises (Resolution No. 1003), launching the privatization of Russia's communications sector. The guidelines for the privatization of Russia's long-distance and international communications operators were set forth in Order No. 1302-r of the Russian Federation State Committee for State Property Management (hereinafter "GKI") dated December 30, 1992 (hereinafter, "Order No. 1302-r"). In accordance with Order No. 1302-r, Russia's state long-distance and international communications enterprises were pooled into a single state enterprise, State Enterprise Rostelecom. Order No. 1302-r also provided for that enterprise to be privatized and reorganized into a joint-stock company for an unlimited period of time and for telecommunications assets that were the state-owned share of Intertelecom's charter capital to be contributed to the charter capital of the Joint Stock Company of the Open Type Rostelecom. Moreover, Order No. 1302-r specified that the controlling interest in Rostelecom would be retained by the GKI for three years. The three-year period was extended in September 1996. The extension expired in April 1997.

The state registration of the Joint Stock Company of Open Type Rostelecom was effected on September 23, 1993, in accordance with GKI Order No. 1507-r dated August 27, 1993 (hereinafter, the Privatization Order). The Privatization Order approved the Rostelecom privatization plan and asset valuation certificate. According to the Privatization Order, the GKI retained Rostelecom's ordinary shares totaling 38% of its charter capital (consisting of the total par value of all its ordinary and preferred shared placed), corresponding to 51% of its voting shares. About 22.9% of the Company's charter capital (including Class B preferred shares convertible to ordinary shares at the time of selling) was sold at public voucher and cash auctions held in April and July 1994, from July to September 1995, and in January 1996.

In 1993-1994, another 14.1% of Rostelecom's charter capital was sold to Rostelecom employees and executives in a private offering following the procedure provided for under the Regulations for a Private Offering of Shares in the Course of Rostelecom's Privatization, which was approved by a meeting of SE Rostelecom employee representatives on September 20, 1993 (hereinafter, the Private Offering Regulations). The allocation of Rostelecom's shares among its employees and executives set forth in the Private Offering Regulations was in line with the fundamental principles of the then effective privatization laws, the 1992 Russian Federation State Program for Privatizing State-Owned and Municipal Enterprises in the Russian Federation (hereinafter, the 1992 Program) and the Regulations for Private Offerings of Shares in the Course of Privatization of State-Owned and Municipal Enterprises, as approved by Russian Federation State Committee for State Property Management Order No. 308-r dated July 27, 1992 (hereinafter, Order No. 308-r).

In connection with the results of the voucher auction in April 1994, the Russian Federal Property Fund (RFPF) announced a mandatory split of Rostelecom shares at a ratio of 80 to 1, whereby the par value of each share was reduced from 1,000 rubles to 12.5 rubles. Following the specialized cash auction held in July to September 1995, the RFPF announced a second mandatory split of Rostelecom shares, by a factor of 5, reducing the Rostelecom share par value from 12.5 rubles to 2.5 rubles each. The two share splits were approved by the Rostelecom shareholders in January and November 1995, respectively. The relevant version of Rostelecom's Charter was approved by its shareholders on July 18, 1997 and registered by the Moscow Registration Chamber on August 26, 1997. On June 27, 1997, the Charter was amended to reflect the denomination of the Russian ruble.

At present, Rostelecom's charter capital totals 2,334,376 rubles and consists of 700,312,800 ordinary shares placed and 233,437,600 Class A preferred shared placed, with a par value of 0.0025 rubles each (hereinafter, Class A preferred shares). The Company's Charter (as amended) stipulates that another 933,750,400 ordinary shares with a par value of 0.0025 rubles each have been declared but not yet placed. The Charter authorizes the Rostelecom Board of Directors to issue additional ordinary shares within the limit declared but not issued without seeking shareholder additional approval.

On January 6, 1994, the Russian Federation Ministry of Communications issued License No. 777 to Rostelecom for providing long-distance and international telecommunications services throughout Russian territory. License No. 777 officially reaffirmed Rostelecom's status as the established operator of long-distance and international telecommunications public networks with the right to perform settlements with foreign communications administrations and the international organizations in accordance with international telecommunications operating regulations.

At present, the Company offers the services of long-distance and international telecommunications throughout Russian territory on the ground of License No. 29777 issued by the Ministry of Communications as of December 11, 2003.

In November 1994, the Russian Government approved the decision to set up an Open Joint Stock Company Svyazinvest (hereinafter, OJSC Svyazinvest) - a telecommunication holding company. Initially, the Government transferred to Svyazinvest 38% of all the ordinary and preferred shares of 85 regional telecommunications operators, or 51% of their voting shares. Besides, as per Russian Federation Presidential Decree No. 427 dated April 28, 1997 and Russian Federation Government Resolution No. 618 dated May 23, 1997, 38% of Rostelecom shares held by the GKI were transferred to Svyazinvest. At the same time, the Government announced that 49% of Svyazinvest shares were to be auctioned off in order to attract additional investment and competent managers into Russia's telecommunications sector. The Government announced that the auction would be conducted in two phases. During phase I, 25%+1 shares were sold to Mustcom Limited, a Cyprus-registered investment consortium.

On February 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one securities and began to be traded at the Moscow Interbank Currency Exchange.

On October 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one and level-two securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

On February 17, 1998, Rostelecom's ordinary shares passed the New York Stock Exchange listing procedure and were admitted for trading as level-two American Depositary Receipts (one ADR representing six ordinary shares of Rostelecom) and began to be traded quite actively at NYSE and other international stock exchanges.

In June 1999, the general meeting of shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) decided to reorganize the companies by acceding MMT to Rostelecom. Following the completion of the accession procedure, a new version of the Company's Charter was adopted on August 28, 2000 to reflect all the changes with respect to the Company's reorganization and legal succession to all the rights and obligations of OJSC MMT that acceded to it.

To accommodate the reorganization, the Decision on issue of Rostelecom's shares was adopted by Rostelecom's Board of Directors (Board Meeting Minutes No. 2 dated July 7, 1999), based on the decision adopted by the general meeting of the Company's shareholders on June 26, 1999 (Meeting Minutes No. 1 dated July 1,
1999) and the Accession Agreement between the Company and OJSC MMT dated July 17, 1999. The Company's additional ordinary shares were placed by way of conversion of the MMT's ordinary shares into ordinary shares of Rostelecom, and the Company's preferred shares were placed by way of conversion of the MMT's preferred shares into them.

Following the completion of the additional share placement procedures, on October 16, 2000 the Russian Federation Federal Commission for the Securities Market registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16,
1999)  and  of  Class  A  preferred  registered  shares  (registration   number:
2-02-00124-A of August 16, 1999) of Rostelecom.

On July 11, 2003, Rostelecom's ordinary shares were listed as level-one securities and began to be traded at the St. Petersburg Stock Exchange.

On September 9, 2003, as per Russian Federation Federal Commission for the Securities Market Order No. 03-1915/r, Rostelecom shares were consolidated as follows:

- the state registration numbers previously assigned to the issues of Rostelecom's ordinary registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 1-01-00124-A of September 9, 2003;

- the state registration numbers previously assigned to the issues of Rostelecom's preferred registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

At present, Rostelecom's outstanding share capital amounts to 2,428,819.4725 RUR and consists of 728,696,320 ordinary registered paperless shares and of Class A preferred registered shares with a face-value of 0.0025 RUR each. The Charter of the Company (version No. 6) permits an additional issue of 905,330,221 ordinary shares and of 531 Class A preferred shares with a face-value of 0.0025 RUR (authorized shares). According to the Company's Charter the Board of Directors of the OJSC Rostelecom is authorized for additional public offerings of ordinary shares in case if the number of allocated shares does not exceed 25% of the outstanding shares.

3.1.4 Contact Information

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom is a legal entity organized under the laws of the Russian Federation, with a registered office at: 5 Delegatskaya St., Moscow 127091.

The Company's General Executive Board is located at: 14, 1st Tverskaya-Yamskaya St., Moscow 125047; phone: +7 (095) 972-8283; fax: +7 (095) 787-2850, e-mail:
info@rostelecom.ru, web site: http://www.rt.ru.

The Company's Public and Investor Relations Department and Securities Division are located at: 14 1st Tverskaya-Yamskaya St., Moscow 125047; phone: +7 (095) 973-9920 and +7 (095) 973-9921 respectively; fax: +7 (095) 787-2850, e-mail:
oracb@hq.rt.ru, web site: http://www.rt.ru/icenter.

3.1.5 Taxpayers's Identification Number (TIN)

The following taxpayer's identification number (TIN) has been assigned to the Company by the tax authorities: 7707049388.

3.1.6 Issuer's Branches and Representative Offices

The Company has the following branches:

 (1)      North-Western Branch

          Opened on September 23, 1993
          Location: 15 ul. Dostoyevskogo, St. Petersburg 191002
          Mailing address: 15 ul. Dostoyevskogo, St. Petersburg 191002 Head of Branch: Yevgeny Vladimirovich Gerasimov
          Power of attorney expires on March 5, 2006

 (2)      Volga Region Branch

          Opened on September 23, 1993
          Location: 292 ul. Sadovaya, Samara 443001
          Mailing address: 292 ul. Sadovaya, Samara 443001
          Head of Branch: Sergei Valerievich Omelchenko
          Power of attorney expires on March 5, 2006

 (3)      Siberian Branch

          Opened on February 5, 1993
          Location: 33 ul. Vtoraya Soyuza Molodezhi, Novosibirsk 630122 Mailing address: 33 ul. Vtoraya Soyuza Molodezhi, Novosibirsk 630122 Head of Branch: Anatoly Ivanovich Parfyonov
          Power of attorney expires on October 20, 2006

 (4)      Southern Branch

          Opened on February 5, 1993
          Location: 152 ul. Pushkinskaya, Rostov-on-Don 344006
          Mailing address: 152 ul. Pushkinskaya, Rostov-on-Don 344006 Head of Branch: Alexander Leonidovich Afanasiev
          Power of attorney expires on July 31, 2005

 (5)      Urals Region Branch

          Opened on February 5, 1993
          Location: bld.4a, Asbestovsky pereulok, Yekaterinburg 620067 Mailing address: bld.4a, Asbestovsky pereulok, Yekaterinburg 620067 Head of Branch: Gennady Viktorovich Chernavtsev
          Power of attorney expires on September 09, 2009

 (6)      Far-Eastern Branch

          Opened on February 5, 1993
          Location: 23 ul. Pushkina, Khabarovsk 680000
          Mailing address: 23 ul. Pushkina, Khabarovsk 680000
          Head of Branch: Vladimir Viktorovich Novichkov
          Power of attorney expires on March 5, 2006

 (7)      Central Region Branch

          Opened on January 1, 2002
          Location: 17 (bldg 1) ul. Tretya Khoroshevskaya, Moscow 123298 Mailing address: 17 (bldg 1) ul. Tretya Khoroshevskaya, Moscow 123298 Head of Branch: Vladimir Alexandrovich Petrov
          Power of attorney expires on October 7, 2006

 (8)      Training Center (UPTs RT)

          Opened on August 26, 1997
          Location: Bekasovo, Naro-Fominsk District, Moscow Region 143380 Mailing address: Bekasovo, Naro-Fominsk District, Moscow Region 143380 Head of Branch: Olga Viktorovna Zaitseva
          Power of attorney expires on November 28, 2006

 (9)      Mezhdugorodny i Mezhdunarodny Telefon (MMT)

          Opened on September 23, 1993
          Location: 30 ul. Goncharnaya, Moscow 109172
          Mailing address: 30 ul. Goncharnaya, Moscow 109172
          Head of Branch: Igor Alekseevich Kalugin
          Power of attorney expires on March 5, 2006

 The Company has the following representative offices:

 (1)      Representative Office in Geneva, Switzerland

          Opened on May 14, 1999
          Location: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse Mailing address: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse
          Head of the Representative Office: Alexander Ivanovich Kushtuev
          Power of attorney expires on June 10, 2005.

 (2)      Representative Office in Yerevan, Republic of Armenia

          Opened on April 11, 2002
          Location: 28 ul. Nalbandiana, Yerevan 375010
          Mailing address: 28 ul. Nalbandiana, Yerevan 375010
          Head of the Representative Office: not appointed
          Power of Attorney: not issued.

3.2 Issuer's Principal Operations

3.2.1 Issuer's Field of Business

The Company's main activity code according to the OKVED classification (the National Classification of Economic Activities) is: 64.2 Telecommunications.

3.2.2 Issuer's Principal Operations

OJSC Rostelecom is Russia's national telecommunications operator and principal provider of international and long-distance communications services. It owns and operates the nationwide trunk telecommunications network. Rostelecom occupies the leading positions in the telecommunications market and transfers the bulk of long-distance and international traffic in Russia, providing services to Russian operators, including all the 7 interregional companies (IRC), alternative operators, and mobile phone communications operators throughout Russia.

At present, OJSC Rostelecom is the only telecommunications operator licensed to transmit wholesale domestic and international traffic, therefore holding a monopoly in that market. Local operators, including interregional companies, invoice their clients for outgoing long-distance and international calls, and the Company invoices the operators for traffic volume. Rostelecom has the exclusive rights to terminate incoming international voice traffic from foreign operators.

In Moscow, Rostelecom renders long-distance and international telecommunications services to end users through the local operator's access network and invoices the users directly. Besides, Rostelecom provides telecommunications services to various state-owned and state-funded organizations, enterprises, and agencies throughout Russia and maintains the operation of ground networks of most television and radio broadcasting companies.

Rostelecom has introduced and is developing quite a few new services which substantially complement its existing international and long-distance telecommunications services. The Company also provides multimedia communication services, leases out digital communication channels, and uses its network to transmit television and radio broadcasts for TV and radio companies throughout Russia.

Rostelecom's major markets are:

o    the international telecommunications operators' market;

o    the Russian market of established and alternative local operators;

o    the Russian communications services end users' market in Moscow.

The demand for Rostelecom's services can be described as stable, without any significant seasonal fluctuations. Any appreciable fluctuations in demand for telecommunications services occur on certain dates, such as public holidays. However, the wide range of services provided by Rostelecom stabilizes the Company's revenues despite of fluctuations in demand for single segments.

Information about the Issuer's income for the reporting quarter broken down by main business activities, in absolute and percentage terms, is noted below.

----------------------------------------------------------------------------
 Indicator                                2nd Quarter of   3rd Quarter of
                                              2004              2004
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 Revenue for the fiscal year, thousand      9 172 344        9 634 039
 RUR
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 Revenue from the operation activities      9,053,843         9 519 157
 (telecommunication services), thousand
 RUR
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 Operating revenue margin, %                   99                99%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
 Operating revenue change, %                   4%                5%
----------------------------------------------------------------------------


3.2.3 Principal Products (Works, Services)

The main services  provided by the Company are  long-distance  and international
traffic   transit   services   and  leasing  out   communications   channels  to
telecommunications operators.

----------------------------------------- ----------------- ----------------
         Long-distance traffic             2nd Quarter of   3rd Quarter of
                                                2004             2004
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Output, units (thousand minutes)             2,223,798         2,250,038
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Annual average price, rubles                    1.92             1.92
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Products (works, services) sales             4,266,961         4,328,668
revenue, rubles
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
% of total revenue                              47%               45%
----------------------------------------- ----------------- ----------------


----------------------------------------- ----------------- ----------------
         International traffic             2nd Quarter of     3rd Quarter
                                                2004            of 2004
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Output, units (thousand minutes)              789,747           844,732
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Annual average price, rubles                    4.13             4.12
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Products (works, services) sales             3,259,702         3,482,489
revenue, thousand rubles
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
% of total revenue                              36%               36%
----------------------------------------- ----------------- ----------------


----------------------------------------- ----------------- ----------------
            Channel leasing                2nd Quarter of   3rd Quarter of
                                                2004             2004
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Output, units (thousand minutes)              114,212           176,729
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Annual average price, rubles                    9.45             7.09
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Products (works, services) sales             1,079,187         1,252,978
revenue, thousand rubles
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
% of total revenue                              16%               16%
----------------------------------------- ----------------- ----------------
----------------------------------------- ----------------- ----------------
Tariffs change rate, %                          -20%             -25%
----------------------------------------- ----------------- ----------------

The table above doesn't contain comparison with Consumer Price Index because Russian Federation State Committee for Statistics does not publish its values.

The marketing systems of each principal product (works, services) are shown below.

--------------- ------------------------- ----------------- ----------------
   Products         Selling patterns       2nd Quarter of   3rd Quarter of
   (works,                                      2004             2004
  services)
--------------- ------------------------- ----------------- ----------------
--------------- ------------------------- ----------------- ----------------
Long-distance   Direct sales, %                  22               21
traffic
---------------
                Controlled                       78               79
                distribution, %
--------------- ------------------------- ----------------- ----------------
--------------- ------------------------- ----------------- ----------------
International   Direct sales, %                  54               53
traffic
---------------
                Controlled                       46               47
                distribution, %
--------------- ------------------------- ----------------- ----------------
--------------- ------------------------- ----------------- ----------------
Channel         Direct sales, %                  97               97
leasing
---------------
                Controlled                       3                 3
                distribution, %
--------------- ------------------------- ----------------- ----------------


The production and sale costs structure for each principal product (works, services) accounting for 10% and over of total revenue as a percentage of total cost value.

--------------------------- ------------------------------------------ ------------------------------------------
Cost items                             2nd Quarter of 2004                        3rd Quarter of 2004
--------------------------- ------------------------------------------ ------------------------------------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
                            Long-distance International    Channel     Long-distance International    Channel
                              traffic       traffic        leasing       traffic        traffic       leasing
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Feedstock and materials,        1.28          0.38          3.67           1,59           0,56          4,25
%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Components and
semi-finished products          0.00          0.00          0.00           0.00          0.00           0.00
purchased, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Contracted production          54.81         75.58          16.73          57,32         76,97          19,83
services, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Fuel, %                         1.19          0.35          3.44           0,73           0,25          1,97
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Electricity, %                  1.74          2.01          0.76           1,10           1,28          0,55
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Wages and salaries, %          10.65          3.87          28.07          11,03          3,92          28,42
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Loan interest, %                0.00          0.00          0.00           0.00          0.00           0.00
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Rents, %                        0.56          0.66          0.26           0,97           1,13          0,47
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Social fund deductions, %       3.37          1.22          8.87
                                                                           2,89           1,03          7,45
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Fixed asset depreciation,       9.34          6.12          18.84          8,79           4,64          15,25
%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Tax-deductible costs, %         0.14          0.05          0.42           0,32           0,11          0,97
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Other costs (specify), %       16.93          9.76          18.94          15,26         10,10          20,83
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Amortization of                 0.00          0.00          0.00           0.00          0.00           0.00
intangible assets, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Innovation remuneration,        0.00          0.00          0.00           0.00          0.00           0.00
%
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Mandatory insurance             1.24          1.43          0.54           1,49           1,75          0,74
premiums, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Entertainment costs, %          0.02          0.03          0.01           0,02           0,03          0,01
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Other costs, %                 15.66          8.30          18.39          13,74          8,32          20,08
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Total production and           100.00        100.00        100.00         100.00        100.00         100.00
selling costs, %
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------
Total production and            1.28          0.38          3.67           44,60         34,68          7,99
selling costs, % of total
costs
--------------------------- ------------- ------------- -------------- ------------- -------------- -------------


Calculations cited in this section of the quarterly report have been made in accordance with the Russian Accounting Standards.

3.2.4Issuer's  Suppliers  Accounting  For 10% Or More Of Total  Supplies  To The
     Issuer, With Percentages Of The Total Supplies Specified

As of September 30, 2004 the Company has suppliers (pursuant to the agreements in force on the last day of the fiscal quarter) accounting for at least 10% of total supplies of basic process equipment - Siemens AG (37% of the total supplies) and Sumitomo Corporation (11% of the total supplies).

94% of basic process equipment is imported. However, Rostelecom's principal suppliers are major telecommunications equipment manufacturers competing in the world market and providing comparable equipment, so Rostelecom can rely on purchasing equipment from those suppliers. Besides, the equipment supply contracts include the suppliers' obligation to manufacture and provide maintenance support for a long period of time (about ten years).

3.2.5 Target Markets For The Issuer's Products (Works, Services)

The Company is Russia's largest fixed telecommunications operator. It owns an up-to-date digital telecommunications network covering almost the entire territory of Russia. In all the regions, except Moscow, the Company is an operator for operators, providing them with a full range of trunk network services and incorporating Russian operators' networks into a single transnational network. In Moscow, the Company provides international and long-distance telecommunications services to end users, using the local operator's infrastructure, and invoices its users directly.

On expert opinion, after 3 quarters of 2004 the Company retained its leading positions in the long-distance communications market (the figures shown here below are estimates):

- the Company handles 81% of Russia's long-distance traffic, in physical terms;

- the Company handles 66% of Russia's outgoing international traffic, in physical terms;

- the Company handles 56% of Russia's incoming international traffic, in physical terms;

-    the  Company   handles   45%  of  Moscow   end-users'   long-distance   and
     international traffic (including subscribers of MGTS, alternative and cellular communications operators), in physical terms.

The Company has no consumers accounting for 10% or over of total sales, as of September 30, 2004.

In the regional and alternative operators' traffic market, a negative role is played by the rapid development of "voice-over-IP" (VoIP) operators, taking advantage of gaps in existing legislation and circumventing industry regulations. Besides, VoIP operators' tariffs are not regulated. Therefore, long-distance and international traffic gets refilled into data transfer networks.

Apart from the above, the share of long-distance traffic in fixed telecommunications networks is affected by the development of cellular communications, which leads to a redistribution of traffic to mobile networks, due to the nature of the product and its price.

To address these adverse factors, Rostelecom:

-    is taking an active part in improving industry regulations;

-    is working to optimize its tariff policies.

3.2.6 Working Capital And Inventory Management Practices

The Company's working capital policy is to minimize receivables and to take other actions to improve the structure of Chapter 2 of the Assets Section of the Company's Balance Sheet.

As long as the Company is a service provider, inventories and materials account for only a negligible portion of production costs. Therefore, calculating inventory turnover ratios makes no economic sense.

3.2.7 Raw materials

The  Company's  main  business  activity  is  provision  of   telecommunications
services. Therefore no raw materials are required.

3.2.8 Principal Competitors

Rostelecom is working to maintain its position as the industry's leader, as the reform of Russia's telecommunications market is focused on its liberalization, by building an efficient competitive business capable for fully satisfying customers' needs.

The Company monitors the competition in order to address competitors' impacts on its own operations. In building its development strategy, the Company reviews the activities of alternative and overlay network operators, with special attention given to the companies listed below (all data (in mln. US$) stated below is estimation).

Long-distance telephone traffic transit (without end-users services)

----------------- -------------- ----------- ---------------------------------------------------------------------
    Company        Country of    2003 sales                         Market share (est.), %
                  registration
----------------- -------------- ----------- ---------------------------------------------------------------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
                                                 1999          2000          2001          2002          2003
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
OJSC Rostelecom        RF           403           90            85            80            78            81
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
CJSC MTT               RF            42           1             2             4             7             10
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
LLC Sovintel,          RF            15           3             4             6             8             3
Golden Telecom
Inc.
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
CJSC                   RF            5            0             0             0             <1            1
TransTeleCom
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
LLC Equant             RF            5            <1            <1            1             2             1
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------
CJSC                   RF            4            <1            <1            <1            1            < 1
TeliaSonera
International
Carrier Russia
----------------- -------------- ----------- ------------- ------------- ------------- ------------- -------------



International telephone traffic transit

(The table below concerns only the outgoing international long-distance traffic except traffic termination for international operators)

------------------- -------------- --------- ---------------------------------------------------------------------
     Company         Country of      2003                             Market share (est.), %
                    registration    sales
------------------- -------------- --------- ---------------------------------------------------------------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
                                                 1999          2000          2001          2002          2003
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
OJSC Rostelecom         RF            260            98            96            93            87         81
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
CJSC MTT                RF             20             1             2             4             6         6
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
CJSC   TeliaSonera
International           RF             11            <1             1             2             4         4
Carrier Russia
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
LLC Equant              RF              5            <1            <1            <1             1         2
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------
LLC      Sovintel,      RF              5            <1            <1            <1             1         2
Golden Telecom Inc
------------------- -------------- --------- ------------- ------------- ------------- ------------- -------------


Overall, the Company's services remain competitive, however:

The Company has the following limitations:

- distribution channels in the end-user market are not performing well enough;

-    higher end-user tariffs;

The Company has the following advantages:

-    the brand is well recognized by operators and major corporate customers;

-    the range of services is broad;

-    tariffs for conventional operators are attractive;

-    it runs a far-flung network and infrastructure throughout the country.

Outgoing  long-distance  and  international   communication  traffic  in  Moscow
(including prepaid cards and VoIP)

---------------------- ------------- --------- ------------------------------------------
       Company          Country of     2003               Market share (est.), %
                       registration   sales
---------------------- ------------- --------- ------------------------------------------
---------------------- ------------- --------- -------- ------- -------- -------- -------
                                                1999     2000    2001     2002     2003
---------------------- ------------- --------- -------- ------- -------- -------- -------
---------------------- ------------- --------- -------- ------- -------- -------- -------
OJSC Rostelecom             RF         227       81      80       76       77      49
---------------------- ------------- --------- -------- ------- -------- -------- -------
---------------------- ------------- --------- -------- ------- -------- -------- -------
CJSC Telmos                 RF          4       2.5      2.2      2       1.4      1.0
---------------------- ------------- --------- -------- ------- -------- -------- -------
---------------------- ------------- --------- -------- ------- -------- -------- -------
CJSC Central                RF          7       1.3      1.4     1.2      1.3      1.0
Telegraph
---------------------- ------------- --------- -------- ------- -------- -------- -------
---------------------- ------------- --------- -------- ------- -------- -------- -------
CJSC Comstar                RF         37       2.4      2.5     2.6      2.3       8
---------------------- ------------- --------- -------- ------- -------- -------- -------
---------------------- ------------- --------- -------- ------- -------- -------- -------
CJSC Combelga               RF         28        2       2.2     2.3      2.5       6
---------------------- ------------- --------- -------- ------- -------- -------- -------
---------------------- ------------- --------- -------- ------- -------- -------- -------
LLC Equant                  RF         16        3       3.4      4       3.3       3
---------------------- ------------- --------- -------- ------- -------- -------- -------
---------------------- ------------- --------- -------- ------- -------- -------- -------
CJSC MTU-Inform             RF         31       2.7      3.2     3.5      3.4       7
---------------------- ------------- --------- -------- ------- -------- -------- -------
---------------------- ------------- --------- -------- ------- -------- -------- -------
LLC Sovintel,               RF         59       4.5       5      5.4      5.6      13
Golden Telecom, Inc
---------------------- ------------- --------- -------- ------- -------- -------- -------


Strengths:

o A monopoly position in the long-distance communications services market and a national operator status. That and the reputation of a never-defaulting payer make Rostelecom an attractive target for investment, including foreign investment, which can be used to develop the network. The Company is included into the natural monopoly register of the city of Moscow.

o The Company's Moscow branch has well-established technology and enormous customer-service experience.

Weaknesses:

o Rostelecom has no operating number capacity of its own in the Moscow region, therefore, it largely depends on OJSC MGTS's policies in providing long-distance communications services to PSTN users in Moscow.

o The Company provides services to the public sector (various state-funded companies and organizations).

o Long-distance telephone communications tariffs are heavily regulated by the Government.

Channel leasing services

Long-distance telecommunications channel leasing

Alternative operators that lease long-distance telecommunications channels include:

- operators having their own telecommunication networks (CJSC TransTeleCom, CJSC TeliaSonera International Carrier Russia, CJSC Rascom);

- resellers that resell channel capacity to corporate clients with additional packages of services (LLC Equant, Golden Telecom, Inc.).

Satellite telecommunications operators include: Federal State Unitary Enterprise Space Communications, CJSC Zond Holding, CJSC Rustel, CJSC Teleport, CJSC Gazcom.

----------------------- ------------- ---------- -------------------------------------------------
       Company           Country of      2003                    Market share (est.), %
                        registration    sales
----------------------- ------------- ---------- -------------------------------------------------
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
                                                  1999     2000       2001      2002       2003
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
OJSC Rostelecom              RF         78.5      40       37.5      34.8       31.5      31.4
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
CJSC TransTeleCom            RF           60       0          1       5.4       13.2        24
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
OJSC Svyazinvest             RF           24     18.2      18.8      15.7       12.7       9.6
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
LLC Equant                   RF          3.5     4.5        3.8       2.7          2       1.4
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
LLC Sovintel, Golden         RF           22     9.1         10      10.4       10.3       8.8
Telecom Inc.
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
CJSC Rascom                  RF            5     2.7        2.5       2.6        2.4         2
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------
Satellite telecom            RF           40     18.2       7.8       6.7       19.4        16
operators
----------------------- ------------- ---------- ------- ---------- --------- ---------- ---------


International telecommunications channel leasing

Alternative operators that lease international telecommunications channels include:

- facilities-based operators (CJSC TeliaSonera International Carrier Russia, CJSC Rascom);

- operators leasing channel capacity from other operators (Cable&Wireless, Golden Telecom, Inc.).

----------------------- ------------- -------- ------------------------------------------
       Company           Country of     2003              Market share (est.), %
                        registration   sales
----------------------- ------------- -------- ------------------------------------------
----------------------- ------------- -------- -------- ------- -------- -------- -------
                                                1999     2000    2001     2002     2003
----------------------- ------------- -------- -------- ------- -------- -------- -------
----------------------- ------------- -------- -------- ------- -------- -------- -------
OJSC Rostelecom              RF       11.6       40     33.3    28.6     26.7     28.3
----------------------- ------------- -------- -------- ------- -------- -------- -------
----------------------- ------------- -------- -------- ------- -------- -------- -------
CJSC TeliaSonera                         9       10     13.3      19       20      22
International Carrier        RF
Russia
----------------------- ------------- -------- -------- ------- -------- -------- -------
----------------------- ------------- -------- -------- ------- -------- -------- -------
CJSC Rascom                  RF          3       10     6.7      9.5      8.3     7.3
----------------------- ------------- -------- -------- ------- -------- -------- -------
----------------------- ------------- -------- -------- ------- -------- -------- -------
LLC Equant                   RF          7       10     13.3    14.3       15     17.1
----------------------- ------------- -------- -------- ------- -------- -------- -------
----------------------- ------------- -------- -------- ------- -------- -------- -------
LLC Sovintel,                RF        4.8       20      20     14.3     13.3     11.7
Golden Telecom Inc.
----------------------- ------------- -------- -------- ------- -------- -------- -------


Rostelecom has the following competitive advantages:

-    huge and far-flung telecommunications network infrastructure;

-    brand recognition;

- high quality of channel leasing services (especially as compared with satellite telecommunications operators);

-    costs are lower than those of satellite telecommunications operators.

The main factors limiting Rostelecom's competitiveness are difficulties in providing certain services (the last mile connection, network redundancy, etc.).

Issuer's competitive advantages:

1. High reliability and security of telecommunications services provided by the Company.

2. Rostelecom has a countrywide telecommunications network. The Company has numerous points of presence all over Russia, which puts it in a position to provide services almost anywhere in Russia compared to alternative operators.

3. Rostelecom is a member of Svyazinvest holding, so it can use its resources to cause regional conventional telephone communications operators to adopt decisions and tariffs acceptable to the Company's customers.

4. Rostelecom holds a monopoly to pass long-distance and international traffic from telecommunications operators, and that monopoly is likely to continue for about four years or longer after Russia joins the WTO.

5.   Rostelecom has certain organizational and market advantages:

- it is above the competitors in terms of financial capacity to invest into new countrywide telecommunications projects;

- Rostelecom leads Russia's wholesale communications market and significantly influences the Russian market in general.

6.   Technological advantages:

-    Rostelecom  owns a primary  network  and  switching  facilities  throughout
     Russia;

-    Rostelecom is the main provider of Russia's Internet infrastructure;

-    Rostelecom   maintains   interaction   with  a  great   number  of  foreign
     telecommunication   operators,   so  it  can  have  international   traffic
     transmitted in any directions.


3.2.9 Licenses Held By The Issuer

The Company holds the following licenses:

License number: D 389664 GS-1-99-02-26-0-7707049388-007353-1
Issue date: 23.10.2003
Expiry date: 31.10.2008
Issued by: The Russian Federation State Committee for Construction
Activity: designing of buildings and facilities

License number: D 389663 GS-1-99-02-27-0-7707049388-007354-1
Issue date: 31.10.2003
Expiry date: 31.10.2008
Issued by: The Russian Federation State Committee for Construction
Activity: construction of buildings and facilities

License number: 8701
Issue date: 17.10.1997
Expiry date: 01.11.2005
Issued by: The Russian Federation State Committee for Communications
Activity: provision of local telephone communications services

License number: 29777
Issue date: 11.12.2003
Expiry date: 11.12.2013
Issued by: The Russian Federation Ministry of Communications
Activity: provision of long-distance and international communications services

License number: 29778
Issue date: 11.12.2003
Expiry date: 11.12.2013
Issued by: The Russian Federation Ministry of Communications
Activity: provision of channel leasing services

License number: 3136
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3137
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3138
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of cellular radio telephony services

License number: 3226
Issue date: 15.05.1997
Expiry date: 15.05.2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of telematic services

License number: 3227
Issue date: 15.05.1997
Expiry date: 15.05.2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of data transfer services

License number: 27895
Issue date: 05.09.2003
Expiry date: 05.09.2008
Issued by: The Russian Federation Ministry of Communications
Activity: provision of telegraph telecommunications services

License number: 13378
Issue date: 30.11.1999
Expiry date: 30.11.2004
Issued by: The Russian Federation State Committee for Communications
Activity: provision of television and radio broadcasting services and transmission of additional information

OJSC Rostelecom has no grounds to expect the Company's licenses not to be timely extended or to be withheld and cancelled.

Detailed  data  on   communications   licenses  are  presented  in  item  3.2.13
(Additional requirements to issuers that are providers of communications services), sub-item "Communications Licenses."

3.2.10 Issuer's Joint Operations

During the 3rd quarter of 2004, the Company did not conduct any joint activities with other organizations (as defined in Article 1041 of the Russian Federation Civil Code).

3.2.11 Additional Requirements To Issuers That Are Joint-Stock Investment Funds Or Insurance Organizations

Not applicable.

3.2.12 Additional Requirements To Issuers That Are Mineral Production Entities

Not applicable.

3.2.13 Additional Requirements To Issuers That Are Providers Of Communication Services

a) Communications licenses

         License number: 8701
         Activity: provision of local telephone services
         Expiry date: 01.11.2005
         License terms: The Licensee is authorized to provide public switched telephone network (PSTN) local telephone services.
         Licensee's communications networks' total fitted capacity: 109,570 numbers.

         License number: 29777
         Activity: provision of long-distance and international telecommunications services
         Expiry date: 11.12.2013
         License terms: The Licensee is authorized to provide PSTN services in the territory of the Russian Federation as set forth here below:

o    long-distance and international telephone services;

o providing intelligent public telecommunications network services using special equipment (televoting, free calling, credit card calling, prepaid card calling, paycard calling, extra paid services). The services shall be provided using the Licensee's intelligent telecommunications network facilities.

The users and subscribers of intelligent public telecommunications network services can access it from any place of the Russian Federation territory.

         License number: 29778
         Activity: provision of long-distance and international telecommunications services
         Expiry date: 11.12.2013
         License terms: The Licensee is authorized to provide users with physical circuits, communication channels and paths for transmitting telecommunications signals, including broadcasting channels. Licensee's total voice frequency channels' capacity (main digital channels), including digital lines, should be not less than 100,000 units.

         License number: 3136
         Activity: provision of 900 MHz cellular radio services
         Expiry date: 01.10.2006
         License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Novosibirsk Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

         License number: 3137
         Activity: provision of 900 MHz cellular radio services
         Expiry date: 01.10.2006
         License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900MHz band (SPS-900) in Khabarovsk Territory. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

         License number: 3138
         Activity: provision of 900 MHz cellular radio services
         Expiry date: 01.10.2006
         License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900MHz band (SPS-900) in the Amur Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular radio network (SPS-900).

         License number: 3226
         Activity: provision of telematic services
         Expiry date: 15.05.2007
         License terms: The Licensee is authorized to provide public network telematic services (e-mail, fax, teleconferencing, message handling, voice-messaging, videoconferencing, audioconferencing, file-transfer, directory inquiry, database access, inquiry, voice message transfer services) in the territory of the Russian Federation.

         License number: 3227
         Activity: provision of data transfer services
         Expiry date: 15.05.2007
         License terms: The Licensee is authorized to provide public network data transfer services in the territory of the Russian Federation.

         License number: 27895
         Activity: provision of telegraph communications services
         Expiry date: 05.09.2008
         License terms: The Licensee is authorized to provide public network telegraph communications services in the territory of the Russian Federation, as set forth here below:

- long-distance and international telegraphic traffic transfer and handling services;

-    AT/telex network services;

-    non-category telegram transmission services.

Telegraph communications services shall be provided using the Licensee's public communication network and allocated telegraph communications network.

         License number: 13378
         Activity: provision of television and radio broadcasting services and transmission of other information
         Expiry date: 30.11.2004
         License terms: The Licensee is authorized to provide television and radio broadcasting services and transmit other information in the territories of Russia's constituent entities.

         No risk factors that could adversely effect the Company's fulfillment of liabilities resulted from licenses were found.

         b) Communication Networks

OJSC Rostelecom provides international and long-distance communication services via its cable systems, radio relay communication lines and satellite channels. The trunk network's resources guarantee the transmission of all types of information. Rostelecom's digital network, which is based on the synchronous digital hierarchy (SDH, that is, a European FOL standard used for long-distance data transmission) and dense wavelength division multiplexing (DWDM) technology, covers almost the entire Russian Federation.

         Primary communication network

Rostelecom's  primary   communication  network  is  comprised  of  trunk  cables
connected to interregional company (IRC) networks and to Rostelecom's international switching centers for making connections with foreign operators, as well as with satellite communication networks. As of September 30, 2004, the Company's digital network comprised of 39,417 km, including 27,668 km of fiber optic lines (FOL) and 11,759 km of digital radio relay lines. The main components of the network are the powerful Moscow - Novorossiisk, Moscow - St. Petersburg, and Moscow - Khabarovsk FOLs, as well as a satellite communication network, which includes three nodal ground stations in Moscow, Novosibirsk, and Khabarovsk, and nine peripheral ground stations in Barnaul, Kirov, Gorno-Altaisk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk, and Salekhard.

The Company has built international FOLs, which provide access to Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan,
Ukraine, and Belarus. The largest international operators can now send their traffic through Russia. As it equips itself with new digital cables, the Company is withdrawing its analog transmission lines from service. Between 2001 and September 30, 2004, more than 31 thousand km of analog communication cables were withdrawn from service.

The table below presents a list of the trunk lines comprising Rostelecom's primary network as of September 30, 2004:

-------------------------------------- --------------------- --------------- ------------------ ---------------
                Line                       Type of line       Length (km)      Transmission       Number of
                                                                               speed (Mbps)        channels
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Khabarovsk                      Digital radio relay        7.992            6 x 155          11.340
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Novosibirsk                         Fiber optic            3.972          9.904 x 2         241.920
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Yekaterinburg                       Fiber optic            2.400              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-St. Petersburg                      Fiber optic            1.163          9.904 x 2         241.920
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Nakhodka-Naoetsu-Pusan                   Submarine fiber          1.762                565          15.120
                                              optic
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Nakhodka-Khabarovsk                        Fiber optic              897            2 x 622          15.120
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kingisepp-Copenhagen                     Submarine fiber         1.210*            2 x 565          15.120
                                              optic
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kingisepp-St. Petersburg                 Suspended fiber            191            2 x 622          15.120
                                              optic
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
St. Petersburg-Kingisepp-Moscow        Digital radio relay          923            3 x 140           5.760
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Novorossiisk-Istanbul-Palermo            Submarine fiber        3.519(664*)            565          15.120
                                              optic
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
St. Petersburg-Finland                     Fiber optic            197**                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kingisepp-Tallinn                          Fiber optic             26**              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Novorossiisk                        Fiber optic            1.653              9,953         151.200
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Khabarovsk-Harbin (PRC)                    Fiber optic            150**                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Perm-Yekaterinburg                     Digital radio relay          565            2 x 155           3.780
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Apastovo-Shigony                           Fiber optic              220                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Ivanovka-Vladivostok                       Fiber optic               61                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
St. Petersburg-Lyuban-Luga                 Fiber optic              289              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Zadonsk-Lipetsk-Tambov                     Fiber optic              270                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Apastovo-Kazan                             Fiber optic              132                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Russia-Kazakhstan  (eastern  part  of      Fiber optic            220**                622           7.560
the border)
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Vladimir-Vologda,  with  branches  to      Fiber optic              665                622           7.560
Ivanovo, Kostroma, and Yaroslavl
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
An  overlay  digital  network  in the      Fiber optic              709            2 x 622          15.120
Moscow Region
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Tula-Kaluga                                Fiber optic              212              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kaluga-Belgorod   to  the   Ukrainian                             974**              2.488          30.240
border,  with  branches  to  Bryansk,      Fiber optic
Kursk, and Belgorod
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow-Minsk,   with  a   branch   to      Fiber optic            480**              2.488          30.240
Smolensk
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Tyumen-Surgut                          Digital radio relay          709            2 X 155           3.780
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Samara-Orenburg                        Digital radio relay          386         155(2x155)           1 890
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Apastovo-Malaya  Purga, with branches                               661              2.488          30.240
to   Kazan,    Naberezhniye   Chelny,      Fiber optic
Izhevsk, and Yoshkar-Ola
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Novosibirsk-Khabarovsk                     Fiber optic            5.480              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Novorozhdestvenskaya-Stavropol-Makhachkala Fiber optic              270              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Novorozhdestvenskaya                -      Fiber optic              458              2.488          30.240
Stavropol-Kropotkin-Pyatigorsk-Budyonno
with  branches to  Mineralniye  Vody,
Kislovodsk                             vsk,
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Budyonnovsk-Kizlyar-Makhachkala,           Fiber optic              901              2.488          30.240
with branches to Cherkessk,  Nalchik,
Nazran, and Vladikavkaz
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Aksai-Lugansk                              Fiber optic             36**                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Samara-Saratov-Volgograd                   Fiber optic              928          2.488 x 2          60.480
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Perm-Izhevsk                               Fiber optic              657              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Volgograd-Rostov-on-Don                    Fiber optic              516              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Volgograd-Elista-Budyonnovsk               Fiber optic              560              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kizlyar-Grozny                             Fiber optic              140                155           1.890
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Lyuban-Issad                               Fiber optic              140              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Issad-Petrozavodsk                         Fiber optic              319              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Russia-Kazakhstan (western part)           Fiber optic            455**              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Yoshkar-Ola-Kirov                          Fiber optic              465              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow Ring                                Fiber optic             64,1              9.953         120.960
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Baltic Cable System                        Fiber optic            1.280            6x2.488         181.440
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Moscow - Samara                            Fiber optic            1.021            4x9.953         483.840
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Russia - Azerbaidjan                       Fiber optic            201**                622           7.560
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Kaliningrad - Gvardeisk - Sovetsk          Fiber optic            131**              2.488          30.240
-------------------------------------- --------------------- --------------- ------------------ ---------------
-------------------------------------- --------------------- --------------- ------------------ ---------------
Gatikha - D. Konstantinovo - Civilsk       Fiber optic              807              9.953         120.960
- Apastovo with attachments to N.
Novgorod and Cheboksary
-------------------------------------- --------------------- --------------- ------------------ ---------------

         *        length of section belonging to Rostelecom
         **       distance to national border


Secondary communication network

Rostelecom's international digital network is formed on the basis of

1.   6 international switching centers (ISCs) including

     -    ISCs of Moscow (3 centers);

     -    ISC of Luban';

     -    ISC of Rostov;

     -    ISC of Khabarovsk;

2.   6 international trunk exchanges (ITEs) including

     -    ITE of Yekaterinburg;

     -    ITE of Kaliningrad;

     -    ITE of Samara;

     -    ITE of Murmansk;

     -    ITE of St. Peterburg;

     -    ITE of Novosibirsk.

3.   2 separated centers of STP signalizing

As of September 30, 2004, the capacity of ISCs/ITEs network totals to 118.35 thousand effected channels.

The long-distance digital telecommunication network of the Company is associated of the 8 ASNs, 8 Automatic Trunk Exchanges (ATEs) and 4 separated centers of STP signalizing.

All digital ATEs and ISCs are interconnected to the digital communication network. In 2003 and 2004 the Company improved the capacity of the following
Objects:

- The capacity of MMTS-7 of ATE (T-8) type AXE-10 TL 4.2 was extended by 22,680 channels;
- ITE-5 of ATE type EWSD was upgraded from V.12 to V.15 with extension of 7,860 channels;
-  ASN-3 type AXE-10 AS12.4 was extended by 1,440 channels;
-  ASN-5 type AXE-10 Enabler was extended by 20,160 channels;
-  ASN-6 type AXE-10 Enabler was extended by 25,200 channels;
-  ASN-8 type AXE-10 Enabler was extended by 11,340 channels;
- ITE-10 of ATE type EWSD was upgraded from V.12 to V.15 with extension of 15,000 channels;
- ITE-34 of ATE type EWSD was upgraded from V.12 to V.15 with extension of 12,960 channels;

In the regions, where ATEs with SS-7 (signal system) are installed the ASNs and channels joining them form an integrated services digital network (ISDN) with channel switches, to which interregional company networks (ICN) and alternative operators are connected. The 68 ATEs are capable to serve ISDN on the basis of internal long-distance communications. The Company operates in open multimedia telecommunications network, which include subscriber terminations in 77 cities of Russia and 9 stations for public access.

ATEs with SS-7 are capable of providing long-distance and international communications, ISDN services for local operators, IRCs and local users via the domestic long-distance communication network. The Company uses an open multimedia communication network. Subscriber access lines in 77 Russian regions and nine public access lines are connected to this network. Subscribers connected to Rostelecom's open multimedia communication network can participate in and organize teleconferences, both bilateral and multilateral, discuss and jointly edit text and graphics documents, and receive and send files, as well as various forms of audio and video information.

The Company assesses providing an extra services based on intelligent public telecommunications network as forward-looking technology. Due to the intelligent public telecommunications network of the "classic" type installed in Moscow the free calling service is actively rendering for users of Moscow, Moscow region and 78 regional digital ATEs with SS-7.

The televoting service providing has been started enabling four SSP/IP nodes, that allows to sustain equal distribution of loading of this service to the communication nodes and lines. The prepaid card calling scheme has been implemented in Moscow and practically all regions except the Center region. For 2004 the Company is planning to set in operation SSP at ASN-1, ASN-3, ASN-5, ASN-6, ASN-7 and ASN-8. The "call with additional payment" service providing has been started on a commercial basis.

As September 30, 2004, the Company's long-distance communication network comprised 393.62 thousand channels including 377.636 thousand digital channels and 15.984 thousand analog channels. The level of digital switching nodes and centers totals to 100%.

In order to provide leasing of digital channels NX64 Kbit/sec OJSC Rostelecom has improved the secondary communication network with networks of long-distance and international channels leased employing the equipment of flexible multiplexers:

     - network on the basis of Martis DXX equipment consisted of 74 nodes located at 73 cities;

     - network on the basis of MainStreet equipment consisted of 15 nodes located at 6 cities, and

     - network on the basis of CP-3000/4000 equipment consisted of 29 nodes located at 20 cities.

Submarine Cables

Within its program for extending and modernizing its international telecommunications capacity, Rostelecom uses state-of-the-art submarine cables for setting up communications channels between Russia and other countries. The Company is the end party and owner of the basic capacities in three international fiber optic cable systems: Denmark-Russia 1 (DK-R1), Russia-Japan-Korea (R-J-K), and Italy-Turkey-Ukraine-Russia (ITUR), in which Rostelecom owns approximately 50%, 33%, and 30%, respectively. The rest of these cable systems is owned by various international operators.

In order to ensure access to these systems and set up direct high-quality international lines of communication with remote parts of the world, Rostelecom is participating in building many international cable systems and acquiring capacities in them.

As of September 30, 2004, the Company has shares in or the inalienable right to use of 27 cable systems, including such global cable system projects as Fiber Line Round the Globe (Great Britain-Middle East-Japan), the Asia-Pacific Cable System, the Canadian Transatlantic System, the Trans-Pacific Cable System (Japan-USA), the Southeast Asia-Middle East-Western Europe System, and the Trans-Atlantic System.

Satellite Communication

Until February 2003, Rostelecom rented satellite communication channels from the Lockheed Martin Intersatellite Company. In February 2003, Rostelecom switched its own satellite communication system from the LMI-1 satellite to the Russian satellite Express-A.

Rostelecom also organized international satellite channels using ground space communication stations belonging to CJSC Teleport TP and Federal State Unitary Enterprise Kosmicheskaya Svyaz. The Company is renting satellite channels from Teleport TP, which uses three satellites from the Intelsat systems. FSUE Kosmicheskaya Svyaz offers Rostelecom satellite channels through its five satellites and four ground stations.

The satellite communication network operates within the framework of three ground node stations and nine peripheral ground stations in Russia. The Company determined the composition and location of the ground satellite communication stations based on the needs of the secondary network, among other things, for gaining access to the trunk network via ASNs and digital trunk lines.

As the main operator of the government network system providing all kinds of telecommunications services and connecting the state-owned networks with carrier networks, Rostelecom can offer the following services:

     - access both to long-distance and international communication lines throughout Russia;

     - signal verification and passage via SS-7 signaling system, allowing coordination of the operation of all types of digital networks based on the digital transit network;

     -    multimedia communication (video teleconferencing);

     -    ISDN network and intelligent network services;

     -    rental of channels of any throughout capacity.

Cooperation between Rostelecom and Mobile Communication Network Operators

Cooperation between the Company and Russian ground mobile communication network operators is aimed at expanding the range of high-quality network services, including national and international roaming.

As of September 30, 2004, the Company had international roaming for large Moscow and regional (national) mobile communication operators by connecting them with 389 international mobile communication operators in 168 countries, including 15 CIS countries and Baltic states.

3.3 N/A

3.4 The Issuer's Future Plans

At present, Rostelecom's top priority task is to prepare for the imminent de-monopolization of the communication market. In this respect, the Company is conducting a set of measures to ensure a solid basis for repositioning Rostelecom as a commercially successful and competitive operator willing to work under open market conditions. It should be understood that one of the key prerequisites of the Company's successful development under market conditions is eliminating cross-subsidizing. Therefore Rostelecom's main tasks in the near future are:

     -    to  optimize  the  mutual  payment   system   between   operators  for
          long-distance and international communication services with an aim to build a balanced market model;

     -    to support the Company's total revenue growth;

     - to formalize the Company's business processes in the services it renders with an aim to raise the quality and efficiency of customer servicing.

The Company's tasks for the operators market:

The Company's tasks for the national regional operators market:

     - to strength the Company's dominated position at the regional operators market;

     -    to improve traffic growth from regional operators;

     -    to  ensure  the  Company's   revenue  growth  of   long-distance   and
          international traffic from regional operators.

The Company's tasks for the national regional operators market:

     - to expand the Company's regional client base through connection of new alternative operators;

     -    to  improve  the  Company's   revenue  growth  of  long-distance   and
          international traffic from alternative operators.

The Company's tasks for the international operators market:

     - to optimize the ILD tariffs for end users with respect to different regions of Russian Federation;

     -    to enter the market of Europe-Asia unswitched traffic transit;

     - to retain a growth tendency of international traffic to the Company's network;

     - to optimize the settlement rates further by way of closing down unprofitable routes, terminating satellite channels and redirecting traffic to ground cable systems, as well as more efficient traffic routing;

     -    reducing   the  amount  of  payables  and   receivables   relating  to
          international operators;

     - expanding access to international traffic exchange points in order to establish cooperation with major international alternative operators.

The Company's tasks for Moscow end-users market:

     - to enlarge the market share of services to Moscow end-users by tariff policy optimizing and improving the grade of customers servicing;

     - to improve the Company's revenue from rendering telecommunication services to Moscow end-users.

The Company's tasks for development of intelligent network services prepaid card scheme:

     - to promote the service "Communication card" as Rostelecom's single card in the territory of Russia;

     - to promote the 803 service "televoting" and to search new segments for this service

     - to organize the efficient sales of services based on intelligent public telecommunications network.

The Company's tasks for network enhancing:

     - to reconstruct the existed Company's backbones with the DWDM spectral multiplexing equipment;

     -    to increase the capacity of Company's ASNs and ATEs;

     - to expand the present-day flexible multiplexer network in order to optimize backbone network operation activities and to provide the optimal carrying capacity digital channels for leasing;

     - to construct high-speed fiber optic backbones with synchronous digital hierarchy for entering new international routes and organizing systems of reserving and connecting large cities to the Company's network;

     -    to phase out analog lines as the development of existed network.

The Company's tasks for business process optimizing:

     -    to improve the Company's corporate governance practices;

     -    to optimize and enhance the budgeting in the Company;

     -    to  continue  the  restructuring   process  of  the  subsidiaries  and
          dependent companies and increasing their efficiency;

     -    to maintain the further improvement of corporate information system.

The Company's tasks for human resources development:

     - to continue the further optimizing of organization structure and number of personnel;

     - to develop and implement the system of corporate training assessment (feedback assessment, remuneration assessment and etc.);

     - to work out the system of personnel development (including career planning, creating and conducting the staff reserve);

     -    to continue the further optimizing of social programs;

     -    to enhance the corporate culture.

There are no plans to change the Company's core operations.

3.5 The Issuer's Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations

The Company is a member of the following holdings and associations:

Organization: Open Joint Stock Company "Telecommunication Investment Company" (Svyazinvest)

The Issuer's position and functions in the Organization: OJSC Rostelecom is a subsidiary of OJSC Svyazinvest, one of the world's largest telecom holding companies, which holds 50.67% of the Company's voting shares. Its charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators, set up in the process of telecom sector privatization. Among other companies, Svyazinvest incorporates 7 large super-regional telecoms, OJSC Giprosvyaz and OJSC Rostelecom, Russia's national long-distance telecommunications operator.

The Company is the member of the Holding since July 07, 1997.

Organization: Association of Operators of the ISKRA Federal Network of Business Services

The Issuer's position and functions in the Organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: promoting the development of the Interrelated Communications Network of the Russian Federation and promoting the development of the Iskra dedicated federal network of business services.

The Company is a member of Association since July 21, 2001

3.6  The Issuer's Subsidiaries And Dependent Companies

Abbreviated name: CJSC MTs NTT
Full name: Closed Joint Stock Company Moscow Center for New Telecommunications Technologies
Location: 46 Arbat St., Moscow, 121002, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 100.00%
The Company's interest in the outstanding ordinary shares of the organization:
100.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of fixed local, long-distance and international telephony services, and of data transmission services.
Value for the Company: gaining traffic from corporate clients to be passed through the Company's facilities.


Abbreviated name: CJSC Westelcom
Full name: Closed Joint Stock Company Westelcom
Location: 26 Sushchevsky Val St., Moscow, 127018, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 100.00%
The Company's interest in the outstanding ordinary shares of the organization:
100.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: financing of exchange acquisition, construction, introduction, operation, maintenance, marketing and expansion services, provision of communications services.
Value for the Company: leasing FOLs.


Abbreviated name: LLC Malakhit Rest House
Full name: Limited Liability Company Malakhit Rest House
Location: 15 Shcherbak St., Yalta, 334200, Autonomous Republic of Crimea,
Ukraine
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 100.00%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of comprehensive year-round therapy and recreation services.
Value for the Company: rendering therapy and recreation services for the Company's employees.


Abbreviated name: LLC Informtek
Full name: Limited Liability Company Informtek
Location: 7 Sokhan St., Yalta, Autonomous Republic of Crimea, Ukraine
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 99.90%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
Types of business: lease of property.
Value for the Company: non-material.


Abbreviated name: CJSC RTC-Center
Full name: Closed Joint Stock Company RTC-Center
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 99.00%
The Company's interest in the outstanding ordinary shares of the organization:
99.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: foreign economic activities, research, consulting and marketing services
Value for the Company: non-material.


Abbreviated name: CJSC Rospak
Full name: Closed Joint Stock Company Dedicated Public Packet-Switched Data Network
Location: 2a Bryusov Per., Moscow, 103009, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 90.80%
The Company's interest in the outstanding ordinary shares of the organization:
90.80%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of data transfer and telematic services for public use
Value for the Company: non-material.


Abbreviated name: CJSC RTC-Siberia
Full name: Closed Joint Stock Company RTC-Siberia
Location: 246 Karl Marx St., Krasnoyarsk, 660100, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 90.00%
The Company's interest in the outstanding ordinary shares of the organization:
90.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of communications services; design and engineering in the Siberian Federal District; provision of data protection consulting services.
Value for the Company: provision of communications services; design and engineering in the Siberian Federal District; provision of data protection consulting services


Abbreviated name: CJSC Telecomcity
Full name: Closed Joint Stock Company Telecomcity
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 80.00%
The Company's interest in the outstanding ordinary shares of the organization:
80.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: managing of development and real estate property, consulting on financial and economic issues of Russia's cooperation with other countries
Value for the Company: non-material.


Abbreviated name: CJSC Insurance Company of the Telecommunications Employee Labor Union Costars
Full name: Closed Joint Stock Company Insurance Company Costars
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 60.00%
The Company's interest in the outstanding ordinary shares of the organization:
60.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: insurance.
Value for the Company: insurance of employees.


Abbreviated name: CJSC Incom
Full name: Closed Joint Stock Company Incom
Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 121021, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 54.38%
The Company's interest in the outstanding ordinary shares of the organization:
54.38%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of long-distance and international communications services.
Value for the Company: gaining of additional long-distance and international traffic.


Abbreviated name: CJSC Telebarents
Full name: Closed Joint Stock Company Telebarents
Location: 37 Parkovaya St., Petrozavodsk, 185014, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 51.00%
The Company's interest in the outstanding ordinary shares of the organization:
51.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of communications services.
Value for the Company: non-material.


Abbreviated name: CJSC Globaltel
Full name: Closed Joint Stock Company Globalstar Space Telecommunications
Location: 25, Bldg 2 Dubovaya Roshcha St., Moscow, 127427, Russian Federation The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization
The Company's interest in the charter capital of the organization: 51.00%
The Company's interest in the outstanding ordinary shares of the organization:
51.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of Globalstar satellite mobile communications network services in Russia and the CIS. Value for the Company: providing satellite telecommunications services.


Abbreviated name: CJSC Rostelecomport
Full name: Closed Joint Stock Company Rostelecomport
Location: 10 Angliiskaya Embankment, St. Petersburg, 190000, Russian Federation The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 50.00%
The Company's interest in the outstanding ordinary shares of the organization:
50.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of communication services, research on adaptation of new communication technologies, operator activities, development of automatic management systems
Value for the Company: non-material.


Abbreviated name: CJSC Aquapark RT
Full name: Closed Joint Stock Company Aquapark RT
Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 50.00%
The Company's interest in the outstanding ordinary shares of the organization:
50.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: development and operating activities of the aquapark
Value for the Company: non-material.


Abbreviated name: CJSC Telecom-Center
Full name: Closed Joint Stock Company Telecom-Center
Location: 25 Dubovaya Roshcha St., Moscow, 127427, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 45.00%
The Company's interest in the outstanding ordinary shares of the organization:
45.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of fixed telephony services in Moscow and of data transmission services; design and survey activities.
Value for the Company: the Company gets access to digital channels to be leased to other operators.


Abbreviated name: CJSC Teleport TP
Full name: Closed Joint Stock Company Teleport TP
Location: All-Russia Exhibition Center, Prospect Mira, Moscow, 129223, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 44.00%
The Company's interest in the outstanding ordinary shares of the organization:
44.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of communications services.
Value for the Company: providing satellite telecommunications services.


Abbreviated name: OJSC CC Business Network
Full name: Open Joint Stock Company  Central Company Business Network
Location: 1, Bldg 2 Marshal Vasilevsky St., Moscow, 123098, Russian Federation The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 44.00%
The Company's interest in the outstanding ordinary shares of the organization:
44.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:
0%
Types of business: provision of R&D services, production and implementing of technical systems for communication protection and signalizing of unauthorized access
Value for the Company: non-material.


Abbreviated name: OJSC MMTS No. 9
Full name: Open Joint Stock Company Moscow Long-Distance Exchange No. 9
Location: 7 Butlerov St., Moscow, 117485, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 36.86%
The Company's interest in the outstanding ordinary shares of the organization:
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: leasing out premises, provision of communications services. Value for the Company: lease of premises


Abbreviated name: JSC Closed-Type Razbeg-Marafon
Full name: Joint Stock Company Closed-Type Razbeg-Marafon
Location: 56 Trifonovskaya St., Moscow, 129116, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 33.33%
The Company's interest in the outstanding ordinary shares of the organization:
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: development and production of means for transferring, storage, processing and protection of information
Value for the Company: non-material.


Abbreviated name: OJSC RTComm.Ru
Full name: Open Joint Stock Company RTComm.Ru
Location: 8, Bldg 1 Olsufyevsky Per., Moscow, 121021, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 31.10%
The Company's interest in the outstanding ordinary shares of the organization:
31.10%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: Internet services provider
Value for the Company: Gaining Internet access service


Abbreviated name: ALC Teleradiokompaniya Yalta
Full name: Additional Liability Company Teleradiokompaniya Yalta
(Yalta Broadcasting Corporation)
Location: 7 Sohan St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 30.00%
The organization's interest in the charter capital of the Company: 0%
Types of business: cable broadcasting.
Value for Rostelecom: non-material.


Abbreviated name: LLC Tver' Telecom
Full name: Limited Liability Company Tver' Telecom
Location: 170000, the city of Tver', Novotorzhskaya st., bld. 24
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 26.00%
Types of business: cable broadcasting.
Value for Rostelecom: non-material.


Abbreviated name: CJSC InformCourierSvyaz
Full name: Closed Joint Stock Company InformCourierSvyaz
Location: 6, Bldg 1, 4 Verkhny Mikhailovsky Proyezd, Moscow, 117419, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 25.25%
The Company's interest in the outstanding ordinary shares of the organization:
25.25%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: publication of an information bulletin and of the I nformCourierSvyaz magazine.
Value for the Company: non-material


Abbreviated name: CJSC Rustel
Full name: Closed Joint Stock Company Rustel
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 25.00%
The Company's interest in the outstanding ordinary shares of the organization:
25.00%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: provision of satellite communications services.
Value for the Company: non-material


Abbreviated name: CJSC NTTs COMSET
Full name: Closed Joint Stock Company COMSET Research and Technology Center
Location: 7 Zeleny Prospect, Moscow, 111141, Russian Federation
The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to
Company in view that the Company's interest excesses 20% of the charter capital The Company's interest in the charter capital of the organization: 22.18%
The Company's interest in the outstanding ordinary shares of the organization:
22.18%
The organization's interest in the charter capital of the Company: 0%
The organization's interest in the outstanding ordinary shares of the Company:0% Types of business: scientific and technological research; design, survey and development; education and training.
Value for the Company: non-material.


3.7  The  Issuer's  Fixed  Assets:   Composition,   Structure,   Value,  Planned
     Purchases, Replacement, Retirement and Any Encumbrances

3.7.1 Fixed Assets

Historical value and depreciation of the Company's fixed assets as of September 30, 2004.

------ -------------------- ------------ -------------------- -------------- --------------------
  N        Fixed asset       Revaluation   Gross book value    Depreciation    Net book value
                                                                                    (less
                                                                             depreciation) upon
                                           upon revaluation                   revaluation (net
                                         (adjusted historical                 book value as of
                                         cost as of September                   September 30,
            category            date      30, 2004), thousand                  2004), thousand
                                                rubles                             rubles
------ -------------------- ------------ -------------------- -------------- --------------------
------ -------------------- ------------ -------------------- -------------- --------------------
  1    Land plots and       01.01.1996                  586                                 586
       nature management
       facilities
------ -------------------- ------------ -------------------- -------------- --------------------
------ -------------------- ------------ -------------------- -------------- --------------------
  2    Buildings and        01.01.1996           20,904,163    13,507, 388            7,396,775
       structures
------ -------------------- ------------ -------------------- -------------- --------------------
------ -------------------- ------------ -------------------- -------------- --------------------
  3    Housing              01.01.1996              802,900         10,793              792,106
------ -------------------- ------------ -------------------- -------------- --------------------
------ -------------------- ------------ -------------------- -------------- --------------------
  4    Plant and equipment  01.01.1996           32,370,275     25,634,314            6,735,961
------ -------------------- ------------ -------------------- -------------- --------------------
------ -------------------- ------------ -------------------- -------------- --------------------
  5    Vehicles             01.01.1996              627,493        372,769              254,725
------ -------------------- ------------ -------------------- -------------- --------------------
------ -------------------- ------------ -------------------- -------------- --------------------
  6    Other tangible       01.01.1996              199,081        125,537               73,543
       fixed assets
------ -------------------- ------------ -------------------- -------------- --------------------
------ -------------------- ------------ -------------------- -------------- --------------------
  7    Low value fixed           -                      804                                 804
       assets
------ -------------------- ------------ -------------------- -------------- --------------------
------ -------------------- ------------ -------------------- -------------- --------------------
       Total, thousand                       54,905,302        39,650, 801       15,254,501
       rubles:
------ -------------------- ------------ -------------------- -------------- --------------------

There is no information about historical value of the fixed assets before the revaluation on January 1, 1996.

The revaluation of fixed assets held on January 1, 1996, was conducted in accordance with the fixed capital depreciation ratios as established by the Russian Federation State Committee for Statistics.

There are no plans involving the retirement, acquisition and/or replacement of fixed assets, the value of which is equal or over 10% of the aggregate value of the Company's fixed assets, or other fixed assets, as of September 30, 2004.

3.7.2 The Value of Issuer's Real Property Assets

As of September 30, 2004, the total value of the Company's real property assets amounted to:

----------------------------------------------------------------------------------------------
No.   Fixed asset   Revaluation   Gross book value upon  Depreciation   Net book value (less
                                                                         depreciation) upon
                                  revaluation (adjusted                 revaluation (net book
                                  historical cost as of                 value as of September
       category         date      September 30, 2004),                 30, 2004), thousand
                                     thousand rubles                          rubles
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
  1 Buildings and    01.01.1996            20,904,163     13,507,388             7,396,775
    structures
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
  2 Housing          01.01.1996               802,900         10,793               792,106
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
        Total,                             21,707,063     13,518,181             8,188,882
       thousand
        rubles:
----------------------------------------------------------------------------------------------

No evaluations of the Company's real property assets were conducted, nor any major changes in their composition made.





IV. The Issuer's Financial And Business Operations

4.1The Issuer's Financial And Business Results

4.1.1 Profit And Losses

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Indicator                            2nd Quarter of  3rd Quarter of
                                          2004            2004
---------------------------------------------------------------------
---------------------------------------------------------------------
Proceeds, thousand rubles               9,172,344    9,634,039
---------------------------------------------------------------------
---------------------------------------------------------------------
Gross profit, thousand rubles           3,072,701    3,178,724
---------------------------------------------------------------------
---------------------------------------------------------------------
Net profit (undistributed profit        1,606,101    2,174,772
(loss)), thousand rubles
---------------------------------------------------------------------
---------------------------------------------------------------------
Labor productivity, thousand                1,408       1,500
rubles/employee
---------------------------------------------------------------------
---------------------------------------------------------------------
Yield of capital investment, %                246         253
---------------------------------------------------------------------
---------------------------------------------------------------------
Return on assets, %                            15          20
---------------------------------------------------------------------
---------------------------------------------------------------------
Return on own capital, %                       22          27
---------------------------------------------------------------------
---------------------------------------------------------------------
Return on products (sales), %                  33          33
---------------------------------------------------------------------
---------------------------------------------------------------------
Uncovered loss as of reporting                  -           -
date, thousand rubles
---------------------------------------------------------------------
---------------------------------------------------------------------
Ratio of uncovered loss as of                   0           0
reporting date and balance sheet
total value, %
---------------------------------------------------------------------

All indicators for the fiscal quarter here in the table above were calculated on non-cumulative total basis.

The calculations here in this item of the Quarterly Report were conducted in accordance with Russian Accounting Standards.

Analysis of the given above indicators in dynamics:
The proceeds increased by 461,695 (+5%) and comprised of

- 81,974 thousand rubles (107%) for rendering international traffic transit services to regional operators, increase in traffic amounted to 105%;

- 98,140 thousand rubles (109%) for rendering traffic transit services to international operators regarding to increase in traffic that amounted to 105% and implementing of the flexible settlement policy;

- 54,144 thousand rubles (109%) for rendering traffic transit services to alternative operators (DLD - to 104% and ILD - to 112%), increase in traffic amounted to105% and 119% respectively;

- 178,990 thousand rubles (126%) for leased digital channels. The Company entered into new contracts.

Gross profit increased by 106,023 thousand rubles owing to
-    increase in proceeds by 461,695 thousand rubles
-    increase in costs by 355,672 thousand rubles

Net profit rose by 568,671 thousand rubles (35%) regarding to
- increase in profit resulted from principal operations by 106,023 thousand rubles;
- increase in profit resulted from other operations by 462,648 thousand rubles.

Labor productivity grew 1.07 times owing to:
-    increase in proceeds by 461,695 thousand rubles;
-    decrease of the average number of employees by 370 persons.

Yield of capital investment increased by 7% owing to
-    5% increase in proceeds (461,695 thousand rubles);
-    2% increase in quarterly average value of fixed assets (76 thousand rubles)

Return on assets increased by 5% owing to
-    increase in net profit by 568,671 thousand rubles (35%);
-    increase in quarterly average value of assets by 154,528 thousand rubles
     (1%).

Return on own capital grew by 5% owing to
-    increase in net assets by 568,671 thousand rubles (35%);
-    increase in quarterly average value of own capital by 528,567 (+7%).

Return on products remained unchanged.

Uncovered loss remained unchanged.


The indicators calculation methodology:

------------------------------------------------------------------------------
Indicator                         Calculation methodology
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Proceeds, thousand rubles         Total proceeds from sale of goods,
                                  products, work, services
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Gross profit, thousand rubles     Proceeds (sales proceeds) - cost price of
                                  goods, products, work, services sold (less
                                  commercial and management costs)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Net profit (undistributed profit  Profit (loss) from usual operations +
(loss)), thousand rubles          extraordinary income and expenses
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Labor productivity, thousand      Proceeds (sales proceeds)/employees
rubles/employee                   (workers) on the payroll for the reporting
                                  period
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Yield of capital investment, %    Proceeds (sales proceeds)/cost of fixed
                                  assets for the reporting period
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Return on assets, %               Net profit/book value of assets
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Return on own capital, %          Net profit / (capital and reserves -
                                  target financing and proceeds + deferred
                                  income - own shares redeemed from
                                  shareholders)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Return on products (sales), %     Profit on sales /net proceeds (sales
                                  proceeds)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Uncovered loss as of reporting    Uncovered loss of past years + uncovered
date, thousand rubles             loss of the reporting year
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Ratio of uncovered loss as of     Uncovered loss as of reporting
reporting date and balance sheet  date/balance sheet value of assets
total value, %                    (balance sheet total value)
------------------------------------------------------------------------------


4.1.2Factors That Influenced  Changes in the Amount of Proceeds From the Sale of
     Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations

Domestic long-distance traffic grew by 10.1% year-on-year and amounted to 6,670.1 million minutes. DLD revenues surged 61.0% compared to the first nine months of 2003 and totaled RUR 12,799.9 million. Excluding the effect of the introduction of the new settlement system, DLD revenues increased by 16.3% year on year to RUR 8,425.4 million.

Outgoing international long-distance (ILD) traffic rose 17.0% to 1,140.7 million minutes. ILD revenues from both Russian operators and subscribers for the first nine months 2004 increased by 13.9% year- on-year and totaled RUR 6,667.8 million.

First nine months of 2004 incoming ILD traffic grew by an impressive 29,4% year-on-year to 1,135.3 million minutes, as Rostelecom increased its share of the international operators market. Revenues from international operators for incoming ILD traffic termination increased by 4,1% year on year to RUR 3,157.8 million.

Total revenues from Moscow subscribers for the first nine months of 2004 increased 3.2% year on year. Traffic grew 0.5%, thanks mainly to the competitive new tariffs introduced last year.

Total revenues for the first nine of 2004 amounted to RUR 27,645.4 million - a year- on-year increase of 33,2%. Excluding the effect of the introduction of the new settlement system, revenue grew by 16.1% to RUR 23,270.9 million.

Operating expenses for the first nine months of 2004 amounted to RUR 18,179.8 million. The 30.9% increase compared to the same period last year was driven by higher payments to local operators. Excluding the effect of the introduction of the new settlement system, operating expenses rose by 5.9% to RUR 13,805.3 million.

As a result EBITDA rose 21.1% year-on-year totaling RUR 11,054.9 million.

Depreciation declined 40.8% year on year to RUR 1,589.3 million. Rostelecom took ownership of several assets it had previously leased, and as a consequence ceased to apply accelerated depreciation methods on these.

Operating profit amounted to RUR 6,286.8 million, a 49.1% increase versus the first nine months 2003.

The result from other operating activities for the first nine months of 2004 totaled RUR (295.3) million compared to RUR (757.9) million a year ago, as Rostelecom substantially reduced its expenses on bad debt provisions. Positive dynamics of this indicator is explained by decrease of expenses for organization of a reserve on doubtful debts. Besides in financial report for the first 9 months there are 142.7 million rubles of net assets on percentages (there were 8.2 million rubles of net assets on percentages last year). Other operating profits and losses include a sum of financial investments' revaluation. Net assets of financial investments' revaluation for the three-quarters amounted
89.9 million rubles.

The result from other non-sales activities amounted to RUR (398.0) million compared toRUR 258.6 million for first nine months of 2003 when Rostelecom restructured its debt to the Ministry of Finance and consequently reported an additional RUR 751.7 million profit from non-sales activities.

The Company's first nine months of 2004 net profit totaled RUR 6,590.7 million, an increase of 37.8% compared to the same period last year.

(1) Rostelecom financial results for the first nine months 2004 take into account the introduction of the new settlement system for domestic long-distance traffic transit from August 1, 2003.

(2) All traffic data provided is preliminary.

(3) EBITDA is calculated as total revenues less operating costs excluding depreciation

4.2 The Issuer's Liquidity

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Indicator                     2nd Quarter of 2004    3rd Quarter of 2004
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Own current assets, thousand        4,923,633              6,660,815
rubles
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Leverage ratio                           0.46                   0.40
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Financial independence                   0.68                   0.72
(autonomy) ratio
---------------------------------------------------------------------------
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Inventories/own current                  6.26                   8.39
assets ratio
---------------------------------------------------------------------------
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Permanent assets index                   0.83                   0.79
---------------------------------------------------------------------------
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Current liquidity ratio                  1.98                   2.35
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Quick liquidity ratio                    1.76                   2.09
---------------------------------------------------------------------------


Analysis of the given above indicators in dynamics:

Own current assets increased by 1,737,182 thousand rubles (+35%) due to

- increase in capital and reserves (less target financing including future periods profits) by 2,105,048 thousand rubles (+7%);

-    increase of fixed assets by 368,196  thousand  rubles (+1%);

-    decrease of long-term accounts receivable by 330 thousand rubles (-2%).

Leverage ratio declined 1.16 times due to

- increase in capital and reserves (less target financing including future periods profits) by 2,105,048 thousand rubles (+7%);

-    changes of liabilities 1.09 times less (by 1,090,216 thousand rubles).

Financial independence ratio increased 1.05 times due to

- increase in capital and reserves (less target financing including future periods profits) by 2,105,048 thousand rubles (+7%);

-    1.02 times increase in assets (by 1.019.442 thousand rubles).

Inventories/own current assets ratio has become 1.34 times as much due to

-    increase in own current assets by 1,737,182 thousand rubles (+35%);

-    growth of reserves by 6,775 thousand rubles (1,01 times increase);

Permanent assets index has changed 1.06 times less due to:

- increase in capital and reserves (less target financing including future periods profits) by 2,105,048 thousand rubles (+7%);

- increase in fixed assets and long-term accounts receivable by 367,866 thousand rubles (1.01 times increase);

Current liquidity ratio grew 1.19 times due to

-    increase  in  current  assets  by  651,576   thousand  rubles  (1.04  times
     increase);

- decrease of current liabilities by 1,202,433 thousand rubles (1.15 times decrease);

Quick liquidity ratio increased 1.19 times due to:

- increase in assets realized at short notice (quick assets) by 597,129 thousand rubles (1.04 times increase);

- decrease of current liabilities by 1,202,433 thousand rubles (1.15 times decrease)



---------------------------------------------------------------------------
Indicator            Calculation methodology
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Own current assets,  Capital and reserves (less own shares redeemed from
thousand rubles      shareholders ) - target financing and receipts +
                     deferred income - noncurrent assets - long-term
                     receivables
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Leverage ratio       Long-term liabilities + short-term liabilities (less
                     deferred income) / capital and reserves (less own
                     shares redeemed from shareholders ) - target
                     financing and receipts + deferred income
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Financial            Capital and reserves (less own shares redeemed from
independence         shareholders) - target financing and receipts +
(autonomy) ratio     deferred income / nocurrent assets + current assets
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Inventories/own      Own current assets / inventories
current assets ratio
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Permanent assets     Noncurrent assets + long-term receivables / capital
index                and reserves (less own shares redeemed from
                     shareholders) - target financing and receipts +
                     deferred income
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Current liquidity    Current assets - long-term receivables /short-term
ratio                liabilities (less deferred income)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Quick liquidity      (Current assets - inventories - value added tax on
ratio                valuables acquired - long-term receivables) /
                     short-term liabilities (less deferred income)
---------------------------------------------------------------------------




4.3 The Issuer's Capital And Current Assets Size, Structure, And Adequacy

4.3.1 The Issuer's Capital And Current Assets Size And Structure

The structure and the amount of capital of OJSC Rostelecom (in thousand rubles) as of September 30, 2004 are shown hereinafter in the table:

---------------------------------------------------------------------------
  Indicator                     2nd Quarter of 2004  3rd Quarter of 2004
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  The Charter Capital*                       2,429                 2,429
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Total value of bought out                      -                     -
  stock
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Reserve Capital                              364                   364
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Additional capital                    11,827,751            11,653,273
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Including:
---------------------------------------------------------------------------
---------------------------------------------------------------------------
    Asset value increase under          11,516,959            11,343,395
    revaluation
---------------------------------------------------------------------------
---------------------------------------------------------------------------
    Issue revenue                          302,889               302,889
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Retained earnings                     17,567,231            19,863,196
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Purpose financing funds                   10,707                 6,097
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Total amount of capital               29,408,482            31,525,359
---------------------------------------------------------------------------
*The amount of capital is in accordance with the Company's foundation documents.

Analysis of the given above indicators in dynamics:

The amount of capital as of September 30, 2004 totaled to 31,525,359 thousand rubles and increased 2,116,877 thousand rubles (+7%) compared to June 30, 2004 due to

- increase in retained earnings of the current period by 2,174,773 thousand rubles;
- decrease of additional capital by 53,286 thousand rubles under assignation of real estate to the municipal officials .
-  decrease of the purpose financing balance by 4,610 thousand rubles.

Pursuant to the Company's practices and the dynamics of operating revenues and expenditures in 2004, the Company finances current assets from its own sources without borrowing funds. The Company does not have information on factors that may prompt changes in the policy of current assets financing and cannot assess the probability of their emergence.

The structure and the amount of current assets of OJSC Rostelecom (in thousand rubles) are shown below:

---------------------------------------------------------------------------
  Indicator                      2nd Quarter of 2004  3rd Quarter of 2004
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Inventories                        786,816                793,591
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Value-added tax on acquired       1,240,070              1,287,742
  assets
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Accounts receivable (payment        18,003                 17,673
  expected more than 12 months
  after the reporting date)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Accounts receivable (payment      8,973,503              7,888,869
  expected within 12 months of
  the reporting date)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Short-term financial              3,976,919              6,671,852
  investments
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Monetary assets                   3,631,684              2,619,612
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Other current assets                1,369                   271
---------------------------------------------------------------------------
---------------------------------------------------------------------------
  Total amount of current assets    18,628,364             19,279,610
---------------------------------------------------------------------------


4.3.2 The Issuer's Capital And Current Assets Adequacy

As of September 30. 2004 the Company's own capital amounted to 31,525,359 thousand rubles.

As of September 30, 2004 the amount of current liabilities totaled to 8,444,447 thousand rubles.

The Issuer's operating expenses of the last complete quarter totaled 6,455,315 thousand rubles.

In this view, the Company's own capital is sufficient to meet its short-term liabilities and cover operating expenses.

As of September 30, 2004, the amount of current assets of the Company totaled to 19,279,610 thousand rubles and was covered by the Company's own capital. The current liquidity ratio (Current assets-to- liabilities) is 1.5.

The Company's own capital is sufficient to meet its short-term liabilities and cover operating expenses.

The amount of day-average operating expenses (interests to payment) within 3rd quarter totaled to 334.63 thousand rubles (410.435 thousand rubles in 2nd quarter). This positive dynamics is effect the partial credit repayments. It is an evidence of the decrease of the Company's financial dependence ratio on external sources.

4.3.3 Cash Assets

Based on the data of managerial accounting, the cash budget for the 3rd quarter of 2004 was deficit-free. The Company used its own funds to finance its current operations. There were no cash deficits during the 3rd quarter of 2004.

The 4th quarter 2004 cash budget is planned to be deficit-free. No cash deficits are expected in 4th quarter of 2004 (the consolidated cash flow are expected to be in plus). The Company has no frozen bank accounts or debts on the records.

The Company's budgetary requirements for 4th quarter in 2004 (planned payments on operating, investment and financial activities) amounts to 12,612 million rubles. That was caused by current economic activities of the Company. Significant interest payments have not been planned. The main source of monetary assets is own assets of the Company in 4th quarter of 2004.

The expected requirements in monetary funds for 2005 (planned payments on operating, investment and financial activities) planned pursuant to the Company's operating cost budget and investment plan amounts to 35,191 million rubles. The main factors that may involve significant adjustments to the requirement in monetary funds are the following: a number of material contract, including "Europe-Asia traffic transit", "Amdocs". The main sources of monetary assets in 2005 are own assets of the Company and borrowed funds under project financing.

4.3.4 The Issuer's Financial Investments

As of September 30, 2004, the Company's balance sheet registered only one financial investment amounting to 10 and more percent of its total financial investments:

Category of securities: ordinary shares.
Full official name: Golden Telecom, Inc.
(registered in the state of Delaware, USA).
Abbreviated official name: Golden Telecom, Inc.
(registered in the state of Delaware, USA).
Securities identification number: 38122G 107.
Quantity: 4,024,067 shares.
Total par value of securities owned: 40,240.67 U.S. dollars.
Total balance sheet value of securities owned: 3,354,316,833.49 rubles.
Size of dividend declared for the 4th quarter of 2003 on ordinary shares:
804,13.40 U.S. dollars (USD 0.2 per share).
The actual date of payment for announced dividends: March 18, 2004
Size of dividend declared for the 1st quarter of 2004 on ordinary shares:
804,13.40 U.S. dollars (USD 0.2 per share).
The actual date of payment for announced dividends: June 28, 2004
The size of potential losses linked with the bankruptcy of Golden Telecom, Inc. equals the total balance sheet value of shares and amounts to 3,354,316,833.49 rubles.
The Company made the provisions for financial assets depreciation as follows (thousand rubles):

----------------------------------------------------------------------------
  No    Type of provision             As of      As of June       As of
                                   January 01,      30,      September 30,
                                      2004          2004          2004
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   1    The provision for              31,724        31,719        31,655
        securities depreciation
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   2    The provision for other        28,954           403             3
        charter investments
        depreciation
----------------------------------------------------------------------------
----------------------------------------------------------------------------
        The provision for
   3    depreciation of joint          19,423        19,423        19,423
        activities
----------------------------------------------------------------------------
----------------------------------------------------------------------------
   4    The provision for loan        433,408       425,563       425,563
        depreciation
----------------------------------------------------------------------------
----------------------------------------------------------------------------
        Total amount of provisions    513,509       477,107       476,644
----------------------------------------------------------------------------


The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards "Financial investments accounting" RAS 19/02 approved by the Order of Ministry of Finance No.126 dated December 10, 2002.

4.3.5 The Issuer's Intangible Assets

As of September 30, 2004 the book value of Rostelecom's intangible assets and the value of intangible assets depreciation accrued total as follows hereinafter in the table:

--------- ---------------------------------------- ----------- -----------------
  No.                       Item                    Full cost   Size of accrued
                                                                  depreciation
--------- ---------------------------------------- ----------- -----------------
--------- ---------------------------------------- ----------- -----------------
   1      The  owner's   exclusive  right  to  the      23             4
          trademark  and  the  service  mark,  the
          name of the place of goods' origin
--------- ---------------------------------------- ----------- -----------------
-------------------------------------------------- ----------- -----------------
Total, thousand rubles:                                 23             4
-------------------------------------------------- ----------- -----------------

The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards (RAS) approved by the Order of Ministry of Finance No. 91n dated October 16, 2000.

4.4 The Issuer's R&D, Licenses And Patents, New Development And Research Project Policies And Expenditures

The Company does not carry out research on its own. All new developments that are employed to improve the services provided by the Company and cut its costs are carried out by specialized research organizations.

The licenses owned by the Company are given in item 3.2.13, Additional Requirements to Issuers That Are Providers of Communications Services, sub-item Communications Licenses.

Currently, OJSC Rostelecom holds the titles to the trademarks which priority was registered by the Russian Agency for Patents and Trademarks and the USSR State Committee for Inventions and Discoveries on April 10, 1995 and March 6, 1985, respectively, whereupon certificates No. 125190 and No. 77120 were issued to OJSC Rostelecom.

Currently, there are minimum risks related to the expiry of licenses, held by the Company owing to the extension of operation licenses expiry date till 2013 and trademark licenses expiry date till 2014.

4.5 Trends In Field of the Issuer's of Principal Operations

Background information on the sector

The telecommunications sector is among the economy's major sectors that ensure the functioning and coordinated operation of all national systems. That is why the Russian government considers the development of the nation's information and telecommunications infrastructure as one of the main factors to boost economic growth, business and intellectual activity, and raise the country's prestige in the international community.

Even during general economic recessions in Russia, its communications sector continued to develop dynamically: telecommunications companies quickly recovered from the 1998 financial crisis, managed to keep their reputation of reliable borrowers and investor appeal. Today telecommunications companies operate at a profit and demonstrate satisfactory performance indices. As compared to companies in other sectors of the economy, they have a sufficiently high share of cash in their revenues and, therefore, can ensure their growth through their own funds.

The further qualitative development of telecommunications operators is especially important, considering the fact that consumer demand for telecommunications services is growing with every passing year. Unfortunately, today the provision of both modern telecommunications services, and even of traditional telephony services, falls short of consumer demand.

The sector's structure

Today in Russia:

-    over  8,500  licenses  are   operational   for  the  provision  of  various
     communications   services   (including  8,000  licenses  in  the  field  of
     telecommunications);

-    4,662 telecommunications companies are operating;

-    conventional operators provide over 80% of communications services;

- conventional operators own 93 to 95% of Russia's telecommunications networks.

Apart from the local common carriers operating primary and intra-zone networks, the sector's structure also includes OJSC Rostelecom, a long-distance and international communications operator.

Today OJSC Rostelecom:

-    links Russia actually with all the countries of the world;

-    provides traffic transit services to foreign operators;

-    broadcasts television and radio programs;

-    provides  new  aucillary   services:   data  transmission,   the  Internet,
     IP-telephony, and multimedia communications.

Actually all regional operators own long-distance automatic telephone exchanges that switch traffic between local telephone networks and the Company's long-distance trunk networks. The only exception is Moscow where the automatic telephone exchange belongs to OJSC Rostelecom. In other regions, local telecommunication operators - the owners of automatic telephone exchanges - bill their subscribers themselves and collect payments for long-distance and outgoing international telephone calls.

State regulation of the sector

The inconsistent policy of government regulation pursued in Russia's telecommunications market during the past few years, including, in particular, cross-subsidizing of communications services which leads to ill-balanced tariffs for those services, both domestically and internationally, may cause the Company's partners to change service consumption patterns or to use lower-priced services of competitors, which may impair the Company's incomes.

The Company's success as a leading player in Russia's telecommunications market will depend on the improvement of its tariff policies and adoption by the government of telecommunication market-regulation laws to meet the interests of the market operators and to provide equal business environment for all of them.

The uncertain scope of government regulation in Russia may lead to changes in laws and other normative acts involving the telecommunications sector which may cause negative consequences for the Company's business operations.

The Company's operations are regulated and supervised by the Russian Federal Anti-Monopoly Service and the Federal Tariff Service, which in result of the carrying out administrative reform of the governmental bodies/authorities structure were vested with the related parts of functions of the abolished Russian Ministry of Antimonopoly Policy and Business Undertakings Support. The basic effective laws governing telecommunications in Russia are the Federal Law on Communications dated June 18, 2003, and the Federal Law on Natural Monopolies dated August 17, 1995, as amended. The new Federal Law on Communications contains a large number of references to the by-law (subordinated) regulations. In this view the key problems of telecommunication market, which could be settled by the Law, are to be regulated under the legislative acts of Russian Government and Authorities for the communication sector. Effective regulations do not clearly specify interaction between the two laws, which can lead to the adoption of mutually contradictory resolutions and decisions. It needs to be pointed out that the passage of the new law on telecommunications market does not resolved all existing discrepancies.

Current legislation grants certain powers to the state in regulating natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers and tariff setting and other operations. That law may greatly impair the Company's tariff-setting independence. The Law on Natural Monopolies also regulates the types of contracts/transactions that may be performed by a regulated company.

Besides, like any government-regulated company, the Company may not refuse to enter into contracts with certain users if required to do so by the Federal Anti-Monopoly Service and other Authorized Governmental Bodies. The Russian government may exercise its powers to set tariffs (now it is a function of the Federal Tariff Service) or require that the Company enter into certain contracts. Any of those factors may affect the Company's operations, financial condition, and operating results.

As the main provider of long-distance communications services in Russia, the Company is subject to regulation under the above-mentioned Law on Communications and under other Russian laws. Although the Company uses its best efforts to comply with applicable laws, decrees, and regulations, one can never be certain that future government audits will not reveal violations of those laws, decrees, and regulations and that the Company will be able to remedy such violations during the grace periods for meeting obligations set by government authorities, or that government audit findings will not lead to fines or even tougher sanctions, such as suspension or revocation of licenses and other permits. Such actions may increase the Company's expenditures and negatively affect its operations and financial performance.

The Company's operations are subject to licenses and permits issued by the government. All the telecommunications activities of the Company and about all of the telecommunications equipment it uses are subject to licensing and certification. The uncertainty of government regulation concerning the Company's license holding and extension thereof and telecommunications equipment certification may lead to situations where the Company may find it difficult or impossible to maintain or extend its licenses or to import and use such equipment.

Influence of the State has its effect on the sector's investor appeal: in particular, state agencies and other budget-financed organizations, which cannot be disconnected from the telephone network, account for a large part of receivables owed to the conventional operators. Also, wire telephony operators should take the following factor into account in their operations: the companies of Svyazinvest and OJSC Rostelecom continue to bear the main burden of social responsibility.

Competition on the communications market

Today, in addition to the conventional operators, independent common carriers also are operating on the Russian market. These are normally established by national corporations, which conduct their operations on the entire territory of Russia. Today the following corporations have their own networks: the Railroads Ministry (TransTeleCom acting as the network operator), RAO UES of Russia (Enifcom holding company acting as the network operator), RAO Gazprom (Gazcom acting as the network operator), and Transneft.

Departmental operators have been able to ensure normal intracorporate information and communication traffic handling through the use of the departments' own fiber optic trunk lines. In some regions operators provide communications services to local residents and legal entities and seek to get the right to provide international and long-distance communications services. In this connection, analysts view corporate communications networks as a potential basis for installing local and long-distance communications networks and regard such common carriers as potential competitors of the conventional operators and OJSC Rostelecom (in this case, Rostelecom may become just another trunk line owner). However, none of the departmental operators have primary communication networks so far.

Another category of participants in the telecommunications market includes the so-called alternative operators, which build corporate networks and provide comprehensive communications services to large clients (business centers, hotels, banks, etc.). Russia's largest alternative communications operators are LLC Sovintel (Golden Telecom Inc.), Comstar-United Telesystems, MTU-Inform, PeterStar, Equant, Metrocom and St. Petersburg International.

Most alternative operators use public telephone networks of the conventional operators. However, some of them are building digital overlay networks to ensure direct communication between Russian users and their own international exchanges or the international exchanges of OJSC Rostelecom. These networks offer voice mail and high-speed data transmission services.

The business growth prospects of alternative operators can be linked both with the further development of digital overlay networks in regions and with the attraction of new corporate clients in the regions covered by their networks. The stage-by-stage demonopolization of the Russian telecommunications market announced by Russian authorities will hardly shake the monopoly positions of Svyazinvest subsidiaries on the conventional communications market in the near future: the operating local, long-distance and international communications networks are an indisputable competitive advantage of telecommunications operators. Considering the size of the territory of Russia, the low density of the population, the severe climate conditions and, naturally, the large amount of time and finances required for network deployment, only few competitors are ready to build their own local and long-distance telephone networks.

New telecommunications services. The Internet

Expanding the range of value-added services is one of the instruments to keep one's market positions in the conditions of increasing competition. As telecommunications networks are digitized, regional operators and the Company will be able to compete more actively with alternative common carriers in providing intelligent platform services, telematics services, IP-telephony, digital and cable television, and other services. Apart from that, new value-added services make it real to increase the revenues from the operational telephone networks: the prices of such services are outside the sphere of the operation of natural monopolies and, therefore, are not regulated by the state. Consequently, the prospects for business development and the ability to keep stable market positions largely depend on the technical and innovation policy of the conventional operators' managers.

Development of communication networks

Russia's telecommunications networks have three levels:

- the primary level involving telephone communication within the boundaries of a populated locality (local network);

- the intrazonal level involving a telecommunications network linking primary networks within the boundaries of a region;

- the trunk-line level involving a telecommunications network providing intrazonal and international switching.

New types of services, mainly the use of telephone lines to connect to the Internet, increase significantly the load on the telephone line and worsen the operation of outdated equipment. Today, actually all telecommunications operators are confronted with the need to develop and modernize (digitize) the telephone network, restructure its topology and replace physically and functionally obsolete equipment at lengthy segments of regional networks. However, modernization will require several years because communication companies face restricted solvency demand and a shortage of own investment resources.

The rapid growth rates in the sector in the first half of the 1990s were largely linked with an inflow of considerable borrowed funds, mostly commodity loans in the form of the delivery of telecommunications equipment. After the 1998 financial crisis, some telecommunications companies were forced to put on hold the programs of their network development. In this connection, the use of the existing capacities of telephone exchanges became especially important.

The efforts to develop telephone networks are inseparably linked with the development of the primary network, changes in the topology of local public telephone systems, their digitization and the introduction of new technology, such as ATM and SDH (synchronous digital hierarchy). Modernization will make it possible to cut considerably operating costs and capital construction expenses, and also raise significantly the quality and range of services. Thus, for a long time, most regional telephone networks developed according to the principle of fragmentation into million zones and nodal districts (from 10,000 to 100,000 telephone numbers) connected in accordance with the "each-to-each" principle through the special nodes of incoming and outgoing messages. The modern topology of telephone networks involves the creation of a transit-transport fiber optic loop network and the adjacent smaller loops. This principle makes it possible to increase the degree of capacity utilization, make the network more reliable and the build-up of its capacity cheaper.

Many operators have started building modern digital networks based on DWDM and SDH that will be subsequently looped together. These loops will link the regions' administrative districts, and remote areas will be connected to digital radio channels. The relatively new and small telephone networks feature the highest level of digitization.

In remote regions of Russia where it is inefficient to lay ground communication lines, the Company is commissioning digital microwave channels and a satellite communication system to get its own digital satellite communications channels and launch the provision of ancillary services. The development of this type of communication will help the Company to provide high quality services to the regions that are currently served by troposphere analog communication lines.



V. Members Of The Issuer's Management Bodies, Its Financial And Business Operations Auditing Bodies, And Brief Information About The Issuer's Officers (Employees)

5.1 The Organization And Authority Of The Issuer's Management Bodies

The Issuer's management bodies are: the General Meeting of Shareholders, the Board of Directors, the General Director and the Management Board.

Under the Company's Charter, the following issues are within the competence of the General Meeting of Shareholders:

1. The introduction of amendments and additions to the Charter with the exception of cases stipulated in Article 4.3 thereof, or the approval of a restated version of the Charter, which is adopted by no less than three quarters of the votes of shareholders holding the voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Article 31.3 of the Charter;

2. The Company's reorganization, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

3. The Company's liquidation, the appointment of the liquidation commission, the approval of the interim and final liquidation balance sheets, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

4. The election of members of the Board of Directors, the decision on which is adopted by cumulative voting. Early termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

5. Determination of the amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by no less than three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

6. Decrease of the charter capital of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

7. The election of members to the Auditing Commission and the early termination of their powers, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

8. The approval of the external auditor of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

9. The approval of the annual reports of the Company; annual accounting statements, including the profit and loss account statements of the Company; distribution of profit, including the payment (declaration) of dividends, the approval of the amount and form of dividends payable in each category and class of shares and the payment timeline, the approval of losses based on the results of a financial year, the decisions on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

10. The approval of the Regulations on the Board of Directors, the Regulations on the Auditing Commission, the Regulations on the General Director, the Regulations on the Management Board, the Regulations on the General Meeting of Shareholders, and also amendments and additions to such Regulations, the decisions on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

11. Determination of the procedure for holding a general meeting of shareholders by way of approval of the Regulations on the General Meeting of Shareholders and amendments and additions to such Regulations, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

12. The increase of the charter capital of the Company through the increase of the nominal value of shares, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

13. The increase in the charter capital of the Company through the placement of additional shares by public offering in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

14. The increase in the charter capital of the Company through the placement of additional shares by private offering; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

15. The placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other issue securities) are placed by private or public offering provided that, in the event of public offering, bonds convertible into the Company's shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed shares; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

16. Splitting and consolidation of the Company's shares, the decision on which shall be taken by a majority of the shareholders holding the Company's voting shares and participating in the meeting;

17. The approval of transactions in cases and according to the procedure stipulated in Article 32 of the Charter;

18. The approval of major transactions in cases and according to the procedure stipulated in Article 31 of the Charter;

19. The decision on the payment (declaration) of annual dividends, the approval of the amount, form, date and procedure of dividend payment for each category and class of shares, which is adopted upon the approval of the distribution of the Company's profit and losses based on the results of the financial year;

20. The decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Federal Law on Joint Stock Companies, which shall be adopted by a majority of three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

21. The decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

22. The decision on the matters, on which members of the Board of Directors have failed to vote unanimously, as required by the Charter or the federal laws of the Russian Federation in order to adopt such decision;

23. The decision on reimbursement, for the Company's account, of expenses involved in the preparation and holding of an extraordinary general meeting of shareholders in the event that, in violation of the requirements of Russian Federation effective law, the Board of Directors has failed to adopt the decision on convening the extraordinary general meeting of shareholders and such meeting has been convened by other persons, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

24. The formation of the Counting Commission of the general meeting of shareholders, if the number of shareholders of the Company is less than 500 (five hundred), the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

25. Decisions on other matters referred to the competence of the general meeting of shareholders by the Charter.

26. The general meeting of shareholders shall be entitled to adopt decisions on the matters stipulated in Articles 14.2.2, 14.2.10, 14.2.12, 14.2.13,
     14.2.14,  14.2.15,  14.2.16,  14.2.17,  14.2.18, 14.2.19, 14.2.20, 14.2.21,
     14.2.22 and 14.2.23, if proposed by the Board of Directors alone.

The general meeting of shareholders shall also be competent to decide on other matters referred to the competence of the general meeting of shareholders by federal laws.

The general meeting of shareholders may not consider and adopt decisions on the issues that are not referred to its competence by the Charter.

The general meeting of shareholders may not adopt decisions on the issues not included in the meeting's agenda or change the agenda.



The powers of the Board of Directors under the Company's Charter:

The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except for issues referred by the Charter to the competence of the general meeting of shareholders.

The following issues shall be within the competence of the Board of Directors:

1.   Defining the priority  aspects of the Company's  activities,  including the
     approval  of  the  Company's   budgets,   business  plans  and  development
     strategies and programs;

2. Convening the annual and extraordinary general meetings of shareholders, except for the instances specified in Article 55 (8) of the Federal Law on Joint Stock Companies;

3.   Approving the agenda of the general meeting of shareholders;

4. Setting the date for the preparation of the list of persons entitled to take part in the general meeting of shareholders and other issues referred to the competence of the Company's Board of Directors in compliance with federal laws and the Charter and relating to the preparation and conduct of the general meeting of shareholders;

5. Submitting the issues envisaged in Article 14.3 of the Charter to the general meeting of shareholders for decision;

6. Increasing the Company's charter capital by placing additional shares within the number and categories of stated shares, as determined by the Charter;

7. Determining the market value of property envisaged by of the Russian Federation effective law and the Charter;

8. Taking a decision pertaining to the acquisition of shares, bonds and other securities placed by the Company;

9. Determining the number of members of the Management Board of the Company, and appointing and early terminating the powers of its members, as proposed by the General Director;

10. Issuing recommendations for the amount of the remuneration and compensation payable to the members of the Auditing Commission and determining the auditors' fee;

11. Issuing recommendations for the amount of dividends on the shares of each category and class and the procedure for their payment;

12. Taking a decision regarding the use of the reserve and other funds of the Company;

13. Approving the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with Russian Federation legislation, the Charter and the Regulations on the Board of Directors, except for the documents, the approval of which is referred to the competence of the general meeting of shareholders;

14. Establishing and liquidating branches; establishing and closing of the Company's representative offices, the approval of the Model Regulations on the Company's Branch (Representative Office), and approving regulations on branches (representative offices) endorsed by the General Director and of amendments and additions thereto;

15. Taking decisions pertaining to the Company's participation (accession as a member, termination of participation or the change of a participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided for under Article 14.2.21 of the Charter;

16. Taking decisions pertaining to the approval of major transactions in the case envisaged in Article 31 of the Charter;

17. Taking decisions on the approval of the transactions envisaged in Article 32 of the Charter;

18. Appointment of the General Director of the Company and early termination of his powers;

19. Determining the composition, scope and procedure for the protection of information constituting a commercial secret;

20. Approving decisions to issue securities, offering prospectuses and reports on the results of the issuance of the Company's securities, quarterly reports of the securities issuer, reports on the results of the acquisition of the Company's shares for the purposes of their redemption, the introduction of amendments and additions to them;

21. Approving the registrar and the terms of the agreement for maintaining the register of the Company's shareholders, and also taking decision on the termination of such an agreement with the registrar;

22. Taking decisions on indemnifying Company's officers, including members of the Board of Directors, for the losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company's representatives, as a result of claims, complaints, demands or civil liability sanctions made or imposed against them, including by the state and municipal agencies;

23. Taking decisions on the conclusion of insurance agreements to cover the liability of the Company's officers, including the members of the Board of Directors, for damage inflicted on third parties by the Company's officers in the course of performance of their official duties and/or exercise of the powers of the Company's representatives;

24. Considering the reports of the Auditing Commission and of the external auditors of the Company;

25. Approving the terms of the agreements concluded with the General Director and members of the Management Board;

26. Considering the matters relating to the remuneration of the General Director for the financial and business results pursuant to the terms of the agreement with the General Director of the Company;

27. Terminating the agreement with the General Director in the event of the early termination of his/her powers;

28. Taking decisions on offering bonds and other securities of the Company if under the terms of the placement of such bonds and other issued securities they are not convertible into the Company's shares;

29. Taking a decision on the placement by the Company of bonds convertible into shares and of other issued securities convertible into shares if such bonds (other issued securities) are placed by public offering and may be converted into the Company's ordinary shares amounting to 25 and less percent of the Company's previously placed ordinary shares;

30. Taking a decision on the introduction of amendments and additions into the Charter involved in the establishment and liquidation of branches, the establishment and closure of the representative offices of the Company based on the results of the placement of the Company's shares in case provided for by the Charter;

31. Electing (re-electing) the Chairman and deputy Chairman of the Board of Directors;

32. Appointing the Secretary of the Board of Directors and determining the amount of his/her remuneration;

33. Increasing the charter capital of the Company by placing additional shares by public offering within the number of stated shares, if the number of additionally placed shares is 25 (twenty-five) and less percent of the ordinary shares previously placed by the Company;

34. Defining the procedure for interacting with the organizations, in which the Company participates, including adopting decisions on issues which fall within the competence of the general meeting of subsidiaries' participants (the highest management bodies of organizations having other legal or organizational forms), in which the Company is the sole participant;

35. Approving the combination of jobs by the person performing the functions of the Company's sole executive body, the members of the Company's Management Board in the management bodies of other organizations;

36. Issuing authorization to the person performing the functions of the Company's sole executive body to combine it with a paid position in other organizations;

37. Establishing standing and interim committees of the Board of Directors (designed to solve specific issues) and approving regulations on them;

38. Approving an internal document on the disclosure of information on the Company;

39. Determining the aggregate size of quarterly remuneration for the members of the Management Board in compliance with the Regulations on the Management Board;

40. Approving the Regulations on the Company's structural unit performing the functions of internal control, approving candidates for the post of its head, and considering other matters, the decisions on which shall be adopted by the Board of Directors in compliance with the Regulations on the said unit;

41.  Maintaining control over the application of internal control procedures;

42. Approving the terms of a labor contract (additional agreements) to be concluded with the head of the Company's structural unit performing the functions of internal control;

43. Deciding on other matters referred by the Charter and the Federal Law on Joint Stock Companies to the competence of the Board of Directors.

The Rostelecom's current activities are managed by the Sole executive body of Company (the General Director) and the Collective executive body (the Management Board).

The competence of the Company's executive bodies shall include overall management of Rostelecom's activities except issues referred by the Charter to the competence of the General meeting of shareholders and the Board of Directors.

The powers of the General Director under the Company's Charter

The  General  Director  acting  without  a power of  attorney  on  behalf of the
Company:

1.   represents the Company in the Russian Federation and abroad;

2 presides over the general meeting of shareholders in accordance with the Regulations on the General Meeting of Shareholders unless the Board of Directors nominates another person;

3. ensures the implementation of resolutions of the general meetings of shareholders and of the Board of Directors;

4. supervises the General Directorate of the Company, approves the Regulations on the General Directorate (the central apparatus of corporate management of the Company), and determines the structure and membership of the General Directorate of the Company, the amounts, procedure and forms of remuneration on the basis of the internal document, approved by the Management Board and regulating the general provisions of labor motivation;

5. exercises overall supervision of activities of the Company's branches and approves the regulations on branches, and also amendments and additions thereto in accordance with the Model Regulations on the Branch (Representative Office) of the Company subject to approval by the Board of Directors of the Company;

6. takes on, transfers and dismisses the Company's personnel, including the directors and employees of branches, exercises other rights and duties of the Company as the employer in labor relations in accordance with the procedure stipulated by effective legislation and the Charter;

7. approves and endorses the Company's internal regulations, except for those to be approved, in accordance with Articles 14.2.11 and 23.3.13 of the Company's Charter, by the general meeting of shareholders and the Board of Directors;

8. issues orders, directives and instructions that are binding on all the Company's employees;

9. approves the list of posts of the Company's employees, including the branches of the Company, the powers for the appointment to (dismissal from) which are not assigned by the General Director to other persons;

10. performs any transactions on behalf of the Company within the limits established by the Federal Law on Joint Stock Companies and the Charter;

11.  possesses the right of first signature with respect to financial documents;

12. issues powers of attorney on behalf of the Company, including with the right of sub-delegation;

13.  opens Company's accounts with banks;

14. arranges for the compilation of a list of information that can be considered commercial secret; issues orders and instructions on compliance with the requirements to protect such commercial secret;

15. exercises other powers in accordance with effective legislation and the Company's Charter.


The following issues of day-to-day business fall within the competence of the Management Board under the Company's Charter:

1.   Determining the Company's technical, financial, economic and tariff policy;

2. Working out proposals on the Company's main lines of business, including draft budgets, business plans, development strategies and programs of the Company;

3.   Ensuring control over the Company's finances and business;

4.   Determining the Company's personnel and social policy;

5. Preparing materials and draft resolutions on matters to be considered by the general meeting of shareholders and the Board of Directors, including preparing proposals to effect transactions on the Company's participation in other organizations which are subject to the approval of the general meeting of shareholders and the Board of Directors of the Company, etc.;

6. Ensuring organizational and technical support for the operations of the Company's bodies;

7. Approving internal regulations governing matters within the competence of the Management Board of the Company, except for internal regulations to be approved by the general meeting of shareholders and the Board of Directors;

8. Analyzing the performance of the Company's structural units, branches and other separate divisions and issuing mandatory instructions to improve their performance;

9.   Discussing  organizational  matters relating to the Company's  branches and
     representative   offices  and  other  matters,   in  compliance   with  the
     Regulations on the Management Board;

10.  Determining the methodology of planning and budgeting in the Company;

11.  Formulating the Company's security policy;

12. Approving the internal document regulating the general provisions of labor motivation, and also considering and adopting decisions on the conclusion of collective contracts and agreements;

13.  Formulating  the  accounting  policy,  control  of the  improvement  of the methodology of bookkeeping and managerial accounting, and also of the introduction of the Company's reporting standards complying with international accounting principles;

14. Establishing standing or interim committees under the Management Board which are not the Company's independent bodies (to solve the specific issues of preparing the Board's decisions); approving the Regulations on them;

15. Determining the size of personal quarterly remuneration for each member of the Management Board as proposed by the Chairman of the Board;

16.  Approving internal control procedures.

The Management Board of the Company may also decide on other matters pertaining to the management of the Company's current operations on the instructions of the Board of Directors or as proposed by the General Director of the Company, except for decisions pertaining to matters referred to the competence of the general meeting of shareholders and the Board of Directors of the Company.

Information on amendments to the Charter and other regulations of the Company during the reported quarter

No amendments to the Charter and/or other internal regulations of the Company were made during the fiscal quarter:

The Charter and other internal documents of the Company are available by the link www.rt.ru/icenter.

On April 28, 2004 Rostelecom Board of Directors adopted the Corporate Governance Code.

5.2  Members Of The Issuer's Management Bodies

As of September 30, 2004, the Board of Directors of the Company comprised:

         Valery Nikolaievich Yashin

         Year of birth: 1941
         Education: higher

         Positions for the last 5 years:

         Period: 1999 - 2000
         Company: OJSC St. Petersburg MMT
         Position: the member of Supervisory Board

         Period: 1999 - 2002
         Company: OJSC Peterburgskaya Telefonnaya Set'
         (OJSC North-West Telecom since 2001)
         Position: member of Board of Directors

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: General director, Chairman of Management Board

         Period: 1999 - present
         Company: NP Fund Telecom-Union
         Position: Chairman of Council

         Period: 1999 - present
         Company: CJSC Sankt-Peterburgskiye Taksofony
         (St. Petersburg Payphones), OJSC Telecominvest
         Position: Chairman of Board of Directors

         Period: 2000 - 2003
         Company: CJSC MobiTel
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC MGTS
         Position: member of Board of Directors

         Period: 2000 - present
         Company: OJSC Rostelecom, OJSC Tsentralnaya Telekommunikatsionnaya Kompaniya (OJSC Central Telecommunications Company)
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Moscow Region
         Position: Chairman of Board of Directors

         Period: 2001 - present
         Company: OJSC Tsentralnaya Telekommunikatsionnaya Kompaniya (OJSC Central Telecommunications Company)
         Position: Chairman of Board of Directors

         Period: 2000 - 2002
         Company: OJSC Svyazinvest-Media
         Position: Chairman of Board of Directors

         Period: 2001 - 2004
         Company: OJSC RTComm.RU
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Orel Region
         Position: Chairman of Board of Directors

         Period: 2001 - 2003
         Company: NP Fund Rostelecom-Garantia
         Position: Chairman of Council

         Period: 2001 - present
         Company: OJSC Natsionalnaya Taksofonnaya Set
         (National Payphone Network)
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: Russian Fund for the History of Telecommunications
         Position: member of Management Board

         Period: 2003 - present
         Company: CJSC Football club ZENIT
         Position: Chairman of Board of Directors

         Period: 2004 - present
         Company: Closed joint stock Insurance company Medexpress
         Position: the member of Supervisory Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Stanislav Petrosovich Avdiyants

         Year of birth: 1946
         Education: higher

         Positions for the last 5 years:

         Period: 1999 - 2000
         Company: OJSC Svyazinvest
         Position: Deputy Head of the Economic Forecasting and Aggregate Planning Department

         Period: 2000 - present
         Company: OJSC Svyazinvest
         Position: Executive Director - Head of Economic and Tariff policies Department

         Period: 1998 - 2000
         Company: OJSC Yekaterinburgskaya Telefonnaya Set
         (OJSC Yekaterinburg Telephone Network)
         Position: member of Board of Directors

         Period: 1999 - 2001
         Company: OJSC Svyazinform of Chuvash republic
         Position: member of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Electrosvyaz of Kostroma Region
         Position: member of Board of Directors

         Period: 2000 - 2002
         Company: OJSC Electrosvyaz of Kostroma Region)
         Position: Chairman of Board of Directors

         Period: 2000, 2001 - 2002, 2003 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2001 - 2003
         Company: OJSC Kostromskaya GTS (Kostroma GTS)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Magadansvyazinform
         Position: Chairman of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Tsentralny Telegraf (Central Telegraph)
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Tsentralnaya Telekommunikatsionnaya Kompaniya (OJSC Central Telecommunications Company), OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya (South Telecommunications Company)
         Position: member of Board of Directors

         Stockholdings in the Company: 0.00081%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Vadim Yevgenievich Belov

         Year of birth: 1958
         Education: higher

         Positions for the last 5 years:

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director, member of Management Board

         Period: 1999 - 2000
         Company: OJSC Kirovelectrosvyaz
         Position: Chairman of Supervisory Board

         Period: 1999 - 2000
         Company: OJSC Volgogradelektrosvyaz, OJSC Electrosvyaz of Moscow Region
         Position: Chairman of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Electrosvyaz of Stavropol Region
         Position: member of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Electrosvyaz of Primorskiy Region
         Position: member of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Kubanelectrosvyaz
         Position: Chairman of Board of Directors

         Period: 1999 - 2001
         Company: OJSC Uralsvyzinform
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Uralsvyzinform
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Uralsvyzinform
         Position: Chairman of Board of Directors

         Period: 2000 - 2001
         Company: OJSC Electrosvyaz of Moscow Region
         Position: member of Board of Directors

         Period: 2000 - 2002
         Company: OJSC Volgogradelectrosvyaz
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz NSO
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Elektrosvyaz of Rostov Region, OJSC Uraltelecom
         Position: Chairman of Board of Directors

         Period: 2001 - 2003
         Company: NPF Rostelecom-Garantiya (Rostelecom-Guarantee)
         Position: member of Council

         Period: 2002 - 2002
         Company: OJSC Chelyabinskinform
         Position: member of Board of Directors

         Period: 2002 - 2003
         Company: CJSC RTC-Invest
         Position: Chairman of Board of Directors

         Period: 2002 - 2003
         Company: NPF Telecom-Soyuz
         Position: member of Council

         Period: 2002 - 2003
         Company: OJSC RTC-Leasing
         Position: member of Board of Directors

         Period: 2001 - present
         Company: OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya
         (Southern Telecommunications Company)
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2001 - present
         Company: OJSC Tsentralnaya Telekommunikatsionnaya Kompaniya (OJSC Central Telecommunications Company)
         Position: member of Board of Directors

         Period: 2002 - 2004
         Company: OJSC Tsentralny Telegraf (Central Telegraph)
         Position: member of Board of Directors

         Period: 2002 - 2004
         Company: OJSC North-West Telecom
         Position: member of Board of Directors

         Period: 2002 - present
         Company: NPP Center for Research into Problems of the Development of Telecommunications
         Position: Chairman of Council

         Period: 2004 - present
         Company: OJSC Tsentralny Telegraf (Central Telegraph)
         Position: Chairman of Board of Directors

         Period: 2004 - present
         Company: OJSC RTComm.Ru
         Position: Chairman of Board of Directors
         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

         Valery Victorovich Degtyarev

         Year of birth: 1957
         Education: higher

         Positions for the last 5 years:

         Period: 1995 - 2000
         Company: Metrocom Company
         Position: Head of Marketing and Development

         Period: 2000-2000
         Company: CJSC Komkor-TV
         Position: First Deputy of General Director

         Period: 2000-2001
         Company: LLC DTS
         Position: Deputy General Director

         Period: 2001-2001
         Company: CJSC Company TransTelecom
         Position: Advisor to the President
         Period: 2001- present
         Company: CJSC Professional Telecommunications
         Position: General Director, member of the Board of Directors

         Period: 2004- present
         Company: CJSC Radiotel, OJSC Rostelecom, OJSC Dalsvyaz'
         Position: member of the Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Dmitry Yevgenievich Yerokhin.

         Year of birth: 1950
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2001
         Company: OJSC Rostelecom
         Position: Deputy General Director - Head of TCMS -9

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: First Deputy General Director, member of Management Board

         Period: 2002 - present
         Company: CJSC Globalstar - Space Telecommunications, OJSC IC Costars
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: OJSC MMTS-9, OJSC MTs NTT
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: General Director, Chairman of Management Board

         Period: 2004 - present
         Company: NP Center for Research into Problems of the Development of Telecommunications
         Position: member of Board of Directors

         Stockholdings in the Company: 0.00037%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Stanislav Nikolaievich Panchenko

         Year of birth: 1945
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director

         Period: 1998 - present
         Company: OJSC Svyazinvest
         Position: member of Management Board

         Period: 1999 - 2000
         Company: OJSC Sankt-Peterburgsky Telegraf (St. Petersburg's Telegraph)
         Position: member of Management Board

         Period: 1999 - 2000
         Company: OJSC Moscow MMT
         Position: member of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Saint-Petersburg MMT
         Position: member of Supervisory Board

         Period: 1999 - 2001
         Company: OJSC Peterburgskaya Telefonnaya Set
         (St. Petersburg Phone Network)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Vladimir Region
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Nizhegorodsvyazinform
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Lipetskelektrosvyaz
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Stavropol Region
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Rostov Region
         Position: member of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Voronezhsvyazinform
         Position: Chairman of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Electrosvyaz of Vladimir Region
         Position: Chairman of Board of Directors

         Period: 1999 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 1999 - present
         Company: OJSC Lensvyaz
         Position: Chairman of Board of Directors

         Period: 2001 - present
         Company: OJSC Dagsvyazinform
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya
         (OJSC South Telecommunications Company)
         Position: member of Board of Directors

         Period: 2004 - present
         Company: OJSC Uralsvyazinform
         Position: member of Board of Directors

         Period: 2004 - present
         Company: OJSC North-West Telecom
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Viktor Abramovich Polishchuk

         Year of birth: 1938
         Education: higher

         Positions for the last 5 years:

         Period: 1992 - present
         Company: OJSC Rossiiskaya telekommunikatsionnaya set
         (Russian Telecommunications Network)
         Position: President, Chairman of Board of Directors

         Period: 1998 - 2000
         Company: OJSC Moscow MMT, OJSC ENIFCOM
         Position: member of Board of Directors

         Period: 1998 - 2001
         Company: OJSC RUSNET LABS
         Position: Chairman of Board of Directors

         Period: 2002 - 2004
         Company: CJSC CenterTelecomService of Moscow Region
         Position: member of Board of Directors

         Period: 1998 - present
         Company: OJSC Aerocom
         Position: member of Board of Directors

         Period: 2000 - present
         Company: LLC ENIKS-N
         Position: General Director

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2002 - present
         Company: CJSC Trillprom
         Position: General Director

         Period: 2002 - present
         Company: CJSC Na Ilyinke
         Position: member of Board of Directors

         Period: 2003 - present
         Company: LLC Office Group
         Position: General Director

         Period: 2003 - present
         Company: LLC Belyaevo-center
         Position: General Director

         Period: 2003 - present
         Company: OJSC Scientific Research Center of computer complexes after M.A. Kartsev
         Position: member of Board of Directors

         Period: 2004 - present
         Company: LLC Next Media Group
         Position: Chairman of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Irina Mikhailovna Ragozina

         Year of birth: 1950
         Education: higher

         Positions for the last 5 years:

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: Director of the Corporate Governance Department

         Period: 1999 - 2001
         Company: OJSC Peterburgskaya Telefonnaya Set'
         Position: member of Board of Directors

         Period: 2001 - present
         Company: OJSC North-West Telecom
         Position: member of Board of Directors

         Period: 1999 - 2001
         Company: OJSC Kamchatsvyazinform
         Position: member of Board of Directors

         Period: 1999 - 2002
         Company: OJSC Chelyabinsksvyazinform
         Position: Chairman of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Lensvyaz
         Position: member of Board of Directors

         Period: 2000 - present
         Company: OJSC MGTS
         Position: member of Board of Directors

         Period: 2000 - 2000
         Company: OJSC Saint-Petersburg MMT
         Position: member of Supervisory Board

         Period: 2001 - 2002
         Company: OJSC Kamchatsvyazinform
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Kurgan Reigion
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Mikhail Viktorovich Slipenchuk

         Year of birth: 1965
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - present
         Company: LLC Investitsionnaya Finansovaya Kompaniya Metropol (LLC Metropol Investment Financial Company)
         Position: General Director, member of Board of Directors

         Period: 2000 - present
         Company: LLC Varna-95
         Position: General Director

         Period: 2002 - present
         Company: LLC Donskaya 13
         Position: General Director

         Period: 2004 - present
         Company: Interregional public organization Federation of Kiokushinkai Karate-Do
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Elektroistochnik
         Position: member of Board of Directors

         Period: 2002 - 2003
         Company: OJSC CB OBIBANK, NPP RTS Stock Exchange
         Position: member of Board of Directors

         Period: 2000 - present
         Company: MFB
         Position: member of Exchange Board

         Period: 2002 - present
         Company: OJSC Elektroistochnik
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: OJSC Rostelecom, OJSC Ulyanovskenergo
         Position: member of Board of Directors

         Period: 2004 - present
         Company: MOO West Center Oyama Kiokushinkai Karate-Do
         Position: member of Board of Directors

         Period: 2000 - present
         Company: Regional Public Organization Bambook, Society of Disabled People with Spinal Injuries and Diseases.
         Position: Member of Coordination Council

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Grigory Moiseevich Finger

         Year of birth: 1966
         Education: higher

         Positions for the last 5 years:

         Period: 1995 - present
         Company: the Moscow Representative Office, NCH Advisors, Inc
         Position: Executive Director

         Period: 1997 - 2003
         Company: OJSC Firm GUM
         Position: member of Board of Directors

         Period: 1997 - 2003
         Company: OJSC Firm GUM
         Position: member of Board of Directors

         Period: 1996 - present
         Company: OJSC Abrazivniy Zavod Ilyich
         Position: member of Board of Directors

         Period: 2003 - 2003
         Company: OJSC Aeroflot
         Position: member of Board of Directors

         Period: 1999 - 2004
         Company: OJSC Center Telegraph
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Polimerbyt
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Central Telecommunication Company
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Evgeny Valerievich Yurchenko

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1999 - 2001
         Company: CJSC Bank Menatep SPb
         Position: Branch Manager

         Period: 2001 - 2002
         Company: OJSC Bank Menatep SPb
         Position: Head of regional center, vice-president, member of Management Board

         Period: 2002 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director

         Period: 2003 - present
         Company: OJSC Svyazinvest
         Position: member of the Management Board

         Period: 2003 - present
         Company: OJSC VolgaTelecom
         Position: Chairman of Board of Directors

         Period: 2003 - 2004
         Company: OJSC SibirTelecom
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2003 - 2004
         Company: OJSC Giprosvyaz
         Position: member of Board of Directors

         Period: 2003 - 2004
         Company: OJSC Dalsvyaz
         Position: member of Board of Directors

         Period: 2003 - 2003
         Company: OJSC RTC-Leasing
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC RTComm.RU
         Position: member of Board of Directors

         Period: 2003 - 2004
         Company: OJSC RusLeasingSvyaz
         Position: member of Board of Directors

         Period: 2003 - 2004
         Company: OJSC RTC-Invest
         Position: Chairman of Board of Directors

         Period: 2003 - 2004
         Company: OJSC RTC-Invest
         Position: member of Board of Directors

         Period: 2003 - present
         Company: NPF Telecom-Soyuz
         Position: member of Council

         Period: 2003 - present
         Company: OJSC Interregional commercial bank of communications and information science development
         Position: member of Board of Directors

         Period: 2004 - present
         Company: OJSC SibirTelecom
         Position: Chairman of Board of Directors

         Period: 2004 - present
         Company: OJSC Dalsvyaz
         Position: Chairman of Board of Directors

         Period: 2004 - present
         Company: OJSC Center Telegraph
         Position: member of Board of Directors

         Period: 2004 - present
         Company: OJSC Central Telecommunication Company
         Position: member of Board of Directors

         Period: 2004 - present
         Company: CJSC Registrar-Svyaz'
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


As of September 30, 2004, the duties of General Director of the Company were fulfilled by Dmitry Yevgenievich Yerokhin (information given above).

As of September 30, 2004, the Management Board of the Company comprised:

         Dmitry Yevgenievich Yerokhin, Chairman of Management Board (information given above)

         Sergey Lvovich Akopov

         Year of birth: 1953
         Education: professional

         Positions for the last 5 years:

         Period: 2000 - 2001
         Company: CJSC PeterStar
         Position: Office-Manager

         Period: 2001 - 2003
         Company: CJSC Petersburg Transit Telecom
         Position: Administration Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Administration Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Andrei Alexeevich Gaiduk

         Year of birth: 1973
         Education: higher

         Positions for the last 5 years:
         Period: 1998 - 2001
         Company: CJSC North-West Telecom Bank
         Position: Head of Treasury - Deputy of Chairman of Management Board

         Period: 2001 - 2004
         Company: CJSC Russian Industrial Bank
         Position: Chairman of Management Board

         Period: 2004 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Finance Director, member of Management Board

         Period: 2003 - 2003
         Company: OJSC CB Svayz-bank
         Position: member of Board of Directors

         Period: 2002 - 2004
         Company: CJSC Registrator - Svyaz'
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Dmitry Mikhailovich Gurevich

         Year of birth: 1971
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2003
         Company: Saint-Petersburg branch CJSC Lucent  Technologies
         Position: Project Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Project Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Vadim Yurievich Izotov

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 2001
         Company: CJSC North-West GSM
         Position: Head of Group, Deputy General Director - Head of Group IT Department

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Advisor to General Director on IT, Deputy General Director - IT Director

         Period: 2002 - 2003
         Company: CJSC COMSET, CJSC Incom, ANO TsNIIS-RTC
         Position: member of Board of Directors

         Period: 2001 - present
         Company: CJSC ROSPAC
         Position: General Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Igor Alekseievich Kalugin

         Year of birth: 1964
         Education: higher

         Positions for the last 5 years:

         Period: 1999 - 2001
         Company: CJSC PeterStar
         Position: Finance Director

         Period: 2001 - 2003
         Company: CJSC Petersburg Transit Telecom
         Position: General Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: First Deputy General Director - Director of MMT branch

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Aleksandr Aleksandrovich Lutsky

         Year of birth: 1972
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2000
         Company: CJSC Saint-Petersburg Payphones
         Position: Finance Director

         Period: 2000 - 2001
         Company: CJSC Petersburg Transit Telecom
         Position: Finance Director

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Chief Accountant

         Period: 2002 - 2004
         Company: OJSC Moscow Cellular Communications
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Vladimir Konstantinovich Mironov

         Year of birth: 1956
         Education: higher

         Positions for the last 5 years:

         Period: 1983 - 2000
         Company: Military Service
         Position: Military

         Period: 2001 - 2002
         Company: CJSC PeterStar
         Position: Head of Security Department

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director on Personnel and Security

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Georgy Alekseevich Romsky

         Year of birth: 1956
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 2000
         Company: OJSC St. Petersburg MMT
         Position: Technical Director

         Period: 2000 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director, member of Management Board

         Period: 2001 - 2002
         Company: OJSC Center Telegraph
         Position: Deputy General Director, member of Management Board

         Period: 2001 - present
         Company: OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya
         (OJSC South Telecommunications Company)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC MGTS
         Position: member of Board of Directors

         Period: 2001 - present
         Company: OJSC Giprosvyaz
         Position: member of Board of Directors

         Period: 2001 - 2001
         Company: OJSC UralTelecom of Sverdlov Region
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz of Kaliningrad Region
         Position: member of Board of Directors

         Period: 2002 - present
         Company: CJSC Globus-Telecom
         Position: member of Board of Directors

         Period: 2002 - 2003
         Company: OJSC SibirTelecom
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: OJSC SibirTelecom
         Position: member of Board of Directors

         Period: 2002 - 2003
         Company: OJSC MobiTel
         Position: member of Board of Directors

         Period: 2002 - 2003
         Company: OJSC MobiTel
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: OJSC VolgaTelecom
         Position: member of Board of Directors

         Period: 2004 - present
         Company: OJSC Natsionalnaya Taksofonnaya Set
         (National Payphone Network)
         Position: member of Board of Directors

         Period: 2004 - present
         Company: OJSC Rostelecom
         Position: member of Management Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

         Galina Vasilievna Rysakova

         Year of birth: 1967
         Education: higher

         Positions for the last 5 years:

         Period: 1989 - 2001
         Company: OJSC International Airport Sheremetievo
         Position: Head of HR Department

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: Head of HR Department

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - HR Director, member of Management Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Dmitry Vyacheslavovich Sigalov

         Year of birth: 1973
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 2002
         Company: OJSC Telecominvest
         Position: Head of Legal Department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director on Legal Issues, member of Management Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Vladimir Vladimirovich Terekhov

         Year of birth: 1958
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2001
         Company: CJSC PeterStar
         Position: Engineer, Manager, Senior Manager, Deputy Technical Director on Development and Re-engineering

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: Deputy General Director - Technical Director

         Period: 2001 - Present
         Company: OJSC "Rostelecom"
         Position: member of Management Board

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: First Deputy General Director, member of Management Board

         Period: 2003 - 2004
         Company: OJSC COMSET
         Position: First Deputy General Director, member of Management Board

         Period: 2004 - present
         Company: CJSC Rustel
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Gioulnara Shamilievna Khasianova

         Year of birth: 1970
         Education: higher

         Positions for the last 5 years:

         Period: 1992 - 1999
         Company: OJSC Rostelecom, MMTS-10 branch
         Position: Head of Business Development Department

         Period: 2000 - 2002
         Company: OJSC Rostelecom, MMT branch
         Position: Head of Business Development Department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Commercial Director, member of Management Board

         Period: 2003 - 2003
         Company: OJSC Westelcom
         Position: member of Board of Directors

         Period: 2003 - 2004
         Company: CJSC COMSET
         Position: member of Board of Directors

         Period: 2003 - present
         Company: CJSC MTs NTT
         Position: member of Management Board

         Stockholdings in the Company: 0.00025%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

5.3 Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer

The amount of all types of remuneration (including salaries, bonuses, commission charges, benefits and/or compensation of expenses, and also other material allowances) paid by the Company in 2003 is:

-    27,050,273.38 rubles to members of the Board of Directors;

-    50,943,426.78 rubles to members of the Management Board;

The amount of remuneration paid to S.I. Kuznetsov who acted at the same time as a member of Board of Directors and Management Board in 2003 is given hereinabove in the item regarding the information on the Company's Board of Directors remuneration.

No material agreements were signed on these payments in current fiscal year.

5.4 Organization and Authority of the Auditing Bodies of the Issuer's Financial and Business Operations

As of September 30, 2004, an audit commission and an internal audit unit have operated within the Company, and an auditor has been appointed, in accordance with the Articles of Association of the Company and for the purpose of auditing its financial and business operations.

The Audit Commission was elected at the annual general meeting (AGM) of shareholders on June 26, 2004 to consist of three members. In accordance with the Company's Articles of Association, the Audit Commission's authority includes:

-    verifying the data contained in reports and other documents of the Company;

- revealing violations of the procedure established by the legal acts of the Russian Federation for financial accounting and reporting;

- verifying compliance with the legal standards for tax assessment and payment of taxes;

- revealing violations of the legal acts of the Russian Federation regulating the financial and business operations of the Company;

- assessing the cost-effectiveness of the financial and business operations of the Company.

The Internal Audit Unit was set up in the Company in 2002 as part of the Corporate Audit Division of the Financial Directorate under the Deputy General Director - Finance Director, and, as of September 30, 2004, had four members. The Division's Head is in charge of the Internal Audit Unit.

The Regulations on the Internal Audit Unit set out its main functions as follows:

- organizing and holding audits, checks, official investigations with regard to the core financial and business operations of the Company;

- verifying the performance efficiency of the Company's units in fulfilling their roles and functions, and their compliance with financial discipline in implementing the decisions of the Company's management bodies;

- monitoring compliance by the Company's units with the rules and procedures established within the Company, analyzing the effectiveness of the rules and procedures, and elaborating recommendations for improvement thereof;

- analyzing the results of audits and checks of the Company conducted by outside auditors (independent auditor), and monitoring the development and implementation of remedial and preventive action plans;

- holding expert reviews of problem issues in the financial and business operations of the Company;

- considering and agreeing, on instructions from the Company's management, draft contracts, checking on the need for and feasibility of concluding them, and the compliance of contractual terms and conditions with the bylaws and interests of the Company;

- considering and agreeing, on instructions from of the Company's management, draft minutes of meetings of the Management Board, Board of Directors, and general meetings of the shareholders of the Company;

- revealing material violations and internal problems exerting or capable of exerting a detrimental impact on the functioning of the Company, analyzing the reasons for the appearance of material violations and internal problems, and assessing their impact on the financial and business operations of the Company.

Information on the Company's Auditor is given in item 1.3 The Issuer's the auditor (auditors).

As of the last date of the fiscal quarter no internal regulations on insider trading were adopted by the Company.

On April 28, 2004, in accordance with the Declaration of Corporate Governance Principles approved on April 11, 2002, the Board of Directors of the Company adopted the Code of Ethics.

The Code of Ethics was worked out according to the requirements and recommendations of the NYSE, The U. S. Securities and Exchange Commission (SEC), as well as recommendations of the Federal Commission for Securities Market
(FCSM) of Russia stipulated in the Code of Corporate Conduct and obligatory for all the companies listed on the largest Russian stock exchanges.

The adoption of the Code of Ethics was aimed at further improvement of the Company's corporate governance practices that regulate matters related to conflicts of interests, abuse of official power and use of insider information, as well as information disclosure procedures.


5.5  Members  of  the  Bodies  Auditing  the  Issuer's  Financial  and  Business
     Operations

The Audit Commission of the Company is made up of:

- I.V. Prokofieva - Deputy Director of the Department for Internal Audit and Economic Analysis, OJSC Svyazinvest;

-    K.V. Belyaev - Chief Accountant of OJSC Svyazinvest;

-    Ye.A. Pelymski - Deputy Chief Accountant of OJSC Rostelecom


         Irina Vladimirovna Prokofieva

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: OJSC Telecominvest
         Position: Tax Specialist

         Period: 2001 - present
         Company: OJSC Svyazinvest
         Position:  Deputy Head of Internal  Audit  Department,
         Deputy Director - Head of Department for Internal Audit and Economic Analysis, Director of Internal Audit Department

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: member of Audit Commission

         Period: 2003 - present
         Company: CJSC Ermak RMS
         Position: member of Board of Directors

         Period: 2003 - 2004
         Company: OJSC LenSvyaz, CJSC Stack GSM, CJSC South-Siberian cellular communications, CJSC YugSvyaz'story, CJSC Orenburg GSM,
         CJSC  PrimTelephone,  CJSC  Teleross-Kuban'Electrosvyaz,
         CJSC Volgograd GSM, CJSC TsMTO, CJSC Westelcom, LLC Yuzhno-Ural'sky Sotovy Telephone, CJSC Subsidiary company "Armavir plant for manufacturing of communications equipment"
         Position: member of Audit Commission

         Period: 2003 - present
         Company: OJSC North West Telecom, OJSC Center Telecommunication Company, OJSC Uralsvyazinform, OJSC SibirTelecom, OJSC South Telecommunication Company, OJSC Giprosvyaz, CJSC AKIB Pochtobank, CJSC WestBaltTelecom, CJSC Startcom, CJSC Ozdorovitelny complex Orbita, OJSC Moscow City Telecommunication Network,
         OJSC Rostelecom
         Position: member of Audit Commission

         Period: 2004 - present
         Company: OJSC Tatincom-T, CJSC Baikalwestcom, LLC TverTelecom, CJSC Nizhegorodsk cellular communications
         Position: member of Audit Commission


         Period: 2003 - present
         Company: CJSC Ermak RMS
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Konstantin Vladimirovich Belyaev

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1992 - 2001
         Company: OJSC Artelecom
         Position: Deputy Chief Accountant, Chief Accountant

         Period: 2001 - present
         Company: OJSC Svyazinvest
         Position: Chief Accountant

         Period: 2002 - 2002
         Company: OJSC Artelecom, OJSC Yartelecom
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: member of Audit Commission

         Period: 2003 - present
         Company: OJSC North-West Telecom, OJSC TsentrTelecom, OJSC MGTS, OJSC VolgaTelecom, OJSC Dal'svyaz'
         Position: member of Audit Commission

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Evgueni Andreevich Pelymski

         Year of birth: 1976
         Education: higher

         Positions for the last 5 years:

         Period: 2001 - present
         Company: ZAO KPMG
         Position: Assistant auditor, Auditor

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Chief Accountant

         Period: 2004 - present
         Company: OJSC Rostelecom
         Position: member of Audit Commission

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         The Internal Audit Unit consists of:

         Yelena Alekseevna Filippova

         Year of birth: 1951
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 1999
         Company: OJSC Rostelecom, MMT branch
         Position: Chief specialist in new services development department

         Period: 2000 - 2003
         Company: OJSC Rostelecom, MMTS-10 branch
         Position: Chief specialist in new services development department

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Chief specialist of the audit service of the audit service of the Company's Internal Audit Unit

         Stockholdings in the Company: 0.00099%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Dmitry Ivanovich Tkachenko

         Year of birth: 1978
         Education: higher, post-graduate

         Positions for the last 5 years:

         Period: 2000-2001
         Company: LLC Interunion-Audit
         Position: Expert of Audit Department

         Period: 2001-2002
         Company: CJSC Unicom MC - Consulting Group
         Position: Auditor of Audit Department

         Period: 2002-2003
         Company: CJSC PriceWaterhouseCoopersAudit
         Position: Consultant of Audit Department

         Period: 2004 - present
         Company: OJSC Rostelecom
         Position: Lead Specialist of the Company's Internal Audit Unit

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Valery Petrovich Ryzhy

         Year of birth: 1978
         Education: higher

         Positions for the last 5 years:

         Period: 2000 - 2002
         Company: CJSC Audit company FinEscort
         Position: 3rd category expert in audit department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Lead specialist of the audit service of the Company's Internal Audit Unit

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Olga Vissarionovna Polunina

         Year of birth: 1969
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 1999
         Company: Coca-Cola Molino Novosibirsk
         Position: Chief accountant

         Period: 1999 - 2000
         Company: Fuel regional association
         Position: Deputy General Director on Economics and Finance

         Period: 2000 - 2002
         Company: FIG Sayvur Management
         Position: Finance manager

         Period: 2002 - present
         Company: OJSC Rostelecom, Sibir branch
         Position: Chief accountant of TCMS-12 branch, Internal auditor of Sibir branch of the Company's Internal Audit Unit

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none


         Oleg Stanislavovich Shedenkov
         (head of the Corporate Control Division, which includes Internal
          Audit Unit)

         Year of birth: 1975
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: RAO Norilsky Nickel
         Position: chief specialist in internal audit department of the control and audit division

         Period: 2001 - 2002
         Company: OJSC GMK Norilsk Nikel (Norilsk Mining Company)
         Position: Deputy Head of the Audit Department of the Control and Audit Division

         Period: 2002 - 2003
         Company: OJSC Rostelecom
         Position: Head of the Internal Audit Unit

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Head of the Corporate Control Division

         Period: 2003 - present
         Company: CJSC Westelcom, CJSC Incom
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: CJSC Incom
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: CJSC Incom
         Position: Chairman of Board of Directors

         Period: 2003 - 2004
         Company: CJSC Westelcom
         Position: Chairman of Board of Directors

         Period: 2004 - present
         Company: CJSC Westelcom
         Position: member of Board of Directors, General Director

         Period: 2004 - present
         Company: OJSC RTK- Siberia
         Position: Chairman of Board of Directors

         Period: 2004 - present
         Company: CJSC MTs NTT, CJSC Insurance Company Costars,
         CJSC Telecom -Tsentr, CJSC Teleport-TP, CJSC InformKuryerSvyaz', CJSC NTTs Comset, LLC Artelecom Service, CJSC Transport digital network, CJSC Expo-Telecom, CJSC WestBaltTelecom, CJSC Ramsatcom, CJSC Teleinf, OJSC A-svyaz, CJSC GlobalTel
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

5.6 Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer's Financial and Business Operations

1,769,591.72 rubles to members of the Revision Commission.

Remuneration of the members of Revision Commission in the 2003 financial year amounted to: 1,769,591.72 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2003 financial year amounted to: 2.136.319,15 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2004 financial year is paid out in accordance with the unit's staffing table.

5.7 Number of Issuer's Employees, Employee Education and Category Summary Data, and Headcount Changes

 --------------------------------------------------------------------------
 Indicator                             2nd Quarter of   3d Quarter of 2004
                                            2004
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Average payroll employees, persons              25,679       25,132
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Amount of funds spent for                    832,093.7
 remuneration, rubles                                       846,724.6
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Amount of funds spent for social              19,494.3
 security payments, rubles                                   25,826.9
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Total amount of funds spent, rubles            851,588
                                                            872,551.5
 --------------------------------------------------------------------------


 --------------------------------------------------------------------------
 Indicator                             2nd Quarter of   3d Quarter of 2004
                                            2004
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Employees aged under 25 years, %                 4.62         5.41
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Employees  aged  between  25 and 35             17.15
 years, %                                                     17.35
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Employees  aged  between  35 and 55             63.02
 years, %                                                     66.88
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Employees aged over 55 years, %                 15.21
                                                              10.36
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Total:                                         100.00
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 Including:
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 With a  secondary  and/or  complete             27.54
 general education, %                                         26.62
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 With  a  primary  and/or  secondary             41.99
 vocational education, %                                      42.76
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 With    a     higher     vocational             30.34
 education, %                                                 30.62
 --------------------------------------------------------------------------
 --------------------------------------------------------------------------
 With a  post-university  vocational              0.13
 education, %                                                  0.1
 --------------------------------------------------------------------------

There is no unified labor organization within OJSC Rostelecom. Labor union cells that constitute primary trades union organizations of the All-Russia Labor Union of Communications Workers of the Russian Federation have been set up in almost every Company's branch.

The All-Russia Labor Union of Communications Workers of the Russian Federation was founded on November 15, 1905 and today has about 780,000 members.

5.8 The Issuer's Obligations to Employees with Respect to Their Potential Participation in the Issuer's Charter (Share) Capital (Equity Fund)

As of September 30, 2004, no agreements or obligations of the Company existed with respect to the potential participation of employees of the Company in its share capital, including option programs.



VI.  The Issuer's Participants (Shareholders) And Interested-Party Transactions

6.1  The Total Number of the Issuer's Shareholders (Participants)

As of September 30, 2004, the total number of shareholders registered in the register of OJSC Rostelecom amounted to 18,667 entities, including 33 nominee holders.

6.2 The Issuer's Participants (Shareholders) Owning At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares, And The Participants (Shareholders) Of Those Entities Owning At Least 20% Of Their Charter (Share) Capital (Equity Fund) Or At Least 20% Of Their Ordinary Shares

As of September 30, 2004, the shareholders of the Company include the following entities owning at least 5% of its charter capital and/or at least 5% of its ordinary shares:

1. Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Investment Telecommunications Company)

     Short name: Svyazinvest

     TIN: 7710158355

     Address: 55 Plyushchikha St. Bld. 2, Moscow, 119121

     Interest in the Company's charter capital: 38%

     Interest in the Company's ordinary shares: 50.67%

     Shareholders of OJSC Svyazinvest include:

- Full name: Federal Property Management Agency on behalf of the Russian Federation
     Short name: Federal Property Management Agency on behalf of the Russian Federation
     TIN: 7704097841
     Address: 9, Nicol'sky per., Moscow, 103685
     Interest in the charter capital of OJSC Svyazinvest: 25% minus 2 shares Interest in the total amount of OJSC Svyazinvest ordinary shares:
     25% minus 2 shares
     Interest in the Company's charter capital: 0%
     Interest in the Company's ordinary shares: 0%

- Full name: Ministry for Property Relations of Russian Federation Short name: Ministry for Property Relations
     TIN: 7710144747
     Address: 9, Nicol'sky per., Moscow, 103685
     Interest in the charter capital of OJSC Svyazinvest: 50% plus 1 share Interest in the total amount of OJSC Svyazinvest ordinary shares:
     50% plus 1 share
     Interest in the Company's charter capital: 0%
     Interest in the Company's ordinary shares: 0%

-    Full name: MUSTCOM LIMITED
     Short name: Mustcom Ltd
     TIN: not applicable
     Address: 3 Themistoklis Dervis Street, Julia House CY-1066 Nicosia, Cyprus Interest in the charter capital of OJSC Svyazinvest: 25% plus 1 share Interest in the total amount of OJSC Svyazinvest ordinary shares:
     25% plus 1 share
     Interest in the Company's charter capital: 0%
     Interest in the Company's ordinary shares: 0%

2. Full name: Closed Joint Stock Company ING Bank (Eurasia) CJSC Short name: CJSC ING Bank (Eurasia)
     TIN: 7712014310
     Address: 31 Krasnaya Presnya St., Moscow, 123022
     Interest in the Company's charter capital: 23.50%
     Interest in the Company's ordinary shares: 27.16%

3. Full name: Non-profit Partnership Natsionalny Depozitarny Tsentr (National Depositary Center)
     Short name: NP NDC
     TIN: 7706131216
     Address: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009
     Interest in the Company's charter capital: 13.66%
     Interest in the Company's ordinary shares: 13.23%
     The founders of NP NDC are the Bank of Russia and CJSC Moscow Interbank Currency Exchange.

4. Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company)
     Short name: CJSC DCC
     TIN: 7710021150
     Address: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047
     Interest in the Company's charter capital: 6.99%
     Interest in the Company's ordinary shares: 4.05%
     The shareholders of CJSC DCC are 9 of the biggest financial institutions, including ING Bank (Eurasia) CJSC, Deutsche Bank
     Ltd., OJSC CB Savings Bank of the Russian Federation, and NP DCC.

6.3 Portions Of The Issuer's Charter (Share) Capital (Equity Fund) Owned By The State Or A Municipal Entity Or The Existence Of Special Rights (The Golden Share)

As of September 30, 2004, the shareholders of the Company did not include the state (a municipal entity). There are no any special rights by the state or any municipal entities in managing the Company.

6.4 Restrictions Concerning Participation In The Issuer's Charter (Share) Capital (Equity Fund)

There are no restrictions set by the Company's Charter and applicable Russian Federation legislation on the number of shares owned by a single shareholder and/or their aggregate par value and/or the maximum number of votes granted to a single shareholder.

There are no restrictions on the share of participation by foreign entities in the charter capital of the Company, either.

However, in accordance with Chapter 10 of the Federal Law on Joint Stock Companies, an entity that intents alone or jointly with its affiliates to acquire 30% or more of the ordinary shares placed by the Company totaled with own ordinary shares shall notify the Company in writing of its intention to acquire the said shares not later than 30 days before the share acquisition date. The entity, that alone or jointly with its affiliates has acquired 30% or more of the ordinary shares placed by the Company totaled with own ordinary shares shall offer to buy ordinary shares of other shareholders or securities convertible into ordinary shares at a market price that is no less than the weighted average purchase price for such securities obtaining over the past six months preceding the date of the acquisition of the Company's shares. The offer of entity that has acquired ordinary shares pursuant to abovementioned procedure, to buy ordinary shares shall be sent to all shareholders in writing.

Moreover, in accordance with the law of the Russian Federation on Competition and the Limitation of Monopolistic Activities on Commodity Markets, the acquisition by an entity (group of entities) of voting shares in the Company's charter capital, giving that entity (group of entities) the right to dispose of more than 20% of these shares, shall be carried out only with the prior agreement of the federal antimonopoly agency on the basis of an application by the legal or physical entity.

6.5 Changes In The Composition and Participation Interests Of The Issuer's Shareholders (Participants) Holding At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares

As of May 11, 2004, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2003 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

  Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
  The interest in the charter capital of the Company: 38.00%
  The interest in the outstanding ordinary shares of the Company: 50.67%

  Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder) Abbreviated name: CJSC ING Bank (Eurasia) ZAO
  The interest in the charter capital of the Company: 23.71%
  The interest in the outstanding ordinary shares of the Company: 27.18%

  Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (nominee holder)
  Abbreviated name: NP National Depositary Center
  The interest in the charter capital of the Company: 12.08%
  The interest in the outstanding ordinary shares of the Company: 10.68%

  Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)
  Abbreviated name: CJSC Depositary and Clearing Company
  The interest in the charter capital of the Company: 7.94%
  The interest in the outstanding ordinary shares of the Company: 5.71%

As of April 28, 2003, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2002 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

   Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
   The interest in the charter capital of the Company: 38.00%
   The interest in the outstanding ordinary shares of the Company: 50.67%

   Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder) Abbreviated name: CJSC ING Bank (Eurasia) ZAO
   The interest in the charter capital of the Company: 23.55%
   The interest in the outstanding ordinary shares of the Company: 25.92%

   Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (nominee holder)
   Abbreviated name: NP National Depositary Center
   The interest in the charter capital of the Company: 11.36%
   The interest in the outstanding ordinary shares of the Company: 9.34%


As of April 14, 2002, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2001 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

   Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
   The interest in the charter capital of the Company: 38.00%
   The interest in the outstanding ordinary shares of the Company: 50.67%

   Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder) Abbreviated name: CJSC ING Bank (Eurasia) ZAO
   The interest in the charter capital of the Company: 19.25%
   The interest in the outstanding ordinary shares of the Company: 25.66%

   Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (nominee holder)
   Abbreviated name: NP National Depositary Center
   The interest in the charter capital of the Company: 5.98%
   The interest in the outstanding ordinary shares of the Company: 5.88%

   Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)
   Abbreviated name: CJSC Bank Credit Suisse First Boston JSC
   The interest in the charter capital of the Company: 5.80%
   The interest in the outstanding ordinary shares of the Company: 2.20%

   Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)
   Abbreviated name: CJSC Depositary and Clearing Company
   The interest in the charter capital of the Company: 5.35%
   The interest in the outstanding ordinary shares of the Company: 4.05%


As of May 9, 2001, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2000 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

   Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
   The interest in the charter capital of the Company: 38.00%
   The interest in the outstanding ordinary shares of the Company: 50.67%

   Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder) Abbreviated name: CJSC ING Bank (Eurasia) ZAO
   The interest in the charter capital of the Company: 20.68%
   The interest in the outstanding ordinary shares of the Company: 27.57%

   Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)
   Abbreviated name: CJSC Depositary and Clearing Company
   The interest in the charter capital of the Company: 7.02%
   The interest in the outstanding ordinary shares of the Company: 5.86%

   Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)
   Abbreviated name: CJSC Bank Credit Suisse First Boston JSC
   The interest in the charter capital of the Company: 5.88%
   The interest in the outstanding ordinary shares of the Company: 1.66%

   Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (nominee holder)
   Abbreviated name: NP National Depositary Center
   The interest in the charter capital of the Company: 4.36%
   The interest in the outstanding ordinary shares of the Company: 5.03%


As of September 20, 2000, i.e., the date on which the list of entities with the right to participate in the extraordinary general meeting of shareholders hold on November 11, 2000, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary equity shares included:

         Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
         The interest in the charter capital of the Company: 38.00%
         The interest in the outstanding ordinary shares of the Company: 50.67%

         Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO
         (nominee holder)
         Abbreviated name: CJSC ING Bank (Eurasia) ZAO
         The interest in the charter capital of the Company: 21.65%
         The interest in the outstanding ordinary shares of the Company: 28.87%

         Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)
         Abbreviated name: CJSC Bank Credit Suisse First Boston JSC
         The interest in the charter capital of the Company: 7.22%
         The interest in the outstanding ordinary shares of the Company: 2.55%

         Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder) Abbreviated name: CJSC Depositary and Clearing Company
         The interest in the charter capital of the Company: 6.54%
         The interest in the outstanding ordinary shares of the Company: 5.96%


As of May 8, 2000, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 1999 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary equity shares included:

         Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
         The interest in the charter capital of the Company: 38.00%
         The interest in the outstanding ordinary shares of the Company: 50.67%

         Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO
         (nominee holder)
         Abbreviated name: CJSC ING Bank (Eurasia) ZAO
         The interest in the charter capital of the Company: 22.32%
         The interest in the outstanding ordinary shares of the Company: 29.76%

         Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)
         Abbreviated name: CJSC Bank Credit Suisse First Boston JSC
         The interest in the charter capital of the Company: 6.71%
         The interest in the outstanding ordinary shares of the Company: 2.88%


As of May 10, 1999, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 1998 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary equity shares included:

         Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi Abbreviated name: OJSC Svyazinvest
         The interest in the charter capital of the Company: 38.00%
         The interest in the outstanding ordinary shares of the Company: 50.67%

         Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO
         (nominee holder)
         Abbreviated name: CJSC ING Bank (Eurasia) ZAO
         The interest in the charter capital of the Company: 15.07%
         The interest in the outstanding ordinary shares of the Company: 20.10%

         Full name: Closed Joint Stock Company Brunswick Warburg Nominees (nominee holder)
         Abbreviated name: CJSC Brunswick Warburg Nominees
         The interest in the charter capital of the Company: 9.76%
         The interest in the outstanding ordinary shares of the Company: 2.52%

         Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)
         Abbreviated name: CJSC Bank Credit Suisse First Boston JSC
         The interest in the charter capital of the Company: 6.48%
         The interest in the outstanding ordinary shares of the Company: 3.91%

         6.6 Interested Party Transactions Entered into by the Issuer

The amount of interested party transactions approved by the Board of Directors of OJSC Rostelecom during the 3rd quarter of 2004 totaled to 266,351,130.48 rubles (or 3,666,231.2 US dollars)

The Board of Directors also approved a number of the transactions but the total amount of these transactions calculated for the whole period of contacts in effect can not assessed in contrast to amount calculated for relevant periods of the contracts.

During the 3rd quarter of 2004 no transactions (groups of interrelated transactions) worth 5% or more of the balance sheet value of the Company's assets.

During the 3rd quarter of 2004 the Company executed and the Board of Directors approved no interested party transactions (groups of interrelated transactions) when such approval is obligatory by the Russian Federation legislation.

6.7  Accounts receivable

                                                 in thousand rubles
------------------------------------------------------------------------
                            As of June 30, 2004   As of September,2004
------------------------------------------------------------------------
------------------------------------------------------------------------
  Total amount of accounts        8,991,506             7,906,542
  receivable
------------------------------------------------------------------------
------------------------------------------------------------------------
  Including overdue               2,682,413             1,874,510
------------------------------------------------------------------------


The structure of accounts receivable of the Company as of September 30, 2004 in thousand rubles

----------------------- ----------- -----------------------------------------------------------------------------
   Type of account       Current                                      Overdue
      receivable
----------------------- ----------- -----------------------------------------------------------------------------
----------------------- ----------- ----------- -----------------------------------------------------------------
                                      Total                                Including
----------------------- ----------- ----------- -----------------------------------------------------------------
----------------------- ----------- ----------- -----------------------------------------------------------------
                                                                      By time of incurring
----------------------- ----------- ----------- -----------------------------------------------------------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
                                                 up to    from 30   from 60     from 90     from        over
                                                30 days      to        to         to      180 days     1 year
                                                          60 days    90 days   180 days   to 1 year
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Total account           6,032,032   1,874,510     14,789   467,791    224,636    101,541    115,635      950,118
receivable, including:
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Buyers and
customers,  including:  4,774,772    1,874,510    14,789   467,791    224,636    101,541    115,635      950,118
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Promissory notes
receivable                       -           -         -         -          -          -          -            -
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Debts of subsidiaries
and dependent
companies                        -           -         -         -          -          -          -            -
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Debts of participants            -           -         -         -          -          -          -            -
(shareholders) with
respect to
contributions to
charter capital
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Advances issued            374,399           -         -         -          -          -          -            -
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Other debtors              882,861           -         -         -          -          -          -            -
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Total                    6,032,032   1,874,510    14,789   467,791    224,636    101,541    115,635      950,118
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------


As of September 30, 2004 the Company has no debtors accounting for at least 10% of total amount of accounts receivable.

The structure of accounts receivable of the Company as of December 31, 2003 in thousand rubles

----------------------- ----------- -----------------------------------------------------------------------------
   Type of account       Current                                      Overdue
      receivable
----------------------- ----------- -----------------------------------------------------------------------------
----------------------- ----------- ----------- -----------------------------------------------------------------
                                      Total                                Including
----------------------- ----------- ----------- -----------------------------------------------------------------
----------------------- ----------- ----------- -----------------------------------------------------------------
                                                                      By time of incurring
----------------------- ----------- ----------- -----------------------------------------------------------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
                                                 up to    from 30   from 60     from 90     from        over
                                                30 days      to        to         to      180 days     1 year
                                                          60 days    90 days   180 days   to 1 year
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Total account           7,044,248   1,782,515    69,422    299,153   144,596    130,266    127,716    1,011,361
receivable, including:
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Buyers and               5,447,315   1,777,856   68,459    297,213   144,596    130,096    127,428    1,010,064
customers,  including:
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Promissory notes            -           -          -         -          -          -          -           -
receivable
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Debts of subsidiaries
and dependent
companies                   -           -          -         -          -          -          -           -
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Debts of participants       -           -          -         -          -          -          -           -
(shareholders) with
respect to
contributions to
charter capital
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Advances issued           483,068      4,263       940      1,889       -          78        156        1,199
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Other debtors            1,113,865      396        22        52         -          92        132          98
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------
Total                    7,044,248   1,782,515   69,422    299,153   144,596    130,266    127,716    1,011,361
----------------------- ----------- ----------- --------- --------- ---------- ---------- ---------- ------------


The Company's Accounting Policy has been approved in accordance with RAS "Accounting policy of company" 1/98. The debtors' ledger is to be kept in accordance with the following legal acts and regulations:
-        RAS "Financial statements of company" 4/99;
-        the Chart of accounts.

In accordance with Chapter 4 of RAS "Financial statement of company" 4/99 the aging of accounts receivable is to be shown in the balance sheet and, thus, the analytical booking should contain sufficient information to break down assets into current (with period of maturity up to 1 year) and long-term (with period of maturity more than 1 year).

The Chart of accounts doesn't also contain any provisions obligated the Company to keep analytical records to the corresponding accounts (60, 61, 62, 63, 64, 65, 66, 67, 68, 69, 70, 71, 72, 73, 74, 75, 76) in accordance with maturity periods of such accounts: up to 30 days, from 31 to 60 days, from 61 to 90 days, from 91 to 180 days and from 181 days to 1 year.

Thus, the Company doesn't provide the aging of accounts receivable (up to 30 days, 31 up to60 days, 61 up to 90 days, 91 up to 180 days and 181 up to 1 year) pursuant to the Accounting Policy that doesn't imply analytical booking of accounts payable by maturity periods given above.



7.    The Issuer's Accounting Statements And Other Financial Information

7.1  The Issuer's Annual Accounting Statements

According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the third quarter.

7.2 The Issuer's Quarterly Accounting Statements for the Latest Complete Reporting Quarter

This report is supplemented with the Company's quarterly accounting statements for the first nine months of the 2004 financial year compiled in accordance with Russian Federation law (Annex No. 1).

7.3 The Issuer's Consolidated Accounting Statements for the Past Three Complete Financial Years or for Each Complete Financial Year

The Company does not perform to report with consolidated accounting statements compiled in accordance with Russian Federation law, as the consolidated financial statements are prepared pursuant to International Financial Reporting Standards (IFRS).

7.4      Total Exports and Exports as a Percentage of Total Sales

-------------------- ---------------------------- ---------------------------
                         2nd Quarter of 2004          3d Quarter of 2004
-------------------- ---------------------------- ---------------------------
-------------------- ----------- ---------------- ----------- ---------------
                     thousand     % of revenue    thousand     % of revenue
                       rubles      earned from      rubles     earned from
                                 all activities               all activities
-------------------- ----------- ---------------- ----------- ---------------
-------------------- ----------- ---------------- ----------- ---------------
Total Company        1,155,876        12.6        1,259,435       13.1%
revenue from
services export
-------------------- ----------- ---------------- ----------- ---------------


7.5 Material Changes in the Issuer's Assets Since the Ending Date of the Latest Complete Financial Year

No facts of the acquirement or alienation of assets in excess of 5% of the book value of assets took place.

7.6 The Issuer's Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations

During three preceding years up to the 3rd quarter of 2004 and during the 3rd quarter of 2004 OJSC Rostelecom was involved in the following material judicial proceedings:

1 The case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to the Savings Bank of the Russian Federation to recover 29,580,850 rubles on the grounds of improper performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to payment order No. 99666 of August 2, 1999 in electronic form. The Arbitrazh Court of the City of Moscow of first instance in its ruling of May 31, 2000 left the claim without consideration due to non-observance of the pretrial procedure for dispute settlement provided for under the agreement. The appellate instance upheld the above ruling in its ruling dated July 27, 2000. In its ruling dated September 28, 2000 the Federal Arbitrazh Court of the Moscow Circuit repealed the above judicial acts, and the case was referred to the first instance of the Arbitrazh Court of the City of Moscow. The Arbitrazh Court of the City of Moscow ruled against the Company, and the appeals instance upheld that decision. On March 22, 2001, the court of cassation repealed the acts of the lower instances and remanded the case. In its decision of July 6, 2001 the Arbitrazh Court of the City of Moscow ruled that a technical review be held to examine the Client-Savings Bank electronic payment system. Following receipt of the expert opinion the court proceedings were renewed by decision dated November 6, 2002. Due to the need for the experts to attend the court, the proceedings had been adjourned. During the proceedings held in January and February 2003, examination of the experts was held and the review findings were considered. By decision dated March 11, 2003, the claim was repealed. OJSC Rostelecom filed an appeal on April 11, 2003. The appeals instance repealed the appeal filed by OJSC Rostelecom. OJSC Rostelecom filed a cassation appeal with the Federal Arbitrazh Court of the Moscow Circuit that was considered in the 4th quarter of 2003. A cassation appeal was repealed. Currently Rostelecom is looking for further ways to defend its rights.

2 The case of a claim by OJSC Rostelecom against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution on tax liability dated October 29, 2002 for tax violation in the form of non-payment (failure to pay in full) of Uniform Social Tax as a result of incorrect tax calculation, in the form of a penalty of 20% of the amount of unpaid tax-384,293.23 rubles, and on recovering from OJSC Rostelecom of unpaid tax in the amount of 1,921,466.16 rubles. In the opinion of the tax authority OJSC Rostelecom, in calculating and making advance payments of UST for the first six months of 2002 had incorrectly calculated the amount of expenses for state social insurance. By a ruling of the Arbitrazh Court of the City of Moscow preliminary hearing was held on December 23, 2002. By decision of the court of first instance dated January 22, 2003, No. 40 Resolution of October 29, 2002 was declared invalid as inconsistent with tax law. By its ruling of June 17, 2003 based on the examination of the appeal filed by Interregional Tax Inspectorate No. 40 for the City of Moscow the cassation instance of the Federal Arbitrazh Court of the Moscow Circuit upheld the decision of the court of first instance and dismissed the cassation appeal filed by Interregional Tax Inspectorate No. 40.

3 The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against the Russian Defense Ministry. The claim was filed to recover from the military unit a debt in the amount of 32,822,803.56 rubles and default interest for the use of borrowed money in the amount of 12,485,622.71 rubles. The debt was formed as a result of the military unit's failure to perform its obligations of payment for tonal frequency channels provided by the Company under a pertinent Agreement of March 24, 2000. After the claim was specified insofar as the amount of interest was concerned, the Arbitrazh Court of Moscow by its decision of June 2, 2003 sustained the amended claim by OJSC Rostelecom in the amount of 32,822,803.56 rubles of the principal and 12,783,859.27 rubles of default interest for the use of borrowed money, In accordance with the court's decision the principal amount was paid by the Russian Defense Ministry. The Federal Arbitrazh Court of the District of Moscow reversed, on the basis of the decision of the High Arbitrazh Court, the said decision with respect to collection of accrued interest and sent the case to the first instance for a new trial. On April 28, 2004 the Arbitrazh Court of the City of Moscow adopted the decision to collect in favour of OJSC Rostelecom the accrued interest in amount of 6,391,929.63 RUR decreased by 50% in cause of disproportion between the amount of the accrued interest and the consequences of commitments failure.

4 The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against JSCB Savings Bank of Russia, JSC Saules Bank (Latvia), JSC Lateco Bank (Latvia) and JSC ElmexLLC (USA) to recover losses in the amount of 29,580,871 rubles inflicted jointly by the said banks by violating the procedure of banking operations in performing payment order No. 99666 dated August 2, 1999, as well as by subsequent remittance of cash from OJSC Rostelecom's settlement account under that payment order. Due to reorganization of JSC Saules Bank its successor, JSC Rietumu Bank, was recognized as a co-respondent. Preliminary proceedings were held on June 19, 2003. By decision of the Arbitrazh Court of the City of Moscow dated September 23, 2003 the claim was repealed. The higher instance court bodies made no changes to the said decision.

5 The case considered on June 21, 2001 by the Arbitrazh Court of the City of Moscow upon a claim of the Russian Telecommunications Development Corporation (RTDC) against OJSC Rostelecom and CJSC Sistema Telecom (CJSC Dontelecom being the third party) to declare invalid CJSC Dontelecom Shares Sale Contract No. # 24.1.20 dated February 1, 1999 concluded between OJSC Rostelecom and CJSC Sistema Telecom. The first instance of the Arbitrazh Court of the City of Moscow ruled the claim be dismissed. That decision has entered into force and at present it is already non-appealable. The Russian Telecommunications Development Corporation (RTDC) on August 6, 2001 filed another claim with the Arbitrazh Court of the City of Moscow to transfer rights and obligations of the buyer under the said share sale contract to the plaintiff. By Arbitrazh Court of the City of Moscow first instance decision dated August 28, 2001 the claims were sustained. Given the factual situation in the case and since the decision cannot be enforced (the shares are owned by foreign individuals who are not participants in the proceedings), OJSC Rostelecom, for its part, will not appeal against that decision. The executory process for this case was closed in April 2002 due to the impossibility of the arbitrazh court decision to be enforced.

6 The case considered on January 15, 2002 by the Arbitrazh Court of the City of Moscow upon the claim by CJSC Telecros against OJSC Rostelecom to recover 21,060,000 rubles for communication services allegedly provided during March-December 1998 in the absence of an agreement. The respondent did not admit the claim. By its ruling of February 14, 2002 the court suggested that the parties make arrangements for the settlement of the dispute and postponed the proceedings until March 14, 2002. That session was also postponed until April 15, 2002 due to non-appearance of representatives of the Plaintiff and their corresponding request for adjournment. Subsequently court proceedings were postponed and adjourned until June 3, 2002 and June 28, 2002, respectively. In the court hearing held on June 28, 2002 the plaintiff renounced the claim in full with the resulting ruling by the court on the termination of proceedings.

7 The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 194,888,838.65 rubles, including 166,218,501.6 rubles of the principal and 28,670,337.06 rubles of interest for the use of borrowed money. As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 109,732,890 rubles, the value of the claim was changed to make 56,485,611.59 rubles of the principal and 32,615,613.91 rubles of interest for the use of borrowed money. By decision of the Artibrazh Court dated September 11, 2003 the claim by the Company in the amount of 56,485,611.59 rubles was sustained, and the remaining part of the claim was dismissed "as having no legal grounds." The claim of
     56,485,611.59 was paid out on March 31, 2004, by the writ of execution directed to the Specialized Department of the Federal Treasury of the City of Moscow of the Russia's Ministry of Finance.

8 The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution #90/03. Hearings were held on November 27, 2003 and December 23, 2003. By decision of the Artibrazh Court dated December 23, 2003 the case consideration is scheduled for January 12, 2004. By the decision of the Artibrazh Court of the City of Moscow the claim was paid off except the part of small account. The decision of appeal instance of the Artibrazh Court of February 29, 2004, let the said decision valid. On June 7, 2004 Interregional Inspectorate of the Russian Federation Ministry for Taxes filed the cassation appeal on established court resolutions. The decision of cassation instance of the Artibrazh Court of July 13, 2004, let the said decision valid.

9 The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 73,811,788.75 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during January and August of
     2003). On February 2, 2004 the Arbitrazh Court adopted the decision of satisfying the full amount of claim by the Company and issued a writ of execution for initiating of execution action.

10 The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 57,069,824.32 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during September and December of 2003). As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 42,691,241.30 rubles on March 22, 2004, the value of the claim was changed to 14,378,583.02 rubles. On April 13, 2004 the Arbitrazh Court adopted the decision of satisfying the changed amount of the claim by the Company.

11 The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 57,446,828.49 rubles and forfeit of 1,559,450.99 rubles. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under the contract No. US-22/3-37TV/3632/52-10 dated March 3, 2002 (in period between November and December of 2003). As after the Company's application to the court FSUE VGTRK had paid the principal debt in amount of 57,446,828.49 rubles the Arbitrazh Court of the City of Moscow adopted the decision of refunding the forfeit of 1,559,450.99 rubles by the claim of the Company.

12 The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 3,868,959.02 rubles and forfeit of 107,985.52 rubles. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under the contract No. US-22/3-38RV/3633/52-10 dated March 13, 2002. As after the Company's application to the court FSUE VGTRK had paid the principal debt in amount of 3,868,959.02 rubles the Arbitrazh Court of the City of Moscow adopted the decision of refunding the forfeit of 107,985.52 rubles by the claim of the Company.

13 The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunication services provided by the Company under the contract No. UpiOK-3/24to/764 dated January 1, 2003, including the principal in amount of 80,985,867.41 rubles and the fine of 6,127,692.66 rubles. As the debt was repaid in part by the OJSC First Channel before the court hearings the Arbitrazh Court of the City of Moscow adopted decision of satisfying the claim by the Company in amount of 71,147,406.79 rubles and issued a writ of execution for initiating of execution action. The writ of execution in amount of 71,147,406.79 rubles, including the principal of 65,019,714.13 rubles and the fine for the delays in liabilities fulfillment in amount of 6,127,692.66 rubles, was submitted to the Court Officer Service of the Central Board of the Ministry of Justice of the city of Moscow. The amount of claim was recovered by OJSC First Channel on June 24, 2004 according to the writ of execution. The execution action was completed.

14 On November 17, 2003 OJSC Rostelecom submitted to the court the statement of the claim for recovery of excessive tax payments, which had not been refunded at scheduled date. By the decision of the Arbitrazh Court of the City of Moscow dated February 2, 2004 upon the case No. A4052027/03-129-121 Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 was obligated to refund the excessive profit tax payments in amount of 10,237,650 rubles to the Company and to add and pay the interest for the period during January 21 and November 3, 2003 in amount of 1,380,027.58 rubles for the overdue refunding of the excessive profit tax payments. On April 13, 2004 the appeal was rejected. On June 16, 2004 Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 filed the cassation appeal. The decision of the Arbitrazh Court of the City of Moscow dated July 20, 2004 was let valid under the decision of the cassation instance.

15. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 47,039,120. 49 rubles and forfeit of 1 391 442, 65 rubles. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under the contract No. US-22/3-37RV/3632/52-10 dated March 13, 2002 (in period between November and December of 2004). As after the Company's application to the court FSUE VGTRK had paid the principal debt in amount of 47,039,120.49 rubles the Arbitrazh Court of the City of Moscow adopted the decision of refunding the forfeit of 1,391,442.65 rubles by the claim of the Company.

16. On September 8, 2004 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Resolution No. 40 (No07-42/43) dated August 28, 2004 of Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation claiming the Company to pay tax commitments in of 281,388,177 rubles, penalties in amount of 56,277,635 and fine. The hearings were set on November 10, 2004.

17. On September 23, 2004 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Claim No. No1241/r dated August 28, 2004 of the Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 to pay taxes in amount of 280 836 378 rubles.



8    Additional  Information  About  The  Issuer  And  Placement  Of Its  Issued
     Securities

8.1      Additional Information About the Issuer

8.1.1    The Issuer's Charter (Share) Capital (Equity Fund) Size and Structure

The amount of the charter capital of the Company as of September 30, 2004 was 2,428,819.4725 rubles. Ordinary shares in the charter capital accounted for 75.005196% (a total of 1,821,740.8 rubles). Preferred shares in the charter capital accounted for 24.994804% (a total of 607,078.6725 rubles).

As of September 30, 2004 approximately 25.35% of the Company's ordinary shares circulated outside the Russian Federation in the form of American Depositary Receipts II Level (1 ADR = 6 ordinary shares) issued by the depositary bank JP Morgan Chase Bank (60 Wall Street, 36th Floor, New York, New York 10260, USA) in accordance with a Deposit Agreement concluded between OJSC Rostelecom, JP Morgan Chase Bank and owners and beneficiaries of American Depositary Receipts.

The Company's ADR have been listed on the New York Stock Exchange, and are also traded on London Stock Exchange, Deutsche Bourse and other stock exchanges.

8.1.2 Changes in the Size of the Issuer's Charter (Share) Capital (Equity Fund)

In 1999, in connection with the accession of OJSC MMT to the Company, an additional issue of OJSC Rostelecom's shares was made by way of conversion of ordinary and preferred shares of the affiliated company. The resolution on the increase of the charter capital was passed by the general meeting of shareholders (Minutes No. 1 dated July 1, 1999).

As of the end of 1998, the Company's charter capital was 2,334,086.1025 rubles and consisted of 700,312,800 ordinary shares and 233,358,300 preferred shares with nominal value 0,0025 rubles each.

As of the end of 1999, the Company's charter capital was 2,428,819.4725 rubles and consisted of 728,696,320 ordinary shares and 242,831,469 preferred shares with nominal value 0,0025 rubles each.

8.1.3 Formation and Uses of the Issuer's Reserve Fund and Other Funds

Pursuant to the Charter a reserve fund was formed in the Company by means of annual 5% deductions from the Company's net profits until the amount of the reserve fund reached 15% of the Company's charter capital. The reserve fund is designated for covering the Company's losses and also for being used in the absence of any other cash for the redemption of Company shares in such cases and according to such a procedure as are provided for under the Company's Charter. The reserve fund cannot be used for any other purposes. Information on he amount of reserve fund as of June 30, 2004, cannot be presented since the Company does not prepare financial statements for the 4th quarter.

The table below concerns the information on the amount and the uses of Reserve fund.

----------------------------------------------------------------------------
  Indicator                                  As of June 30,      As of
                                                  2004       September 30,
                                                                 2004
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Amount of reserve fund stated by the                 364            364
  foundation documents, in thousand RUR
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Amount of reserve fund as of the expiry
  date of ended fiscal year (quarter), in              364            364
  thousand RUR
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Amount of reserve fund as of the expiry               15             15
  date of ended fiscal year (quarter) in %
  to the charter capital
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Amount of assignments to the reserve fund              0              0
  during the ended fiscal year (quarter), in
  thousand RUR
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Amount of reserve fund used during the                 0              0
  ended fiscal year (quarter), in thousand
  RUR
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  Uses of reserve fund
----------------------------------------------------------------------------


8.1.4 The Procedure For Convening Meetings Of The Issuer's Top Management Body

Pursuant to the Charter the general meeting of shareholders is the main governing body of the Company. The date and procedure for holding an annual general meeting of shareholders, the procedure for notification of the meeting and a list of materials to be provided to the shareholders shall be determined by a pertinent decision of the Board of Directors passed by a majority of votes attending the meeting in accordance with the Charter and the Regulations on the General Meeting of Shareholders effective in the Company.

Information on a forthcoming general meeting of shareholders shall be provided by way of a written notice given to every person put on the list of persons eligible for attending the general meeting of shareholders and/or its publication in the form of an announcement in Rossiiskaya gazeta or any other national newspaper distributed on the entire territory of the Russian Federation. The Company may also inform the shareholders of a forthcoming general meeting through other mass media and the Internet.

The shareholders should be notified of a forthcoming general meeting no less than 30 calendar days prior to the deadline for accepting ballot-papers by sending the following documents to the shareholders by registered mail:

-    the text of a notice about a forthcoming general meeting;

-    voting ballots.

In the event that the agenda includes issues voting on which may, pursuant to the Federal Law on Joint Stock Companies, result in shareholders' right to request the Company to buy out their shares, a special written request form for the purchase of shares by the Company will also be given to shareholders.

In the event that the agenda includes an issue on a decrease of the charter capital by acquiring a portion of distributed shares for the purpose of reducing their total number, a special written application form for the sale of shares shall also be distributed to shareholders.

The date of notifying the shareholder of a forthcoming general meeting shall be determined by the date of postage or by the date of publication of the notice about the general meeting.

An extraordinary general meeting of shareholders shall be held by decision of the Board of Directors passed by a majority of its members attending the meeting on its own initiative or at a request from the Audit Commission or the auditor of the Company, as well as of a shareholder (shareholders) holding in the aggregate no less than 10% of the Company's voting shares as of the date of such request. A request for calling an extraordinary meeting of shareholders may be:

-    mailed to the address of the Company's location;

- served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company's internal documents to accept written correspondence addressed to the Company.

If a request is sent by an ordinary letter or other ordinary mail, the date shown on the calendar stamp certifying the date of receipt of such mail shall be the date of filing such request, and if a request for calling an extraordinary general meeting is sent by registered letter or other registered mail, it shall be the date when such mail was served to the addressee against receipt. In the event of service against receipt the date of service shall be the date of filing such request.

Any other matters related to filing requests shall be governed by the Regulations on the general meeting of shareholders.

The agenda of a general meeting of shareholders shall be approved by the Company's Board of Directors. The procedure for proposing items to be placed on the agenda and for approving the agenda shall be determined by the Company's Charter and the Regulations on the General Meeting of Shareholders.

Shareholders (a shareholder) owning in the aggregate no less than 2% of the Company voting shares shall be entitled to propose items to be placed on the agenda of an annual meeting of shareholders. Such proposals should be received by the Company not later than 60 days after the end of the financial year.

Proposals of items to be placed on the agenda may be:

-    mailed to the address of the Company's location;

- served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company's internal documents to accept written correspondence addressed to the Company.

If a proposal for the agenda of a general meeting is sent by mail, the date shown on the calendar stamp certifying the date of sending of such mail shall be the date of filing such proposal, and if a proposal for the agenda of a general meeting is served against receipt the date of serving shall be the date of filing such proposal.

Information to be provided to shareholders in preparation for a General Meeting of Shareholders includes:

-    annual accounting statements of the Company;

- statements by the Company's Audit Commission and the auditor of the Company based on the audits of the annual accounting statements of the Company;

-    information on candidates for the Board of Directors;

-    information on candidates for the Audit Commission;

-    information on the proposed auditor of the Company;

- draft amendments and additions proposed to the Charter and the internal documents of the Company and (or) draft revised versions of the Charter and the internal documents of the Company;

- draft resolutions of the general meeting of shareholders proposed by persons entitled under the Charter of the Company to propose issues to be placed on the agenda of a meeting of shareholders or require the calling of an extraordinary general meeting of shareholders;

- any other information (materials) required for passing resolutions on the items of the agenda of a general meeting of shareholders included by decision of the Board of Directors into the list of information (materials) to be provided to the shareholders in preparation for a general meeting of shareholders.

The said information shall be provided according to a procedure established in the Charter in the event that respective issues have been placed on the agenda of the general meeting of shareholders. Materials provided to persons eligible for attending the general meeting of shareholders in preparation for the general meeting shall not be sent to the shareholders. Any person eligible for attending the general meeting of shareholders shall have the right to review such materials at addresses indicated in the notice. Any person eligible for attending the general meeting of shareholders shall have the right to receive the copies of all materials of the meeting at addresses indicated in the notices, and shall have the right to require that the said materials be sent to it by mail, provided the cost of mailing services in paid for by it.

8.1.5 Business Entities In Which The Issuer Owns At Least 5% Of Their Charter (Share) Capital (Equity Fund) Or At Least 5% Of Their Ordinary Shares

(Truncated)

8.1.6    Material Transactions Effected By The Issuer

During the ended fiscal quarter no material transactions (groups of related transactions) obligations under which would amount to 10% and more of the book value of the Company's assets have been effected.

8.1.7    The Issuer's Credit Ratings

As of September 30, 2004, the Company's credit rating on Standard & Poor's international scale was B, "Positive" forecast.

Credit rating history for the period from 1997 to 2004:

---------------------------- ---------------------------------------------
   Rating revision date                         Rating
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
November 13, 2003            B, "Positive" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
April 30, 2002               B-, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
July 28, 2000                CCC, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
April 12, 2000               CCC-, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
November 16, 1999            CC, "Developing" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
February 8, 1999             CC, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
August 17, 1998              CC, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
August 13, 1998              B-, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
June 9, 1998                 B+, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
May 27, 1998                 BB-, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
December 19, 1997            BB-, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
February 14, 1997            BB-, "Steady" forecast
---------------------------- ---------------------------------------------


Full  and   abbreviated   business  name  and  location  of  the  credit  rating
organization:

Standard and Poor's International Services Inc., a legal entity established under the laws of Delaware, USA, registered at 615 South Dupon Highway, Dover, Kent County, Delaware, USA, operating via its Moscow office located at 7th floor, Mokhovaya Business Center, 4/7 Vozdvizhenka St., Moscow, 125009, Russian Federation.

A brief description of the credit rating method:

An Issuer's credit rating on the Standard & Poor's international scale indicates the current opinion on the general creditworthiness of an issuer of bonds or guarantor or surety or business partner and its ability and intention to fully discharge its liabilities in due time. The Standard & Poor's long-term rating evaluates an Issuer's ability to discharge its liabilities in due time.
Long-term ratings vary from the highest AAA rating to the lowest D rating. Ratings within the AA to CCC range can be supplemented with "plus" (+) or "minus" (-) indicating an intermediate rating in relation to basic ratings.

AAA - a very high ability to discharge one's obligations in full and in due time, the highest rating.

AA   - a high ability to discharge one's obligations in full and in due time.

A - an upper medium ability to discharge one's obligations in full and in due time but with a strong sensitivity to unfavorable changes in the business, financial and economic environment.

BBB - a sufficient ability to discharge one's obligations in full and in due time but with an enhanced sensitivity to unfavorable changes in the business, financial and economic environment.

BB - no danger in the short term but an enhanced sensitivity to unfavorable changes in the business, financial and economic environment.

B - an enhanced vulnerability in an unfavorable business, financial and economic environment but with the current possibility to discharge one's obligations in due time and in full.

CCC - at the moment the issuer is potentially capable of defaulting on its obligations, with the discharging of obligations in due time largely depending on a favorable business, financial and economic environment.

CC - present high probability of the Issuer's failure to discharge its obligations.

C - bankruptcy proceedings or any similar action have been instituted in relation to the issuer but payments or the discharging of obligations continue.

SD - a selective default under a given obligations with ongoing payments in due time and in full under other obligations.

D    - a default in discharging obligations.

AAA, AA, A and BBB ratings - investment class ratings.

BB, B, CCC, CC and C - highly speculative ratings.

A rating forecast indicates a possible movement of the rating in the next two or three years.

"Positive" - the rating can go up.

"Negative" - the rating can go down.

"Steady" - changes are unlikely.

"Developing" - the rating may go either up or down.

The credit rating of borrower companies on the Standard & Poor's international scale consists of two basic elements: a business analysis and a financial profile analysis. A company's rating is not just simple computation of financial indicators. It is also a result of a thorough review of fundamental business characteristics, such as country risks, sector structure and growth prospects, competitive advantages of a company, its regulation system, management and strategy.

Many of these factors are of a qualitative nature. They largely condition a company's future financial indicators. On the other hand, business risks condition the level of financial risks that a company can assume under a certain rating. In rating any company Standard & Poor's analysts are weighting business and financial position factors. In some cases a credit rating is determined primarily by business characteristics and in other cases the financial profile plays the dominant role.

Assessment of business risks faced by a company begins with the analysis of the country and sectoral context. The level of stability in a company's operations in this or that country is affected by how dynamic, developed and sustained its economy is and how transparent and effective its legislation and regulation are, whether an adequate infrastructure is available, how its financial system operates and how well its lending standards are developed. Standard & Poor's experts examine the structure and development prospects of a given sector, the cycles and acuteness of competition, specific features of the regulation system, and reveal key factors of success in a given business and the major risk factors affecting the players in each sector. Standard & Poor's analysts examine a company's position on the market, its advantages over the rivals or, conversely, the spheres where the company is most vulnerable. Sectoral specifics are always taken into account and a comparative analysis is made in relation to other companies. Management and strategy reviews are equally important.

Having analyzed the conditions under which the company is operating and its business position, Standard & Poor's analysts go over to financial analysis proper: examination of the company's financial statements, ratio computation, trend analysis and financial forecasting.

Financial analysis is made with regard to sectoral specifics. In financial ratio computation analytical adjustments can be made, in particular in order to have differences in accounting standards and policies taken into account to exclude the effects of emergency operations. Standard & Poor's also analyzes the company's financial policies and its approach to risk management. Financial analysis is focused on cash flows, ratios of debt and interest coverage by cash flows or by proceeds from operations, and on liquidity. Capital pattern and profitability ratios are less significant as they are more abstract and largely depend on the conditionalities of accounting.

8.2 The Issuer's Shares By Category (Class)

The charter capital of OJSC Rostelecom is 2,428,819.4725 rubles and consists of 971,527,789 outstanding shares, each of 0.0025 ruble nominal value, including 728,696,320 ordinary shares and 242,831,469 class A preferred shares.

No extra shares are being distributed.

The number of OJSC Rostelecom stated shares presently equals 905,330,221 ordinary shares and 531 class A preferred shares.

No shares recorded on the Company balance.

No securities convertible into shares.

In 2003 a merger of additional issues of OJSC Rostelecom shares was effected:

The issues of OJSC Rostelecom ordinary paperless registered shares were assigned a new registration number: No. 1-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 have been annulled.

The issues of preferred paperless registered shares in OJSC Rostelecom were assigned a new registration number: No. 2-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16 have been annulled.

Pursuant to the Company's Charter each ordinary share provides its holder with an equal scope of rights.

Each holder of ordinary shares in the Company shall be entitled:

- to sell or otherwise dispose of its shares at any time without prior agreement with the other shareholders or approval by the bodies of the Company;

- to take part in a general meeting of shareholders with the right to vote on all issues within its competence. In the event that a shareholder has acquired the ownership of shares after the approval by the Board of Directors of a list of shareholders eligible for attending the general meeting of shareholders, the shareholder shall be entitled to attend the meeting only on the basis of a power of attorney issued by the former holder of the shares;

- to receive dividends if these are declared and paid out according to a procedure established by the Charter;

- to receive any part of the property or of the value of any part of the property of the Company remaining upon liquidation of the Company after settlements with creditors, in proportion to the number of shares held by the shareholder and in the manner and according to the procedure provided for under the effective legislation of the Russian Federation and the Charter;

- to receive from the Company's registrar extracts from the shareholders register certified with the registrar's seal, to obtain information on all entries on its personal account, and any other information as provided for under the legal acts of the Russian Federation in the form, terms, manner and time limits provided for under the Regulations on Maintaining the Shareholders' Register, approved by the Company's registrar within its authority;

- to obtain information contained in the Charter, the Certificate of State Registration of the Company and other Company documents that do not contain state or commercial secrets;

- in cases provided for under effective Russian Federation legislation to defend in court its infringed civil rights, including claiming damages from the Company;

- to require the Company to buy out all or any part of the holder's shares in cases and according to the procedure provided for under effective Russian Federation legislation;

- to sell shares to the Company in the event that the Company resolves to buy out such shares;

- to request from the Company an extract from the list of persons eligible for attending the general meeting of shareholders containing information on the shareholder.

A shareholder shall pay for the services related to the provision of the documents thus requested with the amount of such payment being specified in the price list subject to approval by the Management Board of the Company; and prices for such services cannot exceed the cost of making copies of the documents and of mailing such documents.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 2% of the total number of the distributed voting shares in the Company as of the date of proposal of items to be placed on the agenda, shall be entitled to propose items for the agenda of a general meeting of shareholders and also to nominate candidates for election to the Board of Directors, the Auditing Commission and the counting commission of the Company at an annual or extraordinary general meeting of shareholders on terms, in the manner and within the time limits provided for under the Charter of the Company.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 10% of ordinary shares of the total number of the distributed voting ordinary shares of the Company shall be entitled:

- to request the convocation of or, in cases provided for under effective Russian Federation law, to convene an extraordinary general meeting of shareholders of the Company;

- to request a review (audit) of the financial and business operations of the Company.

Every holder of ordinary shares in the Company is obliged to:

- pay for the Company's placed securities acquired by him according to the procedure, in amounts, forms and within the time limits provided for under the Company's Charter and a resolution on the placement of these securities;

-    keep secret the confidential information on the Company's operations;

- perform other obligations provided for under the Charter, the Company's internal documents, and resolutions of the general meeting of shareholders and the Board of Directors passed within their respective authority.

In the event of placement by the Company of additional shares and issued securities convertible into shares through public offering, the Company's shareholders shall have the preemptive right in respect of such securities in the number proportional to the number of shares of a respective category (class) held by them, that right to be exercised according to the procedure provided for under federal laws.

The Company's shareholders shall have the right of access to the documents as provided for under the Charter, according to the procedure established in
Article  91 of the  Federal  Law on  Joint-Stock  Companies,  and the  Company's
Charter.

Pursuant to the Company's Charter, each Class A preferred share shall provide to its holder an equal scope of rights.

The holders of preferred shares in the Company shall not be entitled to vote at a general meeting of shareholders unless otherwise provided for under effective law and the Company Charter.

The holders of Class A preferred shares shall be entitled to receive a fixed annual dividend, unless otherwise provided for under the Company's Charter. The total amount payable as a dividend on each Class A preferred share shall be established at 10% of the Company's net profits gained over the past financial year divided by the number of shares that constitute 25% of the Company charter capital. And if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable in dividends on each Class A preferred share, the amount of the latter should be increased up to the amount of the dividend payable on ordinary shares.

Every holder of a Class A preferred share shall be entitled to:

- sell or otherwise dispose of the shares held by him at any time without prior agreement with other shareholders or approval by the bodies of the Company;

- take part in a general meeting of shareholders with the right to vote on issues of the Company's reorganization or liquidation;

- the holders of Class A preferred shares shall be entitled to vote at the meeting of shareholders in cases where the adoption of amendments or additions to the Charter would involve any restriction of the rights of preferred share holders, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation value payable on preferred shares of the preceding order of priority or in the case of provision to the holders of preferred shares of another class of privileges in respect of the order of priority in payment of dividends and
     (or) liquidation value of the shares. The holders of Class A preferred shares the dividend payable on which is established in the Charter shall be entitled to take part in a general meeting of shareholders with the right to vote on all issues on the agenda starting from the general meeting immediately following the annual general meeting of shareholders which failed to pass a resolution on the payment of dividends or passed a resolution on the payment of dividends on Class A preferred shares. The right of holders of Class A preferred shares to attend a general meeting of shareholders shall be terminated upon the payment of dividends on the said shares in full;

- in the event of the Company's liquidation, receive a part of property or the value of a part of property remaining after settlements with the Company's creditors are completed. And the property remaining after the creditors' claims have been satisfied shall be used to effect payments in the following manner:

     o    available unpaid dividends on Class A preferred shares shall be paid;

     o holders of Class A preferred shares shall be paid the nominal value of the shares belonging to them;

     o the remaining property shall be distributed among the holders of Class A preferred shares and of ordinary shares in proportion to their shareholding in relation to the total number of shares placed by the Company adjusted for the value of Class A preferred shares (liquidation value of Class A preferred shares) paid earlier;

- receive from the Company's registrar extracts from the shareholders register and any other information as provided for under the Charter for the holders of ordinary shares in the Company;

- receive information contained in the Company's documents listed in the Charter, according to the procedure provided for under the Charter for the holders of ordinary shares in the Company;

- exercise the rights referred to in the Charter in accordance with the effective law and the Company's Charter.

Each holder of Class A preferred shares is obliged:

-    not disclose confidential information on the Company's operations;

- perform other obligations provided for under the Charter, the Company's internal documents, as well as resolutions of the general meetings of shareholders and the Board of Directors passed within their respective authority.

8.3  Prior Issues of the Issuer's Securities Other Than its Shares

8.3.1    Issues of Which All Securities Have Been Redeemed (Cancelled)

There are no issues all securities of which have been redeemed (cancelled).

8.3.2    Issues of Securities Currently in Circulation

The Company has issued no securities other than shares.

8.3.3Issues of  Securities  under Which the Issuer's  Obligations  Have Not Been
     Fulfilled (Default)

There are no securities under which the Company's obligations have not been fulfilled.

8.4      Entity (Entities) that Have Provided Security for Bonds Issued

         The Company has issued no bonds.

8.5      Issued Bond Obligation Security Terms

         The Company has issued no bonds.

8.6  Organizations that Register the Rights to Securities Issued by the Issuer

Since April 20, 1997, the register of the Company shareholders is run by a specialized registrar, CJSC Registrator-Svyaz, registered and located at: 15A Kalanchevskaya st., Moscow 107078. Registrar license No. 10-000-1-00258 of November 1, 2002 issued by the Federal Commission for the Securities Market of the Russian Federation for an indefinite term.

8.7 Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents

As of June 30, 2004, matters related to the specifics of payment to nonresidents of dividends on the Company's shares are governed by the following laws:

Federal Law No. 208-FZ on Joint Stock Companies as amended on March 5, 2004 (effective since July 1, 2004), which provides for equal rights of non-resident shareholders to receive dividends; Russian Federation Law No. 3615-1 of October 9, 1992 on Currency Regulation and Currency Control as amended on June 6, 2004 that determines the status of remittance of dividends from the Russian Federation to nonresidents in terms of required special permissions from the Bank of Russia; Federal Law No. 16-FZ of July 9, 1999 on Foreign Investments in the Russian Federation as amended on July 25, 2002 that establishes guarantees for the protection of rights and lawful interests of foreign investors in the Russian Federation against changes in Russian domestic laws, nationalization or requisition of investments owned by them; and the Tax Code of the Russian Federation that establishes the taxation procedure for the income of foreign organizations paid in the form of dividends.

8.8 Taxation of Income Generated by Securities Placed or Being Placed by the Issuer

The Company has placed one type of issued securities only - its shares. The shareholders are entitled to income in the form of dividends and to proceeds from the sale of shares. Shareholder's tax is levied in the following manner.

Dividends

Individuals

Dividends payable to individuals who are taxpaying residents of the Russian Federation are subject to personal income tax (PIT) at the rate of 6%. The tax base is determined as the amount of dividends payable less the amount of dividends received by the Company for the preceding year.

Dividends payable to individuals who are not taxpaying residents of the Russian Federation are subject to PIT at the rate of 30%. The tax base is determined as the amount of dividends payable.

Organizations

Dividends payable to organizations that are Russian taxpayers are subject to profit tax at the rate of 6%. The tax base is determined as the amount of dividends payable less the amount of dividends actually received by the Company for the preceding year.

Dividends payable to foreign organizations are subject to profit tax at the rate of 15%. The tax base is determined as the amount of dividends payable.

Pursuant to Article 275 of the Tax Code of the Russian Federation, in payment of dividends to individuals and organizations the Company acts as a tax agent, i.e. it makes the assessment, deduction from dividends, and transfer to the budget of the amounts of PIT and profit tax payable on dividends.

The taxes on dividends accrued upon the results of preceding fiscal periods but payable to Russian entities and individuals (residents of the Russian
Federation) in the current fiscal period are imposed in accordance with effective Russian tax legislation. In addition the amount of tax payable is calculated in accordance with Article 275 of the Tax Code implying the effective tax rate.

Paying off dividends upon the results of preceding fiscal years taxes are to be levied under the effective tax rate calculated for period of corresponding dividend payment since dividends upon the results of 2001. As of the last day of the fiscal quarter the Company was applying the following tax rates for the preceding periods of dividend payments.

--------------------------- --------------------------------------------
                                          Dividends for:
--------------------------- --------------------------------------------
--------------------------- ------------- ---------- --------- ---------
                            2000 year and 2001 year  2002 year 2003 year
                               earlier
--------------------------- ------------- ---------- --------- ---------
--------------------------- ------------- ---------- --------- ---------
Tax rate withheld from           6%          6%       4.62%    5.7613%
dividends paid off in 2004
--------------------------- ------------- ---------- --------- ---------


Proceeds from the Sale of Securities

Individuals

Proceeds from the sale of shares by resident individuals are subject to PIT at the rate of 13%. In the determination of the tax base for PIT proceeds from the sale of shares can be decreased by: (i) the amount of documented expenses related to the purchase (including interest on the use of credit resources), safekeeping and sale of shares, losses in operations with other securities traded on an organized securities market or (ii) property tax deduction in the amount of up to 125,000 rubles (if the shares were owned by a given individual during a period of less than three years) or the full amount of proceeds from the sale of shares.

Proceeds from the sale of shares by nonresident individuals are subject to PIT only if the shares are sold on the territory of the Russian Federation. In this case, profit tax is calculated at the rate of 30%. The tax base for PIT computation is assessed according to a procedure similar to that of tax base assessment for resident individuals (see above).

PIT on proceeds from the sale of shares is generally assessed, deducted and paid to the budget by tax agents - sellers of the shares. Upon expiry of the tax period individual taxpayers can file a tax return containing a readjustment of the amount of PIT.

Organizations

Proceeds from the sale of shares by Russian taxpayer organizations are subject to profit tax at the rate of 24%. The tax base for profit tax assessment (taxable profits) is determined as the difference between proceeds from the sale of securities and the acquisition and sale of securities costs, as well as losses from the sale of other securities traded on an organized securities market.

Profit tax in case of sale of shares by Russian taxpayer organizations is generally computed and paid by these organizations.

Proceeds from the sale of shares by foreign organizations will be subject to profit tax only if two conditions take place concurrently: i) the shares are sold on the territory of the Russian Federation and ii) in the period of such sale more than 50% of the Company's assets consist of immovable property located on the territory of the Russian Federation. In this case profit tax will be assessed at a rate of 20% or 24%. The 20% rate will be applied if the tax base is the full amount of proceeds from the sale of shares. The 24% rate will be applied if the tax base is determined in a manner similar to that applied in the determination of the tax base by Russian taxpayer organizations.

Profit tax on the sale of shares by foreign organizations is assessed, deducted and paid to the budget by tax agents, i.e. the sellers of shares.

Application of International Agreement Provisions

In the event that provisions of international agreements between the Russian Federation (or the USSR if the Russian Federation acknowledged such agreements as subject to application) and the states whose taxpayer residents are individuals and organizations entitled to receive income on Company's shares provide for reduced rates of PIT and/or profit tax to be applied to such income or for exemption of such income from taxation in the Russian Federation, then the relevant provisions of international agreements will apply to taxation of dividends payable to these organizations. As a general rule, a confirmation of tax resident status of such individuals and organizations entitled to receive income is required.

8.9 Dividends Declared (Accrued) and Paid on the Issuer's Shares, and Yields the Issuer's Bonds

------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Year of General Meeting              2000            2001             2002             2003            2004
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Dividends                          For 1999        For 2000         For 2001         For 2002        For 2003
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Distributed dividends on one            0.1645           0.1634        0.2144961         0.54347          0.87807
ordinary share (Rub)
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Total dividends distributed     115,195,425.19   119,068,978.69   156,302,518.72  396,024,589.03   639,846,379.39
on ordinary shares
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Total dividends actually paid   113,726,370.28   117,944,927.54   154,112,028.78  390,580,645.96   190,088,077.04
on ordinary shares (Rub)
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Distributed dividends on one            0.8093           0.4243        0.9195237         1.27472          3.25301
Class A preferred share (Rub)
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Total dividends distributed     188,856,872.19   103,033,392.30   223,289,290.85  309,542,130.16   789,933,193.90
on preferred shares (Rub)
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Total dividends actually paid   186,920,138.79   101,964,144.42    218,190,723.2  301,173,962.34   259,275,833.51
on preferred shares
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Management body passing a           Annual      Annual general   Annual general       Annual      Annual general
                                   general                                           general        meeting of
resolution on payment of          meeting of      meeting of       meeting of       meeting of     shareholders
dividends on shares              shareholders    shareholders     shareholders     shareholders
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Date of annual general          June 24, 2000    June 30, 2001    June 1, 2002    June 15, 2003    June 26, 2004
meeting of shareholders
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Date and Protocol number of
general meeting of               Protocol No.                    Protocol No. 1    Protocol No.
shareholders passing             1 of July 4,   Protocol No. 1     of June 10,    1 of June 20,   Protocol No. 1
resolution on payment of             2000       of July 3, 2001       2002             2003       of July 7, 2004
dividends
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Register closure                    May 8            May 9          April 14         April 28         May 11
date
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
Start of dividend payment         August 23        August 29        August 1          July 1          July 15
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
End of dividend payment          December 31      December 31      December 31     December 31      December 15
------------------------------- --------------- ---------------- ---------------- --------------- ----------------
------------------------------- ----------------------------------------------------------------------------------
Form of dividend payment                      - by transfer to the shareholders' bank accounts;
                                              - by postal orders (postal costs deducted);
                                              - by payment through the cash office (only for
                                              Rostelecom's employees)
------------------------------- ----------------------------------------------------------------------------------

OJSC Rostelecom follows resolutions on payment of dividends passed by annual general meetings of the Company and fulfils in full its obligations of remitting dividends to persons registered in the OJSC Rostelecom register as of the date of closure thereof.

The sole reason for nonpayment of dividends is shareholders' failure to provide changes in the data to be entered into the register of the Company's securities holders with respect to the means of dividend receipt chosen by them in connection with:

o a change in a shareholder's place of residence in case of dividends remittance by mail order;

o a change in bank details in case of dividends remittance by bank money order;

o a shareholder's dismissal from the staff of the Company since only the Company's employees may receive dividends in the Company's cash office;

o    a change in passport data for any means of dividend payment selected.

At the same time, pursuant to Article 44(5) of the Federal Law No. 208-FZ on Joint Stock Companies as amended on October 31, 2002, a shareholder of the Company shall promptly inform the Company's registrar, CJSC Registrator-Svyaz, of any changes in the above data. In the event of failure of the Shareholder of the Company to provide information on changes in such data, the Company and its registrar shall not be liable for any losses incurred in this connection.

Upon submission by a Company's shareholder of its changed data required for dividend payment the Company's registrar, CJSC Registrator-Svyaz will once again remit dividends with the changes taken into account indicated in the form filled in by an individual or a legal entity and filed with the Company's registrar.

8.10 Other Information

No information.



                                     Annex 1

The Issuer's Quarterly Accounting Statements for the Latest Complete Reporting Quarter

(Truncated)



END OF FILING